UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Patrick Corporation Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Computershare Investor Services LLC
Toll Holdings Limited
C/ - Charisse Chaney
2 North LaSalle Street
Chicago IL 60602
United States of America
Phone: +1 312 588-4992
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 30, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	Notice delivered to U.S. Shareholders with the Bidder's Statement dated September 15, 2005*
2	Bidder's Statement dated September 15, 2005*
3	Supplemental Bidder's Statement dated November 2, 2005
4	Supplemental Bidder's Statement dated November 11, 2005
5	Supplemental Bidder's Statement dated November 24, 2005
6	Supplemental Bidder's Statement dated February 3, 2006
7	Supplemental Bidder's Statement dated February 17, 2006
8	Supplemental Bidder's Statement dated March 6, 2006
9	Supplemental Bidder's Statement dated March 22, 2006

* Previously furnished on Form CB on October 3, 2005.

Item 2. Informational Legends.

The required legends are included under the heading "Offers outside Australia" in the Bidder's Statement dated September 15, 2005 or in the Notice delivered to U.S. Shareholders therewith.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III. CONSENT TO SERVICE OF PROCESS AND UNDERTAKING

A written irrevocable consent and power of attorney on Form F-X was filed by the bidder with the Commission on October 3, 2005.

The bidder undertakes to provide, upon the request of any U.S. holder or the Commission staff, an opinion of an independent expert stating that the cash consideration offered to U.S. holders is substantially equivalent to the value of the consideration offered security holders outside the United States.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOLL HOLDINGS LIMITED

(Signature)

Mr Bernard McInerney, Company Secretary
(Name and Title)

22 March , 2006
(Date)

Exhibit 3

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) **(Corporations Act)** and notice under sections 630(2) and 650D of the Corporations Act **(Supplementary Bidder's Statement).** It is issued by Toll Holdings Limited ACN 006 592 089 **(Toll)** in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 **(Patrick)** contained in Toll's bidder's statement dated 15 September 2005 **(Bidder's Statement).** This Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement. Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Supplementary Bidder's Statement. This Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Bidder's Statement.

Supplementary Bidder's Statement

2 November 2005

in respect of Toll's Offer for

PATRICK CORPORATION LIMITED

ACN 008 660 124

TOLL HOLDINGS LIMITED

ACN 006 592 089



TABLE OF CONTENTS

TOLL EXTENDS ITS OFFER CLOSING DATE TO 2 DECEMBER 2005

This document contains important information and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible. If you have any queries about this document, the Offer or how to accept the Offer, please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

CHAIRMAN AND MANAGING DIRECTOR'S LETTER

2 November 2005

Dear Patrick Shareholder,

We are pleased to be writing to you once again in connection with our offer to acquire Patrick Shares, as more fully detailed in our Bidder's Statement.

Our Offer remains a unique opportunity for you to participate in the creation of a leading integrated transport and logistics business in the Asian region.

In this Supplementary Bidder's Statement we:

- extend our Offer until 2 December 2005;
- agree to offer certain foreign Patrick Shareholders the ability to receive Toll Shares under our Offer; and
- highlight the shortcomings in Patrick's Target's Statement including:
  - the omission of actual or forecast cash flows;
  - lack of detail of how Patrick will execute its apparent strategy to emulate Toll's integrated logistics business; and
  - that Patrick Shareholders' proforma equivalent EPS for the year ended 30 June 2006 will be 34% higher under Toll's Offer.

At Toll's recent annual general meeting, we reiterated Toll's strong current trading performance and expectations of another year of record performance in 2006. Toll has secured a number of important contracts in the first four months of the financial year and recently announced the acquisition of Korn Bulk Haulage, which specialises in mine coal haulage. Toll remains excited by the opportunity to combine its business with Patrick and believes the combination will benefit shareholders of both companies.

To accept the Offer you should follow the instructions on the acceptance form enclosed with our Bidder's Statement, or call the Toll Offer Information line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia) for further details.

Yours sincerely

John Moule
Chairman

Paul Little
Managing Director

1. INTRODUCTION

1.1. Patrick's Target's Statement

Toll believes that Patrick's target's statement in respect of Toll's takeover bid for Patrick (**Target's Statement**):

- Contains fundamentally flawed arguments as to why you should not accept Toll's Offer;
- Fails to disclose material information concerning Patrick;
- Inadequately discloses important information in the context of Toll's Offer; and
- Contains various misleading statements.

1.2. Fundamental flaws in Patrick's arguments as to why you should not accept Toll's Offer

Patrick's directors presented a number of arguments why they believe you should not accept Toll's Offer. These arguments are fundamentally flawed. Toll believes that:

- Patrick's EBITDA growth outlook is based on optimistic assumptions and a large investment program. It requires a significant leap of faith, particularly given Patrick's track record in recent years, to assume that this will translate into significant growth in EPS or shareholder value;
- Lonergan Edwards & Associates Limited (**Lonergan Edwards**) significantly overstates the value of Patrick Shares:
  - The implied Price Earnings Multiples for Patrick Shares at its valuation are:
    - 29.8x to 32.0x Patrick's 2005 earnings - almost double the ASX200 Price Earnings Multiple; and
    - 24.2x to 26.0x Patrick's projected 2006 earnings - 15% to 26% above the level which Patrick itself considers to be "high by most standards"[1];
  - The mid-point EBITA multiple of 25.1x for its Ports Division valuation is almost twice the average multiple achieved in recent sales of container terminals businesses – and about 1/3 of Patrick's Ports Division's earnings are from activities other than container terminals; and
  - The Virgin Blue valuation range is higher than the price Patrick paid for control only seven months ago, notwithstanding the significant adverse impact on Virgin Blue of the approximately 30% increase in oil prices since Patrick's bid was announced, and is based on the assumption that Virgin Blue's "maintainable" profits are materially higher than Patrick's own forecasts for Virgin Blue for both FY2006 and FY2007;
- Toll's earnings and operating cash flow growth record is very strong and clearly superior to Patrick's;
- Toll's proposed Virgin Blue restructure should enhance Virgin Blue's value, reduce Patrick's risk profile and does not destroy value; and
- The conditions of Toll's Offer are not unusual for a takeover bid in Australia.

Section 2 contains Toll's explanation of these fundamental flaws in Patrick's arguments.

1 Refer to Patrick's ASX announcement dated 28 February 2005 made during its bid for Virgin Blue.

1.3. What Patrick failed to tell you in its Target's Statement

Toll believes that Patrick's Target's Statement omits material information concerning Patrick that is important for Patrick Shareholders in deciding whether to accept Toll's Offer or retain their Patrick Shares, including:

- Patrick's apparent net cash outflow before financing of over $700 million in the 18 months to 30 September 2006 with no details of how this will be funded;
- Patrick's failure to outline a coherent and deliverable stand-alone growth strategy;
- Patrick's lack of proven ability to execute its growth strategy;
- Patrick's track record in delivering shareholder value, which is significantly inferior to Toll's track record;
- Patrick's uninspiring track record in making business acquisitions and generating value from them; and
- Patrick Shareholders' proforma equivalent EPS for the year to 30 June 2006 which will be 34% higher under Toll's Offer.

Section 3 contains further information on these deficiencies in Patrick's Target's Statement.

1.4. Patrick's intentions for Pacific National

Patrick's Target's Statement, including financial forecasts for the next two years, has been prepared on the assumption that it will retain its current investment in Pacific National as it is today. This represents the Patrick Board's "best estimate" of the future structure of Pacific National.

Toll believes that this official position of the Patrick Board confirms that recent comments by Patrick's Managing Director reported in the media about a potential break-up of Pacific National are merely a diversionary takeover defence tactic and should therefore be ignored by Patrick Shareholders.

Section 4 contains further information on Pacific National.

1.5. Patrick Shares are likely to trade at a discount in the absence of Toll's Offer

Nowhere in the first 123 pages of the Target's Statement prepared by Patrick is there any mention of what will happen to Patrick's Share price if Toll's Offer lapses.

However, any shareholders who read the Lonergan Edwards' report would have found the following important statements:

- "... if the Offer lapses and no higher offer or alternative proposal emerges Patrick shares are likely to trade at a discount to the value of the Offer [$6.19 to $6.52]..." (page 209); and
- "We have been advised by the Patrick Directors that no alternative offers have been received subsequent to the announcement of Toll's Offer..." (page 212).

Patrick's one month VWAP prior to speculation of Toll's Offer on 26 July 2005 was $5.56.

1.6. Misleading statements in Patrick's Target's Statement

The Target's Statement also includes a number of misleading statements in respect of Toll's business. Toll addresses these statements in Section 6.

1.7. Extension of Offer Period and other relevant information

Toll's Offer was scheduled to close on 10 November 2005. Given the ACCC is due to publish its "phase one findings" (which will not be a final decision but an identification of competition issues which are of concern to the ACCC and require further consideration and investigation) in respect of Toll's Offer on or around 14 November 2005, Toll has decided to extend the closing date to 2 December 2005. Further details of this extension, the status of the ACCC condition and the other conditions of Toll's Offer and additional relevant information are contained in Section 7.

1.8. Patrick Shareholders now have a clear choice

Patrick's Target's Statement does not identify any possible alternative bids for Patrick. After the Offer conditions have been satisfied or waived, Patrick Shareholders will have a clear choice:

- Accept Toll's Offer and participate in all of the benefits of combining Toll and Patrick to create the leading integrated logistics provider in Australia, New Zealand and the Asian region[2]; or
- Retain an investment in a domestic ports, volatile passenger airline and smaller scale logistics business with significant uncertainty on the execution of a growth strategy to rival Toll's integrated logistics business.

Toll believes its Offer provides compelling strategic benefits and attractive value and encourages all Patrick Shareholders to accept the Offer.

To accept Toll's Offer you should follow the instructions set out in Section 6 of the Bidder's Statement.

If you have misplaced the Bidder's Statement or the Acceptance Form, or you have any questions about the Offer or how to accept the Offer, please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

Patrick has offered no alternative other than a strategy (with a high execution risk) that attempts to emulate Toll's proven integrated logistics business model and maintain its current exposure to the volatile passenger airline market.

2 Refer to Section 3 of Toll's Bidder's Statement for benefits of the Offer.

2. FUNDAMENTAL FLAWS IN PATRICK'S ARGUMENTS

2.1. Patrick's EBITDA growth outlook is based on optimistic assumptions and a large expenditure program

Patrick bases its comments about relative growth outlook only on a comparison of its forecast EBITDA growth relative to its assessment of Toll's EBITDA growth. A significant part of Patrick's forecast EBITDA growth is based on a very large capital and acquisition expenditure program from FY2005 to FY2007 - at least $1.5 billion or 40% of Patrick's market value prior to speculation of Toll's Offer on 26 July 2005.

Given the large amount of shareholders' funds Patrick needs to spend to generate its forecast EBITDA growth, you should ask whether this will translate into shareholder value growth.

- **EBITDA growth does not equal shareholder value creation**

  Any company can grow EBITDA by making acquisitions and spending capital. However this does not mean that spending large amounts of shareholders' funds on acquisitions and capital will add value.

  Over the last five years, Patrick has spent over $2.3 billion of its shareholders' funds in acquisitions and capital. With this spending program, Patrick produced what may superficially appear like an impressive 30% per annum average growth in EBITDA, however this only led to:

  - 14% per annum EPS growth; and
  - total shareholder returns (**TSR**) of 14% per annum compared to the ASX200 average of 10%.

  Over the same period, Toll produced average annual EBITDA growth of 39%, while spending only $1.2 billion on capital and acquisitions. However, Toll's total shareholder returns significantly exceeded Patrick's over this period as illustrated below:


Toll
400
300
200
100
0
EBITDA ($m)
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Value of $1,000 Invested in Toll in July 2000
2001
2002
2003
2004
2005
EBITDA (LHS)
Toll TSR (RHS)


Patrick
400
300
200
100
0
EBITDA ($m)
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Value of $1,000 Invested in Patrick in July 2000
2001
2002
2003
2004
2005
EBITDA (LHS)
Patrick TSR (RHS)

  The value of $1,000 invested in Toll Shares on 27 July 2000, assuming reinvestment of dividends, was **$5,971** at 26 July 2005 (prior to media and market speculation of Toll's Offer), compared to **$1,929** for the same investment in Patrick on the same basis.

- **Patrick's forecast earnings growth is based on optimistic assumptions**

  Toll estimates Patrick's forecast EBITA growth over the two years from FY2005 to FY2007 to include the following major components:



600
500
400
300
200
100
0
EBITA ($m)
346
81
69
28
22
546
2005E Economic Interest EBITA
Forecast Growth in Controlled Ports/Logistics Business
Assumed Virgin Blue Profit Improvement
Pacific National Profit Growth
Removal of Stevedoring Levy Assumed to be Retained by Patrick
2007F Economic Interest EBITA

Patrick's shareholders should question the following key components of Patrick's forecast:

- *The large increase in Virgin Blue's profit within two years*

  Virgin Blue's unaudited estimated NPAT for FY2005 was $105 million and in the second half of FY2005, a period influenced by higher fuel prices, was only $30 million for the six months. Patrick appears to be forecasting an increase in Virgin Blue's NPAT to around $138 million by FY2007. This forecast does not appear to have been approved or endorsed by the Virgin Blue board.

  Virgin Blue's earnings are volatile and relatively high risk and are therefore inherently difficult to forecast [3].

  Following Patrick's $346 million acquisition of control of Virgin Blue earlier this year, its shareholders were led to believe that a recovery in Virgin Blue's earnings would emerge due to a predicted downward trend in fuel costs and planned initiatives. Eight months later, with a halving of profit in the second half of FY2005 and an approximately 30% increase in oil prices since Patrick's bid was announced, Patrick is again optimistically forecasting a recovery in Virgin Blue's earnings.

- *The need for Pacific National to remain intact*

  The forecasts in Patrick's Target's Statement have been prepared on the basis that Pacific National remains as is, with a resulting $28 million improvement in Patrick's economic interest EBITA over the next two years. Toll believes that any break-up of Pacific National (refer Section 4) would have a significant adverse impact on this profit forecast.

3 Refer to Lonergan Edwards report paragraph 253, page 188 of Target's Statement.

- *The assumed increase in profits from the cessation of the stevedoring levy*

  Patrick assumes that it will retain the full amount of the stevedoring levy in its profits when the levy ceases, which it expects to occur in 2006. Toll believes there is likely to be some market pressure to pass some or all of this saving on to customers. Even if the amount of the levy is retained by Patrick, it will only have a one-off impact on Patrick's EBITDA growth rate.

- *The assumed profit contribution from investment in new technology*

  The forecasts assume a $13 million EBITA contribution in FY2007 from Patrick's investment in Autostraddle technology. Given this is new technology never before implemented on a large scale, it is unproven and there may be implementation issues. Lonergan Edwards noted there may be "implementation risk associated with the technology" (Target's Statement, page 179).

- **Patrick's forecast EBITDA growth assumes no significant changes in the competitive environment**

  Patrick's forecasts assume no significant changes to the current competitive environment (page 56). However, Patrick is likely to face increased competition in at least its two largest businesses (as measured by forecast economic interest EBITDA contribution):

  - Container Terminals, with increasing prospects of a third operator at Port Botany and possibly other Australian ports; and
  - Virgin Blue, with Qantas introducing further domestic capacity, Ozjet due to commence domestic services targeting the business travel market shortly (a key growth area for Virgin Blue identified by Patrick) and Jetstar due to commence international services which may compete with Pacific Blue.

- **Patrick's comparison to Toll's EBITDA growth is erroneous**

  Patrick has compared its own forecast "economic interest" EBITDA (i.e. including Patrick's shareholding proportion of associates' and subsidiaries' EBITDA, which is contrary to "statutory" EBITDA in accordance with Australian or international accounting standards) to an average broker forecast of "statutory" EBITDA for Toll, adjusted from a 30 June year end to 30 September.

  Set out below is a comparison of Toll's actual and forecast reported EBITDA and diluted EPS for the years ended 30 June 2001 to 2006 to Patrick's actual and forecast reported EBITDA and diluted EPS for the years ended 30 September 2001 to 2007. This clearly demonstrates that Toll has generated significantly stronger growth than Patrick where it matters for shareholders – in EPS.


Toll
600
500
400
300
200
100
0
EBITDA ($m)
80
70
60
50
40
30
20
10
0
EPS (cents)
2001
2002
2003
2004
2005
2006F
EBITDA (LHS)
EPS Pre Goodwill, Pre Significant Items (RHS)


Patrick
600
500
400
300
200
100
0
EBITDA ($m)
80
70
60
50
40
30
20
10
0
EPS (cents)
2001
2002
2003
2004
2005
2006F
2007F
EBITDA (LHS)
Economic Interest EPS (RHS)

Patrick suggests Toll's average annual EBITDA growth rate for 2006 and 2007 is 10.3%. Toll has not disclosed any forecasts for 2007. For Toll to achieve a 10.3% average EBITDA growth for 2006 and 2007, it would only require 2.2% EBITDA growth in 2007. Such a growth rate would be substantially below the average of 39% per annum achieved by Toll for the last four years.

Patrick's forecast assumptions are optimistic and rely on substantial capital investment and a significant turn around in Virgin Blue.

2.2. Lonergan Edwards overstates the value of Patrick Shares

Patrick's directors use Lonergan Edwards' valuation of $7.75 to $8.31 per Patrick Share to justify their recommendation not to accept Toll's Offer.

Patrick Shareholders should note that this valuation range is equivalent to a Price Earnings Multiple for all of Patrick including its 62.4% shareholding in Virgin Blue of:

- 29.8x – 32.0x estimated unaudited 2005 earnings - around twice the ASX200 Price Earnings Multiple; and
- 24.2x – 26.0x Patrick's forecast 2006 earnings.

These multiples are very high even by Patrick's standards:

> "Price-Earnings Multiples ... are fairly widely used in valuing most companies ... 18 to 22 times projected earnings is high by most standards but for an airline its so high as to be ludicrous."
>
> Chris Corrigan quoted in Patrick Media Announcement, 28 February 2005

If Patrick Shares were valued at the "high by most standards" 18 to 22 times projected 2006 earnings, they would be valued at $5.67 to $7.04 (15% to 26% less than Lonergan Edwards' valuation).

Toll considers Lonergan Edwards' valuation of Patrick Shares is unreasonably high as highlighted by the following:

- **Ports Division valuation**

  The implied EBITA multiple at the midpoint of Lonergan Edwards' valuation of the Ports Division – only approximately two-thirds of which is container terminals[4] - is almost double the average of all recent container terminal acquisitions (some of which included relatively high growth Chinese port operations) as detailed in Lonergan Edwards' report, as illustrated below. The balance of Patrick's Ports Division is transport and logistics activities which would normally be valued at lower EBITA multiples than its container terminals.



Trailing EBITA Multiple
30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
25.1x
14.7x
12.9x
12.6x
12.6x
90% Premium to Average
Average of Recent Transactions: 13.2x
Patrick Ports Division 2005A (Mid-point)
Mersey Docks (2005)
CSX World Terminals (2004)
Ports of Auckland (2005)
PD Ports Group (2004)

  If Patrick's Ports Division was valued at the average EBITA multiple for recent container terminals transactions, the valuation per Patrick Share would have been $2.08 lower (i.e. $5.67 - $6.23 per share).

4 Based on average broker estimates of EBIT for Patrick's Ports Division at the date of Toll's Bidder's Statement (refer to page 52 of the Bidder's Statement).

- **Virgin Blue valuation**

  Lonergan Edwards valued Patrick's shareholding in Virgin Blue at $1.90 to $2.06 per share. Toll considers this valuation to be excessive as:

  - The only objective measure of the value for control of Virgin Blue is the price at which Patrick acquired control in March 2005, i.e. $1.90 per share. Since the announcement of Patrick's bid, oil prices have risen by approximately 30% (while Virgin Blue remained unhedged), which has had a material adverse impact on the value of Virgin Blue. The inverse relationship between oil prices and Virgin Blue's value (measured by its share price) over this period is illustrated below:



Crude Oil (US$/bbl)
$75
$70
$65
$60
$55
$50
$45
$40
Virgin Blue Share Price (A$)
$2.20
$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
$1.50
$1.40
28/01/2005
11/03/2005
22/04/2005
3/06/2005
15/07/2005
26/08/2005
7/10/2005
Crude Oil (WTI Cushing) (LHS)
Virgin Blue Share Price (RHS)

    Given the increase in oil prices, Toll believes the current value of a controlling shareholding in Virgin Blue is materially lower than $1.90 per share.

  - Lonergan Edwards' valuation assumes that Virgin Blue has "normalised" NPAT of $160 million per annum. This earnings level is higher than Virgin Blue has ever achieved and significantly higher than both Virgin Blue's current earnings and Patrick's forecast earnings for Virgin Blue. Patrick's forecasts for Virgin Blue for the years ending 30 September 2006 and 2007 do not appear to have been approved or endorsed by the Virgin Blue board.



Actual Market Reference
Target's Statement Forecast
Virgin Blue NPAT ($m)
160
120
80
40
0
52% Premium
166% Premium
75% Premium
16% Premium
105
60
91
138
160
FY2005 Estimated
2H 2005 Annualised
Patrick's FY2006 Forecast
Patrick's FY2007 Forecast
Lonergan Edwards "Normalised"

– The market price of Virgin Blue Shares on 28 October 2005 was $1.51. If Patrick was valued using this price, its value would be $0.32 to $0.46 lower than using the Virgin Blue valuation included in Lonergan Edwards' valuation.

Lonergan Edwards' valuation of Patrick is based on a Ports Division EBITA multiple of around twice recent port acquisitions, and "normalised" earnings for Virgin Blue which are significantly above Patrick's own forecasts.

2.3. Toll's earnings track record is strong

Patrick describes Toll's core business as being in an industry that is currently in a mature phase of its life cycle and generally growing no more quickly than GDP (Target's Statement, page 72).

Contrary to suggestions by Patrick in its Target's Statement, Toll is not simply a road freight or "trucking" company. Toll is an integrated logistics provider with services covering freight forwarding and linehaul services by road, rail, sea and air express as well as integrated logistics and distribution services including warehousing, port operations and refrigerated freight services. Toll is a leading integrated logistics provider in Australia and New Zealand and has expanding Asian operations in Singapore, Thailand, Malaysia and Vietnam. Toll has over 40,000 customers. Toll's primary customers are not shipping lines or freight forwarders, but end use customers ranging from small businesses to Australia's largest retailers and manufacturers. The strength of Toll's customer relationships and broad service offering have contributed to Toll's strong organic growth rates.

Toll believes the Australian freight industry offers exciting and substantial growth opportunities. Strong growth is expected to result from increasing levels of international trade and increased outsourcing of in-house transport. Toll itself has experienced organic revenue growth rates substantially higher than GDP – averaging approximately 8% per annum over the last five years.

Future growth opportunities are not limited to Australia. Toll's customers' level of trade into and out of Asia has been expanding dramatically and is expected to continue to do so. In order to provide its customers with an integrated logistics service, Toll is continuing to grow with its customers in Asia. Toll believes there will be substantial growth opportunities in Asia in the future.

Patrick outlined in its Target's Statement plans to grow in sectors in which Toll is very active, including freight forwarding (evidenced by its attempted acquisition of FCL Interstate Transport Services Pty Ltd (FCL)) and express (evidenced by its attempted acquisition of Star Track Express). Toll is a leading participant in Australian express freight through its Toll Fast, Toll IPEC and Toll Priority businesses. Patrick describes this sector as a "growing" sector, contradicting its own statements about Toll's growth outlook, and states that it "retains an intention to gain a substantial share" of this sector (Target's Statement, page 43), but does not say how it intends to do so.

Patrick suggested that you should question whether Toll's current trading multiple is sustainable relative to the current average trading multiple of three domestic companies, which it considered to be Toll's peer group: K&S Corporation, Lindsay Australia and Mainfreight. Toll's integrated logistics business is substantially different to the businesses of these three companies in its operations.

Lonergan Edwards, the valuer commissioned by Patrick, does not appear to have the same questions that Patrick does about Toll's trading multiple:

> "340 While the PE multiples of Toll on a portfolio basis are high this reflects:
>
> (a) the leading market share held by Toll in the majority of industry sectors in which it operates
>
> (b) its demonstrated capacity to grow revenue and earnings in recent years at above average levels
>
> (c) market expectations of continued growth in earnings, as reflected in Toll management's expectation of 18.5% growth in diluted EPS in the year ending 30 June 2006."
>
> Lonergan Edwards' report, page 204

Patrick does not understand or has misrepresented Toll's integrated logistics business model and track record of outstanding performance

2.4. Toll's proposed Virgin Blue restructure does not destroy value

Patrick states in its Target's Statement that Toll's proposed restructuring of Patrick's shareholding in Virgin Blue will destroy the value of a control premium inherent in that shareholding. Toll believes this is not the case:

- A "control premium" is only applicable where there are parties who are interested in acquiring control. Neither Toll nor, based on its Target's Statement and lack of any other ASX disclosure, Patrick have received any approach from a party interested in paying a premium to acquire control of Virgin Blue since the announcement of Toll's Offer;
- Toll believes the likelihood of any party seeking control of Virgin Blue is diminished by:
  - The existence of the Ongoing Shareholders Agreement between Patrick Group and Virgin Group; and
  - Foreign ownership restrictions under the Air Navigation Act 1920 (Cth) which effectively empower the Commonwealth Government to limit foreign shareholdings in Virgin Blue to no more than 49% of the total Virgin Blue issued share capital, and Virgin Group already owns 25.6%;
- As discussed in Section 2.2, Patrick acquired control of Virgin Blue in March 2005 at $1.90 per share. Since the announcement of Patrick's bid, oil prices have increased by approximately 30% while Virgin Blue remained unhedged. Toll believes the current value of Virgin Blue is materially below the $1.90 at which Patrick acquired control earlier this year;
- With its air express businesses, Toll is one of the largest airfreight linehaul customers in Australia. Following completion of the Offer, Toll intends to enter into negotiations with Virgin Blue on an arms length basis to transfer Toll's requirements for airfreight linehaul services to Virgin Blue. Toll believes this proposed airfreight arrangement has capacity to add value to Virgin Blue (value which cannot be delivered by Patrick), which should be reflected in the value received by Patrick and its shareholders for their Virgin Blue Shares; and
- Under Toll's proposal, Patrick will reduce its exposure to the volatile and high risk passenger airline business.

3. WHAT PATRICK FAILED TO TELL YOU IN ITS TARGET'S STATEMENT

3.1. Patrick appears to have over $700 million in net cash outflows in the 18 months to 30 September 2006

Patrick's Target's Statement includes unaudited estimated actual profits for FY2005 and forecasts for FY2006 and FY2007. It also includes a proforma balance sheet at 31 March 2005, which is six months prior to its unaudited profit result for FY2005, and capital expenditure forecasts for FY2006 and FY2007. Importantly, it does not include:

- Any actual or forecast cash flows;
- A current balance sheet, including its current debt position; and
- Details of its off balance sheet operating lease commitments.

In the absence of this important information, Toll has estimated Patrick's net cash flows and debt position based on the information included in the Target's Statement.

- **Approximately $330 million net cash outflow since 31 March 2005**

  Based on information in Lonergan Edwards' report and ASX disclosures by Patrick, it appears that Patrick (excluding Virgin Blue) had net cash outflow before financing of approximately $330 million since 31 March 2005. As Patrick now consolidates Virgin Blue, any net cash outflow of Virgin Blue over this period will increase Patrick's consolidated net cash outflow.

- **Approximately $400 million net cash outflow during FY2006**

  Based on information in the Target's Statement it appears that Patrick will have net cash outflow before working capital requirements and financing of approximately $400 million in FY2006 as summarised below:

	FY2006 Forecast ($m)
EBITDA per Target's Statement	568
Non-cash option expense	8
Capital expenditure per Target's Statement	(666)
Additional working capital to support growth	Not Disclosed
Income tax	(102)
Interest expense	(83)
Ordinary dividends (40% payout)	(88)
Loan to FCL	(33)
Cash flows before financing	**(396)**
New acquisitions	?
Total cash outflow	**???**

- Estimated Gearing

  Based on the above estimated cash flows, Toll has estimated Patrick's gearing ratio as follows:

	Estimated Gearing as at 30 Sept 2006[1]		
	Excluding Operating Leases	Including Operating Leases	Including Operating Leases and share of Pacific National Debt
Net Debt/Equity	78%	139%	155%
Net Debt/ Net Tangible Assets	128%	230%	256%

(1) Estimated by Toll based on disclosures in Patrick's Target's Statement.

- **Ability to access cash from Pacific National and Virgin Blue**

  Patrick Shareholders should note:

  - Pacific National has not paid any dividends since its inception in 2002; and
  - Virgin Blue has not paid any dividends since its IPO in 2003.

  Based on Toll's analysis, Virgin Blue appears to also have a net cash outflow in FY2006, which may impact its ability to pay dividends in that year. In any event, as Virgin Blue is now controlled by Patrick, any dividends it pays will not enhance the consolidated net cash flows of the Patrick Group.

- **Future acquisitions will increase cash outflow**

  The Target's Statement indicates that Patrick will make future acquisitions as part of its growth strategy (Target's Statement, page 36). Any such acquisitions will increase Patrick's cash outflow and require an increase in gearing, equity raising or reduction in dividends.

3.2. Patrick failed to outline a coherent and deliverable stand-alone growth strategy

Toll believes Patrick's Target's Statement did not outline a coherent and consistent vision and strategy for Patrick as a stand-alone company as an alternative to Toll's Offer. In particular, Toll notes the following statements by Patrick which create the appearance of a confused strategy:

- **Acquisition or organic growth?**

Patrick 2004 Annual Report:	"Patrick has grown, mainly by acquisition..." (page 1)
22 August 2005:	"[Toll's Offer] means Patrick's shareholders would [experience] a change in exposure in management approach from organic growth to growth via acquisition" (Patrick ASX announcement)
18 October 2005:	"Patrick ... intends to continue to make strategic purchases of transport companies" (Target's Statement, page 36)

- **Ports strategy or replicate Toll's integrated logistics model?**

22 August 2005:	"[The Offer] ... means Patrick Shareholders would be substantially lowering their exposure to the Ports Business in return for an increased exposure to the freight forwarding business" (Patrick ASX announcement)
13 October 2005:	"The alliance with FCL is an important step for Patrick in continuing to expand its freight forwarding operations" (Patrick ASX announcement)
18 October 2005:	"Patrick made a well publicised attempt to acquire Star Track Express ... Patrick retains an intention to gain a substantial share of the growing express market..." (Target's Statement, page 43)

Patrick refers to its container terminal volumes increasing at 2 to 2.5 times domestic GDP growth (Target's Statement, page 35), which reflects the growing level of international trade. Yet its freight strategy appears to be confined to the domestic market. Toll believes that there are substantial growth opportunities within Asia as part of an integrated logistics business which Patrick has failed to recognise.

3.3. Patrick does not have a proven ability to execute its growth strategy

Patrick has identified freight forwarding and express freight segments as being attractive growth targets. Toll is very active in both of these segments. Patrick also states in its Target's Statement that Toll is a business "which Patrick is quite capable of building on its own, largely organically." (page 72)

Patrick Shareholders face significant execution and operational risk should Patrick attempt to emulate Toll's strategy.



Estimated Annual Revenue ($b)
4
3
2
1
0
3.5
$2.5b Revenue Difference
How much will Patrick have to spend on Freight Forwarding Acquisitions to build a further $2.5 billion in revenue?
$150m purchase price for $170m FCL revenues
0.17
0.80
Developed through acquisitions and organic growth over last 10 years
Toll's Land-Based Logistics Revenues
Estimated Patrick's Land-Based Logistics Revenues
Patrick Pre FCL
Proposed Acquisition of FCL

Patrick's recent unsuccessful attempts to grow in these segments have included:

- A failed bid for Star Track Express, which was sold for $750 million – a 8.9x projected EBITDA multiple - in 2003; and
- The proposed acquisition of FCL for a reported $150 million – for a business with $170 million in revenues which Toll understands to be barely profitable.

3.4. Patrick's track record in delivering shareholder value is significantly inferior to Toll's

Patrick's Target's Statement makes no mention of its track record in generating value for Patrick shareholders. The reality is Patrick has spent over $2.3 billion on acquisitions and capital over the last five years compared to Toll's $1.2 billion and during this period has only produced:

- Average annual diluted EPS growth of 14%, compared to 31% for Toll;
- Estimated average annual operating cash flow per share (**OCFPS**) growth of 6%[5], compared to 30% for Toll; and
- Average annual total shareholder returns (i.e. share price appreciation prior to speculation of Toll's Offer assuming reinvestment of dividends) of 14%, compared to 43% for Toll.

Toll's outperformance of Patrick in generating superior total shareholder returns is evident over different time periods (to 26 July 2005, the day before speculation of Toll's Offer) as illustrated below:

Total Shareholder Returns to 26 July 2005



Toll / Patrick: 5.0x
Toll / Patrick: 3.1x
Toll / Patrick: 1.6x
Toll / Patrick: 1.7x
Average Annual Total Shareholder Returns
70%
60%
50%
40%
30%
20%
10%
0%
4.8%
24.0%
14.0%
43.0%
37.4%
61.2%
27.9%
48.0%
Over 3 Years
Over 5 Years
Over 7 Years
Over 10 Years
Patrick
Toll

5 Based on the estimated OCFPS for 2005 as per the Bidders' Statement (page 17).

3.5. Patrick's track record in making business acquisitions and capital investment is uninspiring

A significant amount of Patrick's "economic interest" EBITDA growth in the last five years has been achieved through capital investment and acquisitions including Virgin Blue, Pacific National (jointly with Toll), F&H, Liberty Distribution, Phillips Transport, Jetcare, United Transport, Ansett International Cargo Handling, Refrigerated Freight Lines, TDG Logistics and MPG Port Services. While Patrick has spent almost twice as much as Toll on acquisitions, it has generated substantially less shareholder value as illustrated below:


Toll
Patrick
Acquisition Expenditure Plus Capex ($b)
Value of $1,000 Invested in Toll in July 2000
Value of $1,000 Invested in Patrick in July 2000
2.5
2.0
1.5
1.0
0.5
0.0
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2001
2002
2003
2004
2005
Total Acquisition Expenditure plus Capex (LHS)
Toll TSR (RHS)
Patrick TSR (RHS)

3.6. Patrick Shareholders' equivalent proforma EPS is higher under Toll's Offer

Patrick Shareholders' equivalent proforma EPS[6] for the year to 30 June 2006 is 34% higher than Patrick's stand-alone EPS as illustrated below:


0.40
0.38
0.36
0.34
0.32
0.30
0.28
0.26
0.24
0.22
0.20
Diluted EPS ($)
34% Proforma EPS
Enhancement
Year to 30 June 2006
Patrick Standalone EPS
Equivalent Proforma Patrick EPS under Toll Offer

6 Equivalent EPS calculated as forecast proforma post merger EPS for Toll (based on Toll forecasts as contained in the Bidder's Statement and Patrick forecasts as contained in the Target's Statement) multiplied by the 0.4 Toll scrip ratio, forecast EPS for Virgin Blue (based on Virgin Blue forecasts as contained in the Target's Statement) multiplied by the 0.3 Virgin Blue Shares Special Dividend and assuming the Cash Consideration is reinvested in Toll Shares at a price of $13.58. Assumes the Offer was completed on 1 July 2005.

4. PATRICK'S INTENTIONS FOR PACIFIC NATIONAL

4.1. Public statements inconsistent with Target's Statement

Toll notes that there have been several reported comments by the Managing Director of Patrick, Mr Corrigan, which purport to cast doubt on the future of Pacific National. However, the position of the Patrick Board is self-evident from the following statements in Patrick's Target's Statement:

- "The forecast financial information has been prepared on a **"business as usual"** basis broadly reflecting the **assumed continuation of current circumstances** and the Directors' assumptions about likely operating and economic conditions over the forecast period" (page 44);
- "The Directors consider that they have used **reasonable care** in the preparation of the forecast financial information and **consider the assumptions to be reasonable** when taken as a whole" (page 48);
- "For forecast purposes, it is assumed that **Pacific National will continue in its current form...**" (page 58);
- "The outlook for Patrick described in section 5 includes an assumption that **the Pacific National business will continue in its current form**" (page 111); and
- "The [financial forecasts in relation to Pacific National] **assume ... Pacific National continues to operate as a going concern** and is not divided and sold to shareholders by a sale facilitator..." (Lonergan Edwards' report, page 185).

(emphasis added)

It should be noted that the assumptions referred to above extend out to 30 September 2007, being the end of the Patrick forecast period. Further, in the section where Patrick states the risks which "may **materially and adversely affect the future operating and financial performance of Patrick and the** value of Patrick Shares" there is no reference to a potential break-up of Pacific National.[7] This is despite Patrick conceding that the business of Pacific National "**is material to Patrick's financial performance...**" (page 69) and identifying several other risks with respect to Pacific National.[8]

Under the Corporations Act, Patrick's Target's Statement is required to include all information required by shareholders and their professional advisors to make an informed assessment as to whether to accept Toll's Offer. Further, the Target's Statement must not contain statements which are misleading or deceptive or likely to mislead or deceive, and a forecast is deemed to be misleading unless Patrick and its directors have reasonable grounds for making the statement.

Media comments from Patrick's Managing Director cannot override the carefully considered position that Patrick's Board has formally adopted in its Target's Statement in light of their obligations under the Corporations Act. Accordingly, Toll believes that statements in the media about a break-up of Pacific National have been inconsistent and are designed to achieve a tactical objective which could not be sustained when subjected to the requirements applicable to the Target's Statement.

7 Target's Statement (pages 68-70).
8 Target's Statement (pages 69).

4.2. Toll's statement on the Pacific National dispute

Toll's Managing Director's address to its annual general meeting on 27 October 2005 included the following statement concerning Pacific National:

> "... Mr Corrigan has tried to manufacture the appearance of a major dispute over the provisions of a contract between Pacific National and Toll that Mr Corrigan signed of his own free will and volition.
>
> This has included a scurrilous and completely unjustified attack on Toll personnel who have contributed strongly to Pacific National's growth and success since acquisition.
>
> Mr Corrigan signed this contract in August 2003, but it wasn't until more than 2 years later that he made any mention to his shareholders that he had a problem with it a problem he says is now so fundamental that it merits potentially breaking up the whole Pacific National business.
>
> For the record, Pacific National continues to operate exceedingly well."

4.3. Status of arbitration

On 4 October 2005 Patrick Rail Investments Pty Limited, a subsidiary of Patrick, sought to invoke the deadlock breaking mechanism for major disputes under the Pacific National Shareholders' Agreement as a result of the resolutions referred to in section 15.4.1 of Toll's Bidder's Statement (Bidder's Statement, page 120) not being passed.

An arbitration to determine whether Patrick is entitled to issue a notice seeking to invoke the deadlock breaking mechanism for major disputes under the Pacific National Shareholders' Agreement is underway and has been agreed to be determined by 8 November 2005.

5. PATRICK SHARES ARE LIKELY TO TRADE AT A DISCOUNT TO TOLL'S OFFER VALUE IF THE OFFER LAPSES

Patrick does not disclose in the first 123 pages of the Target's Statement prepared by it what will happen to its share price if Toll's Offer lapses and no higher alternative emerges. You need to read the detail of Lonergan Edwards' report to find the following statements:

> "33 ... If the Offer lapses and no higher offer or alternative proposal emerges Patrick shares are likely to trade at a discount to the value of the consideration offered by Toll [$6.19 to $6.52 in Lonergan Edwards' assessment]".
>
> Lonergan Edwards' report, page 140

> "380 We have been advised by the Patrick Directors that no alternative offers have been received subsequent to the announcement of Toll's Offer ..."
>
> Lonergan Edwards' report, page 212

Toll believes that the Patrick Share price will fall if Toll's Offer lapses and there is no superior alternative proposal.

6. CORRECTING PATRICK'S MISLEADING STATEMENTS CONCERNING TOLL

6.1. Toll's acquisition accounting

In its Target's Statement, Patrick claims that Toll's reported earnings have been influenced by acquisition accounting, particularly the use of restructuring provisions. However, Patrick also states that it is not suggesting "any improper accounting treatment in the accounts of Toll as presented by its directors." Toll's acquisition accounting policies have always been transparent – it separately discloses both the balances of its restructuring provisions and cash payments made against those provisions.

Toll believes the ultimate test of how successful its acquisitions have been is the net operating cash flows (**OCF**) it generates (which are after taking into account actual restructuring costs paid). Illustrated below are Toll's EPS and OCFPS performance over the last six years relative to its cumulative acquisition expenditure, compared to the performance of Patrick under the same measures:



Toll
Cents per Share
Cumulative Acquisition Expenditure ($b)
2000
2001
2002
2003
2004
2005
EPS Pre Goodwill, Pre Significant Items (LHS)
Operating Cashflow Per Share (LHS)
Cumulative Acquisition Expenditure (RHS)



Patrick
Cents per Share
Cumulative Acquisition Expenditure ($b)
2000
2001
2002
2003
2004
2005
Economic Interest EPS (LHS)
Operating Cashflow Per Share (LHS)
Cumulative Acquisition Expenditure (RHS)

Toll notes that Patrick has disclosed a similar accounting policy to Toll regarding acquisition related restructuring provisions for the last five years, however, unlike Toll, Patrick has not separately disclosed the balance of provisions and payments against those provisions. As a shareholder in Pacific National, the equity accounted income historically reported by Patrick has also included the impact of restructuring provisions within Pacific National.

In addition, Patrick regularly reports income and expense items as "individually significant" in the expectation those items will be excluded from any analysis of its underlying earnings. This treatment has been adopted in the Target's Statement where Patrick states "significant items of income and expense have been excluded from the historical financial performance to allow a clearer depiction of underlying trends" and "the forecast financial performance does not include defence and related costs to be incurred by Patrick in responding to the bid from Toll" (page 45).

Toll's accounting policies are clear and transparent. The success of Toll's acquisitions is demonstrated by the strong growth in operating cash flows.

6.2. Toll NZ

In 2003, Toll acquired an 84% shareholding in Tranzrail (now named Toll NZ) at an aggregate cost of $160 million. Toll NZ has been an important acquisition for Toll and it now forms part of Toll's leading integrated logistics business in New Zealand covering road, rail, ports, inter-island shipping and air express. Toll NZ's net cash flow from operating activities has increased threefold from NZ$27.2 million in 2003 to NZ$82.9 million (after incurring NZ$12.8 million in restructuring costs charged against provisions) in 2005.

Based on Toll NZ's share price at 28 October 2005, Toll's investment in Toll NZ is valued at $596 million (prior to any premium for control), a $436 million premium to its investment, representing an internal rate of return of approximately 80% per annum. In contrast, Patrick's $942 million net investment in Virgin Blue from 2002 to 2005 has not materially changed in value based on Virgin Blue's share price at 28 October 2005.

New rail based long-term contracts executed by Toll NZ during the 2005 year included contracts with Genesis Coal, Solid Energy and Fonterra, each providing further confidence in an ability to increase rail's share of the New Zealand freight task.

In its Target's Statement, Patrick raised questions regarding future track access charges in New Zealand and the impact of speed restrictions in Marlborough Sound on Toll NZ. Toll is working with the relevant authorities on these issues and is confident that their resolution will not have any material adverse impact on the future earnings of Toll NZ.

Since acquisition by Toll, the Toll NZ business has continued to grow, the business performance has strengthened and we consider its prospects to be positive. Toll remains confident of replicating the success of its Australian business model in New Zealand.

Toll NZ is a leading integrated logistics business in New Zealand – strong operational performance is demonstrated by operating cashflows increasing threefold since its acquisition by Toll

6.3. Other

Section 2 of the Target's Statement includes Patrick's view of certain statements in the Bidder's Statement which it claims to be misleading. Toll does not accept Patrick's views and strongly denies that any of the statements in its Bidder's Statement are misleading.

7. EXTENSION OF TOLL'S OFFER, STATUS OF CONDITIONS AND OTHER RELEVANT INFORMATION

7.1. Extension of Offer

Toll hereby gives notice under section 650D of the *Corporations Act* that it varies the Offer contained in Section 16 of the Bidder's Statement by extending the period during which the Offer will remain open by a further 22 days so that the Offer will now close at 7:00 pm (Melbourne time) on **2 December 2005**.

Accordingly, the Bidder's Statement is hereby amended by replacing all references to "10 November 2005" in the Bidder's Statement with references to "2 December 2005".

7.2. Conditions of the Offer

Toll hereby gives notice under section 630(2) of the Corporations Act that:

- the Offer is not free from any of the conditions set out in Section 16.12 of the Bidder's Statement;
- so far as it knows, none of the conditions set out in Section 16.12 of the Bidder's Statement were fulfilled as at the date of this Supplementary Bidder's Statement; and
- as a result of the extension of the period during which the Offer will remain open to 7:00 pm (Melbourne time) on 2 December 2005, the new date for giving notice of the status of the conditions set out in Section 16.12 of the Bidder's Statement is 24 November 2005.

Accordingly, the Bidder's Statement is hereby amended by replacing the reference to "2 November 2005" in Section 16.17 of the Bidder's Statement with a reference to "24 November 2005".

7.3. ACCC

Since lodgement of Toll's Bidder's Statement, Toll and the ACCC have held discussions in relation to Toll's Offer. The ACCC has also undertaken market enquiries in accordance with its usual procedure. Toll has offered to provide an undertaking under section 87B of the Trade Practices Act to ensure that Pacific National would not seek to have discriminatory terms apply as between Toll's freight forwarding businesses and independent freight forwarders. It was initially expected that the ACCC would publish its "phase one findings" (which will not be a decision but an identification of competition issues which are of concern to the ACCC and require further consideration and investigation) on 7 November 2005. It is currently expected that the ACCC will announce its phase one findings on 14 November 2005. The timetable was changed by mutual agreement between the ACCC and Toll in order for the ACCC to consider further information being provided by Toll.

If Toll offers any further material undertakings and/or agrees to the divestment of any material assets, then Toll will issue a supplementary bidder's statement which will set out particulars of these and the implications of same for the Offer and the Merged Group.

7.4. Special Dividend

Toll rejects Patrick's assertion that there are "significant legal issues" associated with payment of the Virgin Blue Special Dividend.[9]

Toll reiterates (as set out in Section 15.1 of the Bidder's Statement) that, in the unlikely event that it becomes aware that the Special Dividend cannot lawfully be paid for any reason, Toll will announce this to ASX and will issue a supplementary bidder's statement. As stated in Section 15.1.3 of the Bidder's Statement, Toll will then increase the Toll Share Consideration and/or the Cash Consideration (at Toll's election) such that Patrick Shareholders who accept or have accepted the Offer will be in no less favourable position (on a before tax basis) as if the Special Dividend had been paid in full. For this purpose Toll will use the one month VWAP of Virgin Blue Shares and (if the Toll Share Consideration is to be increased) the five day VWAP of Toll Shares ending on the Business Day before Toll's announcement to ASX as referred to above.

Any increased Toll Share Consideration and/or Cash Consideration will be allotted and/or paid (as the case may be) at the same time as the other Offer Consideration is paid (see Section 16.8 of the Bidder's Statement). The Special Dividend will be paid (to the maximum extent permitted by law) to all Patrick Shareholders as at the Special Dividend Record Date whether or not they have accepted the Offer. However, only Patrick Shareholders who accept the Offer will be entitled to any Toll Share Consideration and/or Cash Consideration and any Patrick Shares purchased on or after the Special Dividend Ex-Date will not confer on the purchaser an entitlement to receive the Special Dividend.

Patrick notes on page 87 of the Target's Statement that the Air Navigation Act 1920 (Cth) imposes restrictions on foreign ownership of Virgin Blue Shares as an "Australian international airline". Toll is aware of these restrictions which effectively empower the Commonwealth Government to limit foreign shareholdings in Virgin Blue to no more than 49% of the total value of Virgin Blue's issued share capital. Toll notes that the Underwriting Agreement requires that the Virgin Blue ownership restructure be implemented in accordance with all applicable laws, including these requirements.

7.5. Foreign Shareholders

Since the date of its Bidder's Statement, Toll has received a number of inquiries from Foreign Patrick Shareholders (and nominees holding Patrick Shares on their behalf) as to whether they will be entitled to receive the Toll Shares comprising the Toll Share Consideration.

As set out in Section 16.11 of the Bidder's Statement, Foreign Patrick Shareholders will not be entitled to receive Toll Shares comprising the Toll Share Consideration, but rather will receive the net cash sale proceeds of the Toll Shares which they would otherwise have received. However, Toll has a discretion under Section 16.11 of the Offer to determine that certain foreign Patrick Shareholders are not Foreign Patrick Shareholders for the purpose of the Offer and accordingly if they accept the Offer they will receive Toll Shares as part of the Offer Consideration.

Toll has now made such a determination in relation to Foreign Patrick Shareholders who are residents of the following countries on the following conditions:

Germany

Residents of Germany who own Patrick Shares beneficially and who accept the Offer will be permitted to receive the Toll Share Consideration.

9 See Target's Statement section 7.2, "concern no. 3" and "concern no. 4".

Hong Kong

Residents of Hong Kong who own Patrick Shares and who accept the Offer will be permitted to receive the Toll Share Consideration if the offer of Toll Shares is made to not more than 50 registered shareholders. As at 16 September 2005, Patrick had 21 registered shareholders resident in Hong Kong.

Hong Kong law provides that the following statement must be given in order for Toll to be exempt from Hong Kong's prospectus requirements:

"WARNING
The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice."

Ireland

Residents of Ireland who own Patrick Shares and who accept the Offer will be permitted to receive the Toll Share Consideration if the total combined number of registered and beneficial shareholders in Ireland is less than 100. As at 16 September 2005, Toll has ascertained that Patrick had 25 beneficial and no registered shareholders resident in Ireland.

Japan

Residents of Japan who own Patrick Shares beneficially and who accept the Offer will be permitted to receive the Toll Share Consideration.

Luxembourg

Residents of Luxembourg who own Patrick Shares and who accept the Offer will be permitted to receive the Toll Share Consideration if they are "qualified investors" within the meaning of the Luxembourg law of 10 July 2005 on prospectuses for transferable securities, or if their acceptance of the Offer will result in consideration with a value of at least €50,000 being paid to the relevant Luxembourg resident.

Netherlands

Residents of the Netherlands who own Patrick Shares and who accept the Offer will be permitted to receive the Toll Share Consideration if they are "professional market parties" within the meaning of the Exemption Regulation pursuant to the 1995 Supervision of the Securities Trade Act, or if the acceptance of the Offer will result in a consideration with a value of at least €50,000 being paid to the relevant Netherlands resident.

Singapore

Residents of Singapore who own Patrick Shares and who accept the Offer will be permitted to receive the Toll Share Consideration.

Switzerland

Residents of Switzerland who own Patrick Shares and who accept the Offer will be permitted to receive the Toll Share Consideration as the Offer will be treated as a private offer under Swiss law given the small number of Swiss residents who currently own Patrick Shares. As at 16 September 2005, Patrick had seven registered shareholders and Toll has ascertained that there are 18 beneficial shareholders resident in Switzerland.

United Kingdom

Residents of the United Kingdom who own Patrick Shares and who accept the Offer will be permitted to receive the Toll Share Consideration if they are "qualified investors" within the meaning of the Financial Services and Markets Act 2000.

US

Residents of the US who own Patrick Shares (**US Patrick Shareholders**) who accept the Offer will be permitted to receive the Toll Share Consideration pursuant to a registration exemption under the Rules of the US Securities and Exchange Commission. For the purpose of this exemption, a notice to US Patrick Shareholders is attached as Annexure A.

7.6. ASIC Class Order 01/1543

As permitted by ASIC Class Order 01/1543, this Supplementary Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Supplementary Bidder's Statement without the consent of the person to whom the statement was attributed where the statement was made in a document lodged with ASIC or ASX.

Pursuant to the Class Order, Toll will make available a copy of the following documents (or of relevant extracts from those documents), free of charge, to Patrick Shareholders who request it during the Offer Period:

- Patrick's Target's Statement;
- Patrick's Annual Report 2004; and
- Patrick's ASX announcements dated 28 February, 22 August and 13 October 2005.

To obtain a copy of these documents (or the relevant extracts), Patrick Shareholders may call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+613 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

7.7. Approval of Supplementary Bidder's Statement and notices

This Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein have each been approved by resolutions passed by all of the directors of Toll (other than Mr Lucas - see Section 15.2 of the Bidder's Statement).

7.8. Dated

This Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein are each dated 2 November 2005.

7.9. Signed

For and on behalf of Toll Holdings Limited.

Mr Paul Little Managing Director Toll Holdings Limited	Mr Neil Chatfield Director Toll Holdings Limited

A copy of this Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein were lodged with ASIC and sent to Patrick on 2 November 2005. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Supplementary Bidder's Statement or the notices pursuant to sections 630(2) and 650D of the Corporations Act herein.

ANNEXURE A

NOTICE TO U.S. SHAREHOLDERS IN PATRICK CORPORATION LIMITED

Toll Holdings Limited (**Toll**) refers to its Bidder's Statement dated 15 September 2005 and Offer dated 29 September 2005 for all of the fully paid ordinary shares in Patrick Corporation Limited (**Patrick**) which it does not already own (**Patrick Shares**).

Toll has since become aware that there are a number of residents of the United States of America who own Patrick Shares legally and/or beneficially (**U.S. Shareholders**). Toll is therefore taking steps to permit U.S. Shareholders who accept the Offer to receive the Toll Share Consideration pursuant to a registration exemption under the Rules of the U.S. Securities and Exchange Commission (**SEC**), including the lodgement of a copy of the Bidder's Statement and this Notice with the SEC.

For this purpose, Toll wishes to supplement the information on the inside front cover of the Bidder's Statement under the heading "Offers outside Australia" by adding the following:

> "It may be difficult for Foreign Patrick Shareholders to enforce their rights and any claim they may have arising under U.S. federal securities laws, since Toll is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Foreign Patrick Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment."

Bernard McInerney
Company Secretary
Toll Holdings Limited
ACN 006 592 089
2 November 2005

Corporate Directory

Registered and Head Office

Toll Holdings Limited
Level 8
380 St Kilda Road
Melbourne VIC 3004

Legal Adviser

Clayton Utz
Level 18
333 Collins Street
Melbourne VIC 3000

Investigating Accountant

KPMG Transaction Services (Australia) Pty Limited
161 Collins Street
Melbourne VIC 3000

Auditors and Tax Adviser

KPMG
161 Collins Street
Melbourne VIC 3000

Toll Share Registry

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

Toll's Offer Information Line

1300 769 346 (within Australia)

+61 3 9415 4005 (outside Australia)

Toll Holdings Limited ACN 006 592 089



Exhibit 4

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) (**Corporations Act**). It is the second supplementary bidder's statement (**Second Supplementary Bidder's Statement**) issued by Toll Holdings Limited ACN 006 592 089 (**Toll**) in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 (**Patrick**) contained in Toll's bidder's statement dated 15 September 2005 (**Bidder's Statement**). This Second Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement and the Supplementary Bidder's Statement dated 2 November 2005 (together, the **Earlier Statements**). Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Second Supplementary Bidder's Statement. This Second Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Earlier Statements.

Second Supplementary Bidder's Statement

11 November 2005

in respect of Toll's Offer for

PATRICK CORPORATION LIMITED

ACN 008 660 124

GROUP

TOLL HOLDINGS LIMITED

ACN 006 592 089

1. ACCC

Following its initial market inquiry process the ACCC on 10 November 2005 released a statement of issues (**Statement of Issues**) which provides the opportunity for Toll and other interested parties to provide comment on the issues raised by the ACCC. The Statement of Issues does not represent a decision of the ACCC to oppose a merger. It indicates that further investigations are to be carried out. The Statement of Issues is attached as Annexure A.

The issues which are raised in the Statement of Issues are areas which Toll has been discussing with the ACCC and there is nothing in the Statement of Issues which is unexpected.

The specific areas which the ACCC has raised as issues of concern are:

(a) the interaction between freight forwarding and rail linehaul on the east-west corridor;

(b) concentration in Bass Strait Shipping both in terms of its impact on Bass Strait Shipping and related effects for Tasmanian freight forwarding; and

(c) concentration in certain aspects of land vehicle logistics including pre-delivery and inspection services.

These are areas where Toll believes it has further analysis and material which it can provide to the ACCC which will address those issues.

The ACCC has sought further information on the relationship between wharf cartage services and the broader landside logistics supply chain for international container freight. Market inquiries to date have not led the ACCC to form a view that there is a competition problem in this area and this is consistent with the position which Toll has maintained throughout. Toll currently has no significant operating interests in wharf cartage services and the structure of the contracting and operational relationships means that there is no ability or incentive to engage in foreclosure strategies.

Given the arbitrator's decision on 8 November 2005 there is no prospect of a break-up of Pacific National in the short to medium term.

There is already a process in place for further information to be provided to the ACCC and for further dialogue with the ACCC. Toll looks forward to working closely with the ACCC to constructively address these concerns and remains confident that all these concerns may be satisfactorily addressed and the benefits of the merger, in line with Toll's Bidder's Statement, can be realised whilst at the same time meeting the concerns of those who have raised questions.

Toll respects the ACCC's process and does not propose to comment further publicly on specific aspects of the ACCC's Statement of Issues.

1.1. Freight Forwarding and Rail Linehaul

This transaction is quite different from the Patrick/FCL proposal because it does not involve any aggregation of freight forwarding volumes.

The transaction does not effect any structural change to either rail linehaul or freight forwarding services.

Real opportunities exist for other freight forwarders to use carriers other than Pacific National, either by the expansion of existing operators or by entry from operators who currently focus their activities on other corridors such as QR (Queensland Rail) and ARG (Australian Railroad Group). The history of SCT Logistics' operations and the rail operations of TNT/Toll demonstrates that entry is viable and barriers are not as high as they may appear.

Any discrimination by a Toll-controlled Pacific National against other freight forwarders would be commercially risky, involving large potential downside with relatively small and uncertain upside.

1.2. Bass Strait Shipping

There is a history of robust competition on the Bass Strait shipping route and vigorous competitors would remain and would have strong incentives and the ability to maintain that robust competition.

There is a high level of excess capacity so that customers could readily switch to other operators who could satisfy that demand.

The major customers are powerful. They have substantial transport contracts on the mainland. They regularly tender contracts and competition for those contracts is fierce.

1.3. Autologistics

There will be strong and vigorous autologistics competitors post-merger such as TNT, PrixCar, Exel and K&S and there is an increasing presence of 4PLs (fourth party logistics), such as Exel, in this space.

2. OTHER NOTICES

2.1. Approval of Second Supplementary Bidder's Statement

This Second Supplementary Bidder's Statement has been approved by resolutions passed by all of the directors of Toll (other than Mr Lucas - see Section 15.2 of the Bidder's Statement).

2.2. Dated

This Second Supplementary Bidder's Statement is dated 11 November 2005.

2.3. Signed

For and on behalf of Toll Holdings Limited.

Mr Paul Little
Managing Director
Toll Holdings Limited

Mr Neil Chatfield
Director
Toll Holdings Limited

A copy of this Second Supplementary Bidder's Statement was lodged with ASIC and sent to Patrick on 11 November 2005. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Second Supplementary Bidder's Statement.

Australian Competition & Consumer Commission

10 November 2005

Statement of Issues—Toll Holdings Ltd's proposed acquisition of Patrick Corporation Ltd

Background

1. Outlined below is the Statement of Issues released by the Australian Competition and Consumer Commission ('ACCC') in relation to the proposed acquisition of Patrick Corporation ('Patrick') by Toll Holdings ('Toll').

2. A Statement of Issues published by the ACCC is not a final decision about a proposed acquisition, but provides preliminary views, and draws attention to particular issues of varying degrees of competition concern, as well as on the lines of inquiry the ACCC wishes to undertake in the second phase of its merger assessment process.

3. This document provides an opportunity for all interested parties (including shareholders, the investing public generally and other stakeholders) to ascertain and consider the primary issues identified by the ACCC. It is also intended to provide both the parties to the proposed merger and other interested parties with the basis for making further submissions should they consider it necessary.

The transaction

4. On 22 August 2005 Toll announced its intention to make an offer for all the shares in Patrick that it did not already own. On 22 September 2005 Toll provided its submission seeking informal clearance from the ACCC under the ACCC's Guidelines for Informal Merger Reviews (October 2004). The guidelines are available on the ACCC's website: www.accc.gov.au.

The parties

5. Toll is a provider of transport and logistics services. Its activities include freight forwarding and/or line-haul services by road, rail, sea and air as well as integrated logistics and distribution services including specialised warehousing, port operations and refrigerated freight services. Its interests include:

   - 50% ownership of Pacific National ('PN') with Patrick;
   - freight forwarding and logistics services operating in various areas including the east-west corridor, the north-south corridor, Queensland, and other regional centres;
   - Bass Strait shipping, freight forwarding and logistics within Tasmania; and
   - autologistics for the car industry including Pre-Delivery Inspection ('PDI') services via an interest in Prixcar and vehicle transport logistics.

6. Patrick is a provider of transport and logistics services. Its interests include:
   - 50% ownership of PN with Toll;
   - operation of container port terminals in Melbourne, Sydney, Brisbane and Fremantle;
   - rail and road transport, freight forwarding and logistics services to/from container port terminals. In this regard, Patrick controls several inland port terminals from which it operates freight rail services;
   - Bass Strait shipping, freight forwarding and logistics within Tasmania;
   - autologistics for the car industry including PDI services and vehicle transport logistics; and
   - a majority interest in Virgin Blue.

7. PN, a 50:50 joint venture between Toll and Patrick, is one of Australia's largest rail companies. PN is the largest provider of interstate rail container line-haul services. Its interests also include rail line-haul in relation to coal and other bulk products and it operates the Tasmanian rail network, Tasrail.

Statement of Issues

With/Without Test

8. In assessing a merger pursuant to section 50 of the Trade Practices Act, the ACCC must consider the effects of the transaction by comparing the likely competitive environment post-merger if the transaction goes ahead (the "with" position) to the likely competitive environment post-merger if the transaction does not go ahead (the "without" position). In assessing this matter to date, the ACCC has noted that a dispute has arisen between Toll and Patrick in relation to the operations of PN, which could result in the breaking up of the joint venture into two separate entities controlled by Toll and Patrick independent of each other. Accordingly, this matter raises the issue of whether the "without" position should be that PN is likely to be split up into separate businesses if the merger does not proceed or if the "without" position should be that PN will remain a 50:50 joint venture between Toll and Patrick.

9. Although the ACCC considers that there is some potential for PN to be split up, for the purposes of this Statement of Issues the ACCC has identified competition issues on the basis of a "without" scenario which assumes that the PN joint venture will remain in place. The ACCC considers that, in a "without" scenario where PN is broken up, some of the competition concerns that the ACCC has regarding the merger would be exacerbated.[1] Accordingly, the ACCC considers the "without" scenario it has adopted to be the more conservative of the two approaches.

10. The ACCC seeks further views from industry as to whether a split up of PN is likely to occur in the short to medium term, and if so, whether the split up is likely to result in the formation of two vigorous competitors in the provision of rail line-haul services.

Toll's proposed undertakings

11. In general, the ACCC has a strong preference for undertakings that are structural in nature, rather than behavioural. Toll has proposed to the ACCC certain behavioural undertakings

[1] The rationale behind this is explained at paragraph 19.

relating to commitments by Toll not to discriminate in favour of Toll's freight forwarding or logistics operations. The ACCC considers these undertakings to be inadequate, impractical, and unacceptably difficult to enforce. If the ACCC were to accept undertakings from Toll regarding this merger, it is highly unlikely that it would find undertakings that are behavioural in nature acceptable. This comment is not to suggest that the ACCC has formed any view that structural undertakings are necessarily capable of satisfactorily addressing any of the issues set out in this Statement of Issues.

12. If the parties do seek to address any of the competition concerns raised by the ACCC by means of structural undertakings, the ACCC would expect that such proposed undertakings would be provided at an early stage of the second phase of the assessment, and certainly within the period outlined below for further submissions in response to this Statement of Issues. The ACCC would place any proposed undertakings on the ACCC's website (subject to any confidentiality limitations), so as to provide the opportunity for a further limited period of public consultation.

Issues

13. The ACCC has identified a number of competition issues in relation to the proposed transaction. These issues are divided into three categories: 'Issues of concern', 'Issues that may raise concerns requiring further analysis', and 'Issues unlikely to pose concerns'.

Issues of concern

14. The ACCC has formed a preliminary view regarding four aspects of the merger that it considers are likely to lead to a substantial lessening of competition in a relevant market.

Acquiring 100% ownership of PN may provide Toll with additional ability and incentive to engage in foreclosure strategies against rival freight forwarders via PN and is therefore likely to result in a substantial lessening of competition

15. If the acquisition proceeds, Toll will obtain full control of PN which may enable it to discriminate against rival freight forwarders through price or quality of service, or raise prices charged by PN to all freight forwarders. If PN is fully integrated with Toll, increasing prices to all freight forwarders will not affect the profitability of the Toll group as a whole, but may provide a competitive disadvantage for its rival freight forwarders.

16. Without the acquisition, if PN continues to be jointly owned by Toll and Patrick, then Patrick's presence in the joint venture may constrain PN from engaging in foreclosure strategies, as Patrick may not have a strong incentive to permit PN to engage in such strategies in the reasonably foreseeable future.

17. The ACCC considers the relevant product markets are rail line-haul between the eastern States and Perth, and rail freight forwarding between the eastern States and Perth.

18. In identifying this competitive concern, key factors include:

- Barriers to entry or expansion to competitors, particularly in relation to competing in east-west rail line-haul (linking Perth to Melbourne and/or Sydney) appear to be high. Factors contributing towards high barriers to entry or expansion include a combination of availability of competitive train paths, terminals, locomotives and wagons, the need to provide a daily service and obtaining a sufficient customer base. In this regard, the ACCC is closely examining a number of matters including:

a. the potential for development of new terminals in appropriate locations or expansion of existing terminal capacity to provide competitive line-haul services;
b. the impact of "use it or lose it" principles in track access undertaking arrangements when applied in practice;
c. the availability of second hand or leased locomotives and wagons within a reasonable timeframe; and
d. the importance of daily services to customer demand and to service providers in achieving a return on capital.

- The impact of any foreclosure strategy on prices, service quality or innovation. In particular, the ACCC is examining whether the net impact of Toll's 100% ownership of PN is likely to lead to significant increases in prices or reductions in service quality, or restrict dynamic or innovative developments in the provision of freight forwarding services.

19. On the basis of a "without" position that envisages the break up of PN, this issue could be exacerbated. Absent the merger, PN may have been split up, and Patrick may have developed as an independent rail line-haul service provider in direct competition with Toll. In particular, in this scenario:

- As outlined at paragraph 18, the ACCC considers that barriers to entry in this area may be high due to issues including access to terminals, locomotives and wagons, and train paths. In this regard, the removal of Patrick as a potential competitor through its acquisition by Toll would be significant as an independent Patrick would not face such significant difficulties in obtaining access to these assets.

- As Patrick is not a significant user of PN's services at present, it would have the incentive and ability to encourage other freight forwarders to use its service if Toll were to attempt to engage in foreclosure strategies against them. This may have had an additional pro-competitive effect in the industry beyond the constraining influence Patrick currently has within the PN joint venture.

The acquisition of Patrick's Bass Strait shipping business may reduce competition in the provision of Bass Strait shipping services and is therefore likely to result in a substantial lessening of competition

20. If the acquisition proceeds, the combined entity will obtain a large presence in the provision of Bass Strait shipping services.

21. If the acquisition does not proceed, Toll and Patrick will remain competitors in the provision of Bass Strait shipping services.

22. The ACCC considers the relevant product market to be the market for Bass Strait shipping services between Melbourne and the northern ports of Tasmania.

23. In identifying this competition concern, key factors include the following:

- The merger will reduce the number of current service providers from 4 to 3;

- Remaining competitors may not have sufficient capacity to significantly constrain the exercise of market power by the combined entity. In this regard, the Commission notes that capacity constraints may vary between seasons;

- Some competitors do not offer daily or 6 day a week services for customers which may reduce their competitiveness; and
- Barriers to entry and/or expansion appear to be significant due to a combination of factors including terminal availability at some ports, significant costs of development, and the presence of large over-capacity of Toll's vessels which provides a significant disincentive for new entry or expansion.

24. In assessing this issue, the ACCC is also investigating whether end-use customers have any degree of countervailing power against the combined entity post-merger by virtue of other business they may do with the combined entity. That is, whether end-use customers can successfully exercise countervailing power in relation to Bass Strait shipping by threatening to divert their business to another competitor.

The acquisition of Patrick's Bass Strait shipping business may reduce competition in the provision of freight forwarding services related to Tasmania and is therefore likely to result in a substantial lessening of competition

25. If the acquisition proceeds, the combined entity will increase its significant presence in freight forwarding in relation to Tasmania. Further, as outlined above, the combined entity will increase its combined presence in the provision of Bass Strait shipping services. Post merger, the combined entity is likely to have the incentive and ability to engage in foreclosure strategies in relation to the provision of Bass Strait shipping services to disadvantage its competitors in freight forwarding.

26. If the acquisition does not proceed, Toll and Patrick will remain vertically integrated competitors in the provision of freight forwarding services in relation to Tasmania and Bass Strait shipping services.

27. The ACCC considers that the relevant market is the market for freight forwarding services in Tasmania and between Tasmania and mainland Australia.

28. In identifying this competition concern, key factors include the following:

    - Decreased competition in relation to Bass Strait shipping services together with high barriers to entry (as outlined above) may provide the combined entity with the ability and incentive to discriminate against other freight forwarders in terms of price or quality of service, or raise prices charged by the combined entity to all freight forwarders. Such increased prices will not affect the profitability of the Toll group as a whole, but may provide a competitive disadvantage for its rival freight forwarders.
    - Although Toll and Patrick are already vertically integrated entities, they do not appear to discriminate against other freight forwarders to a significant extent at present.

29. Engaging in foreclosure strategies in relation to freight forwarding may increase barriers to entry or expansion in Bass Strait shipping further by reducing available contestable volumes for new or expanded Bass Strait shipping.

The acquisition of Patrick's autologistics business is likely to reduce competition in relation to land vehicle logistics and Pre-Delivery Inspection (PDI) services and therefore is likely to result in a substantial lessening of competition

30. At this stage, the ACCC has identified several competition concerns in relation to automotive logistics, including the following.

31. If the acquisition proceeds, the merged entity will have a large share of land vehicle logistics services. Presently both Toll and Patrick are significant providers of land vehicle transport services. Toll is typically stronger in relation to the transportation of domestic vehicles, and Patrick is typically stronger in relation to the transportation of imported vehicles.

32. Barriers to entry and expansion for potential rivals to the merged firm's transportation operations are likely to be significant for the following reasons:

- The ACCC considers that currently barriers to entry are high due to the investment required to be undertaken in specialised equipment.
- The ACCC notes that currently Toll and Patrick own and operate a fleet of car carrying vehicles and equipment of sufficient size and scale to meet the demands of large car companies.
- The ACCC believes that it may be difficult for a smaller rival vehicle transportation company to undertake significant investment to increase its fleet to a comparable size due to the short term nature of transport distribution contracts.

33. If the acquisition proceeds, it may increase the barriers to entry for potential non-vertically integrated land transport operators and/or PDI operators. In this context, there appeared to be a tendency for car companies to rationalise their service providers and take advantage of a 'one-stop shop' service provider.

34. If the acquisition proceeds, it may reduce the ability for current rivals and potential rivals for PDI services to arrange transportation contracts of sufficient size.

- Currently there are two large car carrying companies able to provide the transportation requirements of PDI operators.
- Post acquisition, there would be one large car carrying company with its interests aligned with its own PDI operations.
- The merged firm is likely to be in a position to not provide transportation requirements to non-related PDI operators. This may reduce the competitiveness of these competing firms.

35. The ACCC notes the possibility that Toll may divest itself of its interest in Prixcar if this proposed acquisition goes ahead. While the competition concerns about this aspect of the acquisition are broader than the holding of the interest in Prixcar, the ACCC will be seeking further information on whether and the extent to which competition concerns are resolved by such a divestiture, and in particular whether, if Toll were to divest its interest in Prixcar, there would still be significant concerns in relation to land vehicle logistics.

Issues that may raise concerns requiring further analysis

36. The ACCC has identified the following further concern in relation to the transaction on which it has not yet received sufficient information to enable it to form a preliminary view as to whether there is likely to be a substantial lessening of competition in a relevant market. The ACCC seeks to explore this issue further in order to either verify or dismiss the concern.

Whether acquiring Patrick is likely to raise competition issues in relation to wharf cartage services and the broader landside logistics supply chain for international container freight

37. On this issue, the ACCC is seeking further information regarding a number of issues including:

- The extent to which Patrick and Toll are significant competitors to each other in relation to wharf cartage services and the broader landside logistics supply chain for international container freight;
- Whether Patrick's involvement in stevedoring services and control of port terminals associated with those services provides it with the ability and/or incentive to discriminate against, or engage in other foreclosure strategies against competing providers of wharf cartage services and the broader landside logistics supply chain for international container freight;
- Whether the combination of Patrick's and Toll's interests would significantly increase the degree of vertical integration of the combined entity in relation to the landside logistics supply chain for international container freight;
- Whether the merger would significantly increase the incentive or ability of the combined entity to engage in foreclosure strategies in relation to wharf cartage services and/or the broader landside logistics supply chain for international container freight;
- Whether engaging in foreclosure strategies would be likely to impact on the efficiency of stevedoring operations, and whether shipping lines would therefore be likely to exert a constraining influence on the combined entity's incentive to engage in such strategies;
- Whether other strong competitors could emerge with a similar degree of vertical integration along the landside logistics supply chain for international container freight;
- Whether customers require an integrated landside logistics supply chain service, or prefer to "cherry pick" different service providers for different aspects of the supply chain; and
- Whether concerns that the ability to offer a lower priced service for an integrated landside logistics supply chain service may disadvantage competitors would ultimately lead to any consumer detriment.

Issues unlikely to pose competition concerns

38. The ACCC considers the following issue is unlikely to pose substantial competition concerns, but will accept further submissions from market participants if it considers further exploration of this issue is warranted.

Whether acquiring Patrick could raise competition issues in relation to the provision of third-party logistics

39. In the course of market enquiries the ACCC has noted some concerns that as a result of the acquisition of Patrick, Toll is likely to become significantly larger than other competitors by virtue of its presence in a number of supply chains – particularly east-west rail line-haul services and landside logistics services for international container freight. This could raise portfolio effects issues. That is, whether the combined entity could leverage off its presence in some areas to disadvantage rivals in other areas.

40. At this time, the ACCC considers it unlikely that this issue would pose substantial competition concerns (other than in relation to the issues of concern already discussed above). However, if market participants wish to provide further information on this issue, the ACCC will consider it further. Information of relevance to this issue could include:

- The extent to which Patrick and Toll are considered to compete against each other in the provision of third party national logistics;
- Whether the combination of Patrick's and Toll's interests along and across a number of logistics supply chains will provide it with significant market advantages that will lead to anti-competitive detriment rather than pro-competitive outcomes;
- Whether there are other strong competitors in this area, or if strong competitors are likely to emerge in this area with a similar presence along and across logistics supply chains;
- Whether customers require a single logistics provider for each element of a supply chain and across supply chains, or prefer to "cherry pick" different service providers for different aspects of their business;
- Whether concerns that the ability to offer a lower priced service for a bundled logistics service may disadvantage other competitors and would ultimately lead to any consumer detriment; and
- Whether, if a "without" position that envisaged that PN is likely to split up were adopted, the competitive issues associated with third-party logistics would be exacerbated. That is, if absent the merger, Patrick would have been likely to become an independent competitor in relation to interstate line-haul that would have enabled it to become a strong independent competitor in relation to third-party logistics.

ACCC's Future Steps

41. The ACCC will finalise its decision on this matter after it considers further market responses invited by this Statement of Issues.

42. The ACCC now seeks submissions from market participants on each of the issues that have been raised in this Statement of Issues not limited to but including the competition issues raised above and any other matter that may be relevant to the ACCC's assessment of the matter.

43. Submissions are to be received by the ACCC by no later than 25 November 2005. The ACCC will consider the submissions received from the market including submissions from the acquirer and target in light of the issues it has identified and, in conjunction with information and submissions provided by the parties, make a final decision as to an appropriate course of action to take to resolve any competition concerns that have been identified.

44. The Commission intends to make public its decision by 21 December 2005. A public Competition Assessment for the purpose of explaining the ACCC's decision will be published on the ACCC website in due course.

Exhibit 5

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) **(Corporations Act)** and notice under sections 630(2) and 650D of the Corporations Act. It is the third supplementary bidder's statement **(Third Supplementary Bidder's Statement)** issued by Toll Holdings Limited ACN 006 592 089 **(Toll)** in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 **(Patrick)** contained in Toll's bidder's statement dated 15 September 2005 **(Bidder's Statement)**. This Third Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement, the first Supplementary Bidder's Statement dated 2 November 2005 **(First Supplementary Bidder's Statement)**, and the second Supplementary Bidder's Statement dated 11 November 2005 (together, the **Earlier Statements**). Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Third Supplementary Bidder's Statement. This Third Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Earlier Statements.

Third Supplementary Bidder's Statement

24 November 2005

in respect of Toll's Offer for

PATRICK CORPORATION LIMITED

ACN 008 660 124

TOLL HOLDINGS LIMITED

ACN 006 592 089



24 November 2005

Dear Patrick Shareholder,

We are pleased to be writing to you once again to provide you with an update in connection with our offer to acquire your Patrick Shares.

Our Offer remains a unique opportunity for you to participate in the creation of a leading integrated transport and logistics business in the Asian region.

In this Third Supplementary Bidder's Statement we:

- set out Toll's view on the Patrick dividends announced on 17 November 2005; and
- extend our Offer until 7:00 pm (Melbourne time) on **9 January 2006**.

To accept the Offer you should follow the instructions on the acceptance form enclosed with our Bidder's Statement, or call the Toll Offer Information line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia).

1. Patrick Dividends

On 17 November 2005 Patrick announced that it would pay a fully franked dividend of 32 cents per share to ordinary Patrick shareholders, comprising a final ordinary dividend of 8 cents per share and a special dividend of 24 cents per share. It is also noted that the special dividend of 24 cents per share equates to Patrick's share of the dividend announced by Virgin Blue on 16 November 2005.

The special dividend proposed by Patrick breaches conditions of Toll's takeover bid for Patrick as outlined in Section 16 of the Bidder's Statement. Toll has decided at the present time not to seek orders from the Takeovers Panel that the payment of the special dividend is a frustrating action which constitutes unacceptable circumstances, although it reserves its rights to do so.

In accordance with the Offer terms outlined in Section 16.8(c) of the Bidder's Statement, the Offer consideration payable to Patrick Shareholders who accept the Offer will be reduced by the amount of the dividends announced by Patrick. The right of Toll to reduce its Offer consideration in these circumstances was explained in the answer to key question 15 in Section 5 of the Bidder's Statement.

Section 16.8(c) provides that Toll is entitled to deduct the amount of all Rights in respect of your Patrick Shares (which includes the Patrick dividends) through a reduction in either the Toll Share Consideration or the Cash Consideration. Toll is yet to determine whether the 32 cent reduction in its Offer consideration will be applied through a reduction in the Toll Share Consideration or the Cash Consideration. Toll's current intention is that the reduction in its Offer consideration will be applied through a 32 cent reduction in the Cash Consideration. However, Toll reserves its rights to elect to reduce the Toll Share Consideration instead. If Toll elects to reduce the Toll Share Consideration then in accordance with Section 16.8(c), the deduction will be made on the basis that one Toll Share is valued at the Toll Share five day VWAP to the Business Day prior to the Business Day on which Patrick Shares commence trading on an ex dividend basis.

This document contains important and requires your immediate attention. If you are in any doubts as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible. If you have any queries about this document, the Offer or how to accept the Offer, please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

2. Extension of Toll's offer, right of withdrawal, status of conditions

2.1. Extension of Offer and Right of Withdrawal

Toll hereby gives notice under section 650D of the Corporations Act **(Notice)** that:

- it varies the Offer contained in Section 16 of the Bidder's Statement by:
  - extending the period during which the Offer will remain open by a further 38 days so that the Offer will now close at 7:00 pm (Melbourne time) on 9 January 2006;
  - replacing all references to '2 December 2005' in the Offer (which were inserted into the Offer by the First Supplementary Bidder's Statement) with references to '9 January 2006'; and
  - replacing the reference to '24 November 2005' in Section 16.17 of the Offer (which was inserted into the Offer by the First Supplementary Bidder's Statement) with a reference to '30 December 2005'; and
- there exists a right to withdraw acceptances of the Offer pursuant to section 650E of the Corporation Act.

Accordingly, the Bidder's Statement is hereby amended by replacing all references to '2 December 2005' (which were inserted into the Bidder's Statement by the First Supplementary Bidder's Statement) with references to '9 January 2006'.

In accordance with section 650E of the Corporations Act, as this extension of the Offer results in a total extension of the Offer by more than 1 month, those Patrick Shareholders who have validly accepted the Offer on or before the date of this Notice may withdraw their acceptance by giving notice to Toll **(Withdrawal Notice)** within 1 month beginning on the day after the day on which they received this Notice **(Withdrawal Period)**.

Patrick Shareholders who withdraw their acceptance must return any consideration received for accepting the Offer.
A Withdrawal Notice by a Patrick Shareholder withdrawing acceptance under section 650E of the Corporations Act must:

(a) if their securities are in a CHESS Holding:
   (i) be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding in accordance with Rule 14.16.1 of the ASTC Settlement Rules; or
   (ii) be in the form of a notice to Toll setting out the information that Toll requires to enable it to transmit a Valid Message to ASTC on behalf of the Patrick Shareholder in accordance with Rule 14.16.5 of the ASTC Settlement Rules; and

(b) in any other case, be in writing to Toll.

If a Patrick Shareholder is legally entitled to give, and does in fact give, a Withdrawal Notice within the Withdrawal Period, Toll will before the end of 14 days after the day it is given the Withdrawal Notice:

(a) return to the Patrick Shareholder any documents that were sent by the Patrick Shareholder to Toll with the acceptance of the Offer; and

(b) if the Patrick Shareholder's securities are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of the relevant securities from the Offer Accepted Subposition in which the securities have been reserved in accordance with Rule 14.16.3 or 14.16.5 of the ASTC Settlement Rules (as appropriate).

(Words defined in the ASTC Settlement Rules have the same meaning when used in this Section 2.1, unless the context requires otherwise).

2.2. Conditions of the Offer

Toll hereby gives notice under section 630(2) of the Corporations Act that:

- the Offer is not free from any of the conditions set out in Section 16.12 of the Bidder's Statement;
- so far as it knows, none of the conditions set out in Section 16.12 of the Bidder's Statement were fulfilled as at the date of this notice; and
- as a result of the extension of the period during which the Offer will remain open to 7:00 pm (Melbourne time) on 9 January 2006, the new date for giving notice of the status of the conditions set out in Section 16.12 of the Bidder's Statement is 30 December 2005.

Accordingly, the Bidder's Statement is hereby amended by replacing the reference to '24 November 2005' in Section 16.17 of the Bidder's Statement (which was inserted into the Bidder's Statement by the First Supplementary Bidder's Statement) with a reference to '30 December 2005'.

3. Other information

3.1. ASIC Class Order 01/1543

As permitted by ASIC Class Order 01/1543, this Third Supplementary Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Third Supplementary Bidder's Statement without the consent of the person to whom the statement was attributed where the statement was made in a document lodged with ASIC or ASX.

Pursuant to the Class Order, Toll will make available a copy of the following documents (or of relevant extracts from those documents), free of charge, to Patrick Shareholders who request it during the Offer Period:

- Virgin Blue's ASX announcement dated 16 November 2005; and
- Patrick's ASX announcement dated 17 November 2005.

To obtain a copy of these documents (or the relevant extracts), Patrick Shareholders may call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+613 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

3.2. Approval of Third Supplementary Bidder's Statement and notices

This Third Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein have each been approved by resolutions passed by all of the directors of Toll (other than Mr Lucas – see Section 15.2 of the Bidder's Statement).

3.3. Dated

This Third Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein are each dated 24 November 2005.

3.4. Signed

For and on behalf of Toll Holdings Limited.

Mr Paul Little
Managing Director
Toll Holdings Limited

Mr Neil Chatfield
Director
Toll Holdings Limited

A copy of this Third Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein were lodged with ASIC and sent to Patrick on 24 November 2005. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Third Supplementary Bidder's Statement or the notices pursuant to sections 630(2) and 650D of the Corporations Act herein.

Exhibit 6

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) **(Corporations Act)** and notice under sections 630(2) and 650D of the Corporations Act. It is the fourth supplementary bidder's statement **(Fourth Supplementary Bidder's Statement)** issued by Toll Holdings Limited ACN 006 592 089 **(Toll)** in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 **(Patrick)** contained in Toll's bidder's statement dated 15 September 2005 **(Bidder's Statement)**. This Fourth Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement, the first Supplementary Bidder's Statement dated 2 November 2005, the second Supplementary Bidder's Statement dated 11 November 2005, and the third Supplementary Bidder's Statement dated 24 November 2005 (together, the **Earlier Statements**). Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Fourth Supplementary Bidder's Statement. This Fourth Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Earlier Statements.

Fourth Supplementary Bidder's Statement

3 February 2006

in respect of Toll's Offer for

PATRICK CORPORATION LIMITED

ACN 008 660 124

TOLL HOLDINGS LIMITED

ACN 006 592 089



3 February 2006

Dear Patrick Shareholder,

We refer to our Offer to acquire Patrick Shares, as more fully detailed in our Bidder's Statement dated 15 September 2005. This document is Toll's Fourth Supplementary Bidder's Statement which:

- updates Patrick Shareholders on Toll's recent dealings with the ACCC; and
- extends our Offer until 7:00 pm (Melbourne time) on **13 March 2006** and explains the reason for that extension.

1. ACCC to commence court proceedings

Following the ACCC's announcement on 18 January 2006 that it would oppose Toll's proposed acquisition of Patrick, Toll accepted the ACCC's invitation to continue discussions in an effort to identify a commercially acceptable solution to the ACCC's competition concerns. However, on 25 January 2006, Toll discontinued pursuing informal clearance from the ACCC as it had become clear to Toll that ACCC approval would not be forthcoming unless Toll provided unacceptable and uncommercial undertakings which would be value destructive for shareholders in the Merged Group.

Toll does not accept the merits of the ACCC's position and has determined to contest the ACCC's conclusions that Toll's proposed acquisition of Patrick would breach section 50 of the Trade Practices Act. On 25 January 2006, the ACCC announced that it would commence proceedings against Toll in the Federal Court. Toll will vigorously defend its ability to pursue the proposed takeover of Patrick.

Toll has appointed a dedicated team to manage the proceedings in order to allow management to continue to be focused on delivering its strategy of combining organic growth with the acquisition of complementary operations, where supported by appropriate valuation metrics. In addition, Toll is firmly focused on its objective of creating a leading international integrated transport and logistics company through participation in global growth opportunities, particularly in the Asian region, as indicated in the Bidder's Statement.

Toll remains of the view that the merger would create an outstanding company for the benefit of both Toll and Patrick shareholders and will enable the Merged Group to better serve Australian customers through increased supply chain efficiencies.

2. Extension of Toll's offer

2.1. Extension of Offer

Toll hereby gives notice under section 650D of the Corporations Act that it varies the Offer contained in Section 16 of the Bidder's Statement by:

- extending the period during which the Offer will remain open by a further 28 days so that the Offer will now close at 7:00 pm (Melbourne time) on **13 March 2006**;
- replacing all references to '13 February 2006' in the Offer (which were inserted into the Offer by Toll's section 650D notice dated 23 January 2006 **(Notice of Variation)**) with references to '13 March 2006'; and
- replacing the reference to '6 February 2006' in Section 16.17 of the Offer (which was inserted into the Offer by the Notice of Variation) with a reference to '6 March 2006'.

Accordingly, the Bidder's Statement is hereby amended by replacing all references to '13 February 2006' (which were inserted into the Bidder's Statement by the Notice of Variation) with references to '13 March 2006'.

2.2. Reasons for Extension

Since 25 January 2006, when the ACCC announced its intention to commence proceedings against Toll to prevent Toll's bid for Patrick, Toll has been in communication with the ACCC about a suitable timetable for the proposed proceedings. The ACCC has not to date agreed a timetable with Toll, nor has the ACCC instituted proceedings or indicated to Toll when it will in fact institute them. Further, the ACCC has refused Toll's requests for confirmation that it would not seek to discontinue its threatened proceedings, or seek to prejudice Toll's position in those proceedings, if Toll's takeover bid were not extended.

In an announcement on 2 February 2006, the ACCC alleged that Toll had not fully represented the nature and substance of the communications between Toll and the ACCC since 25 January 2006. Toll rejects these allegations.

Toll remains committed to acquiring Patrick but it is unable to move forward decisively in the current climate of uncertainty. Given the importance to shareholders of both Toll and Patrick and the market generally of the issues behind the ACCC's refusal to give informal clearance, this issue needs to be resolved expeditiously. It is therefore necessary for Toll to extend the period of its bid to enable the ACCC to commence its foreshadowed action.

2.3. Conditions of the Offer

Toll hereby gives notice under section 630(2) of the Corporations Act that:

- the Offer is not free from any of the conditions set out in Section 16.12 of the Bidder's Statement;
- so far as it knows, none of the conditions set out in Section 16.12 of the Bidder's Statement were fulfilled as at the date of this notice; and
- as a result of the extension of the period during which the Offer will remain open to 7:00 pm (Melbourne time) on 13 March 2006, the new date for giving notice of the status of the conditions set out in Section 16.12 of the Bidder's Statement is 6 March 2006.

Accordingly, the Bidder's Statement is hereby amended by replacing the reference to '6 February 2006' in Section 16.17 of the Bidder's Statement (which was inserted into the Bidder's Statement by the Notice of Variation) with a reference to '6 March 2006'.

Patrick Shareholders should note that Toll has provided certain procedural undertakings to the ACCC to make it unnecessary for the ACCC to seek an injunction against Toll. These include that Toll will not declare the Offer to be free from the condition in Section 16.12(b) of the Bidder's Statement without 8 business day's prior notice to the ACCC.

3. General

3.1. ASIC Class Order 01/1543

As permitted by ASIC Class Order 01/1543, this Fourth Supplementary Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Fourth Supplementary Bidder's Statement without the consent of the person to whom the statement was attributed where the statement was made in a document lodged with ASIC or ASX.

Pursuant to the Class Order, Toll will make available a copy of the ACCC's announcements to ASX dated 18 and 25 January 2006 and 2 February 2006 (or of relevant extracts from those documents), free of charge, to Patrick Shareholders who request it during the Offer Period.

To obtain a copy of these documents (or the relevant extracts), Patrick Shareholders may call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+613 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

3.2. Approval of Fourth Supplementary Bidder's Statement and notices

This Fourth Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein have each been approved by resolutions passed by all of the directors of Toll (other than Mr Lucas – see Section 15.2 of the Bidder's Statement).

3.3. Dated

This Fourth Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein are each dated 3 February 2006.

3.4. Signed

For and on behalf of Toll Holdings Limited.

Mr Paul Little
Managing Director
Toll Holdings Limited

Mr Neil Chatfield
Director
Toll Holdings Limited

A copy of this Fourth Supplementary Bidder's Statement and the notice pursuant to section 650D of the Corporations Act herein were lodged with ASIC and sent to Patrick on 3 February 2006. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Fourth Supplementary Bidder's Statement or the notice pursuant to section 650D of the Corporations Act herein.

59

Exhibit 7

US1DOCS 5473796v1

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) (**Corporations Act**). It is the fifth supplementary bidder's statement (**Fifth Supplementary Bidder's Statement**) issued by Toll Holdings Limited ACN 006 592 089 (**Toll**) in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 (**Patrick**) contained in Toll's bidder's statement dated 15 September 2005 (**Bidder's Statement**). This Fifth Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement, the first Supplementary Bidder's Statement dated 2 November 2005, the second Supplementary Bidder's Statement dated 11 November 2005, the third Supplementary Bidder's Statement dated 24 November 2005 and the fourth Supplementary Bidder's Statement dated 3 February 2006 (**Fourth Supplementary Bidder's Statement**) (together, the **Earlier Statements**). Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Fifth Supplementary Bidder's Statement. This Fifth Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Earlier Statements.

FIFTH SUPPLEMENTARY BIDDER'S STATEMENT

1. ACCC

On 9 February 2006, the ACCC initiated a proceeding against Toll in the Federal Court of Australia (**Proceeding**) to prevent its proposed acquisition of Patrick. A directions hearing in the Proceeding is scheduled to be held on 27 February 2006.

In summary, the ACCC is seeking an injunction restraining Toll from acquiring Patrick shares or control of Patrick and a declaration that, if Toll acquires Patrick shares or assets which enabled it to substantially influence or control Patrick, Toll would be in breach of section 50 of the Trade Practices Act.

The Proceeding will enable the ACCC's opposition to Toll's takeover bid for Patrick to be tested in the Court. Toll intends to defend the Proceeding and will seek to have the Proceeding heard and determined as quickly as possible.

On 13 January 2006, Toll provided the ACCC with proposed undertakings under section 87B of the Trade Practices Act in order to address competition concerns raised by the ACCC during discussions between Toll and the ACCC about the takeover. Information about those discussions and undertakings was given in Toll's ASX announcements dated 29 November 2005, 12 December 2005 and 4 January 2006. Toll anticipates that it will offer to the Court undertakings which will address these issues.

As set out in the Fourth Supplementary Bidder's Statement, Toll has also provided certain procedural undertakings to the ACCC. These include that Toll will not declare the Offer to be free from the condition in Section 16.12(b) of the Bidder's Statement without prior notice to the ACCC. Toll does not intend to declare the Offer to be free from this condition unless and until the Proceeding is determined in a manner which permits Toll to acquire Patrick (although it reserves its right to do so).

Toll notes that actions taken by the ACCC since 18 January 2006 (including announcing that it would oppose Toll's takeover bid for Patrick, and instituting the Proceeding) have breached the "No Regulatory Action" condition in Section 16.12(d) of the Bidder's Statement. However, Toll will not rely on these events as a basis for asserting that the condition in section 16.12(d) has been breached.

2. PACIFIC NATIONAL

2.1. Patrick's PNQ Claim

Patrick has applied to the Supreme Court of Victoria for leave under section 237 of the Corporations Act to commence action on behalf of, and in the name of, Pacific National against Toll, certain Toll subsidiaries and Mr Paul Little and Mr Mark Rowsthorn personally, arising out of a Memorandum of Understanding between Toll and Pacific National Queensland in relation to intermodal freight (**PNQ Claim**). The background to the PNQ Claim is set out in Section 15.4.1 of the Bidder's Statement. As Toll announced to ASX on 8 November 2005, Patrick was previously prevented from commencing a break-up of Pacific National under the major dispute resolution provisions of the Pacific National Shareholders Agreement in relation to the PNQ Claim.

In summary, Patrick alleges that Toll, Mr Little and Mr Rowsthorn engaged in misleading or deceptive conduct in breach of section 52 of the Trade Practices Act, and that Mr Little and Mr Rowsthorn breached their duties as directors of Pacific National. All of Patrick's allegations are emphatically denied. A directions hearing in relation to the section 237 application is set for 17 February 2006. In the event that Patrick ultimately obtains the leave of the Court to commence the PNQ Claim in the name of Pacific National, the action seeks unspecified damages payable to Pacific National, rescission of the PNQ Memorandum of Understanding and various ancillary orders (but not the winding up of Pacific National). Toll intends to oppose Patrick's application to seek leave under section 237 to bring this action. If the Court ultimately grants Patrick leave to bring the PNQ Claim in the name of Pacific National and such proceedings are actually instituted and pursued, then the proceedings will be vigorously defended.

2.2. Toll's Oppression Proceedings

On 15 February 2006, Toll (through its wholly-owned subsidiary Toll Rail Investments Pty Ltd) commenced proceedings in the Supreme Court of Victoria against Patrick Rail Investments Pty Ltd (a wholly-owned subsidiary of Patrick), Mr Christopher Corrigan and Mr Alan Davies over the conduct of those parties in connection with Pacific National (**Oppression Proceedings**).

Toll seeks the removal of Mr Corrigan and Mr Davies as directors of Pacific National and an injunction restraining Patrick from bringing a winding-up application (refer to Section 2.3 below). The Oppression Proceedings were brought in order to defend the Pacific National joint venture from attempts by Patrick to break up the business and destroy value for the respective shareholders of Patrick and Toll. Toll considered that commencing the Oppression Proceedings was necessary to protect shareholder value and the continued growth and competitiveness of Pacific National.

In the Oppression Proceedings, Toll alleges that Patrick, Mr Corrigan and Mr Davies have engaged in oppressive conduct in relation to Pacific National, in particular by:

- frustrating Toll's attempts to appoint a new Chief Executive Officer to replace Stephen O'Donnell;
- attempting to frustrate the appointment of a replacement responsible officer for the purposes of the NSW rail safety legislation, thereby seriously threatening Pacific National's business;
- directing Pacific National management to discontinue all rebates and discounts to Pacific National's intermodal customers, other than shareholders, effective from 1 April 2006; and
- threatening to commence the winding-up of Pacific National in circumstances where that threat had the potential to damage Pacific National's business.

A directions hearing in this matter is scheduled to be held on 17 March 2006.

2.3. Patrick's Winding-up Application

On 23 January 2006, Patrick announced on ASX that it intended to apply in the week commencing 23 January 2006 to the Supreme Court of Victoria for an order under section 461 of the Corporations Act to wind up Pacific National on the "just and equitable" ground. Patrick's application under section 461 was filed and served on Toll on 15 February 2006, (after Toll had filed and served on Patrick its application in the Oppression Proceedings described in Section 2.2 above). A directions hearing in this matter is scheduled to be held on 17 March 2006. The application will be defended.

2.4. Sale of ARG

On 14 February 2006, Wesfarmers Limited (**Wesfarmers**), Babcock & Brown Limited (**Babcock & Brown**) and Babcock & Brown Infrastructure Limited (**Babcock & Brown Infrastructure**) announced to ASX that Wesfarmers and Genesee & Wyoming would sell Australian Railroad Group Pty Ltd (**ARG**) to Babcock & Brown and Queensland Rail (**QR**). The announcements state that the sale is subject to a number of regulatory approvals, including clearance from the ACCC following market inquiries.

If the sale of ARG receives regulatory approval and is implemented, QR will obtain a national footprint which will affect the competitive environment for rail on both east-west and north-south routes. The board of Pacific National is yet to consider the impact which this transaction may have on its business, financial position and prospects.

2.5. Acacia Ridge

On 16 February 2006, Justice Jacobson handed down judgment in relation to a dispute between QR and Pacific National (ACT) Limited in respect of the Acacia Ridge Terminal. The background to the dispute is set out in Section 15.4.2 of the Bidder's Statement. In summary, Justice Jacobson rejected Pacific National (ACT) Limited's claims against QR and ordered that Pacific National (ACT) Limited deliver up possession of the Acacia Ridge Terminal to QR and pay rent to QR. In accordance with an undertaking QR gave to the Court, the order to deliver up possession of the Acacia Ridge Terminal is subject to a stay of 90 days.

Further, Toll notes the QR offer which was summarised in Section 15.4.2 of the Bidder's Statement and which, if accepted, would allow Pacific National (ACT) Limited to continue in occupation of the Acacia Ridge Terminal on the terms set out in a Terminal Services Agreement proposed by QR. That agreement does not provide for Pacific National (ACT) Limited to have control of the management and operation of the Acacia Ridge Terminal. The offer is an open offer and QR gave an undertaking to the Court that the offer would not be withdrawn for a period of 90 days following the making of final orders by Justice Jacobson in this matter assuming those orders are favourable to Queensland Rail.

The board of Pacific National is yet to consider the impact of this decision on its business, financial position and prospects and whether it will accept the QR offer noted above or whether it will appeal the decision.

3. GENERAL

3.1. ASIC Class Order 01/1543

As permitted by ASIC Class Order 01/1543, this Fifth Supplementary Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Fifth *Supplementary Bidder's Statement without the consent of the person to whom the statement* was attributed where the statement was made in a document lodged with ASIC or ASX.

Pursuant to the Class Order, Toll will make available a copy of the following documents (or of relevant extracts from those documents), free of charge, to Patrick Shareholders who request it during the Offer Period:

- Patrick's announcement to ASX dated 23 January 2006;
- Wesfarmers' announcement to ASX dated 14 February 2006;
- Babcock & Brown's announcement to ASX dated 14 February 2006; and
- Babcock & Brown Infrastructure's announcement to ASX dated 14 February 2006.

To obtain a copy of these documents (or the relevant extracts), Patrick Shareholders may call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+613 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

3.2. Approval of Fifth Supplementary Bidder's Statement

This Fifth Supplementary Bidder's Statement has been approved by resolutions passed by all of the directors of Toll (other than Mr Lucas - see Section 15.2 of the Bidder's Statement).

3.3. Dated

This Fifth Supplementary Bidder's Statement is dated 17 February 2006.

3.4. Signed

For and on behalf of Toll Holdings Limited.

Mr Paul Little
Managing Director
Toll Holdings Limited

Mr Neil Chatfield
Director
Toll Holdings Limited

A copy of this Fifth Supplementary Bidder's Statement was lodged with ASIC and sent to Patrick on 17 February 2006. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Fifth Supplementary Bidder's Statement.

Exhibit 8

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) (**Corporations Act**) and notice under sections 630(2) and 650D of the Corporations Act. It is the sixth supplementary bidder's statement (**Sixth Supplementary Bidder's Statement**) issued by Toll Holdings Limited ACN 006 592 089 (**Toll**) in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 (**Patrick**) contained in Toll's bidder's statement dated 15 September 2005 (**Bidder's Statement**). This Sixth Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement, the first Supplementary Bidder's Statement dated 2 November 2005, the second Supplementary Bidder's Statement dated 11 November 2005, the third Supplementary Bidder's Statement dated 24 November 2005, the fourth Supplementary Bidder's Statement dated 3 February 2006 (**Fourth Supplementary Bidder's Statement**), and the fifth Supplementary Bidder's Statement dated 17 February 2006 (**Fifth Supplementary Bidder's Statement**) (together, the **Earlier Statements**). Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Sixth Supplementary Bidder's Statement. This Sixth Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Earlier Statements.

Sixth Supplementary Bidder's Statement

6 March 2006

in respect of Toll's Offer for

PATRICK CORPORATION LIMITED

ACN 008 660 124

TOLL GROUP

TOLL HOLDINGS LIMITED

ACN 006 592 089

6 March 2006

Dear Patrick Shareholder,

We refer to our Offer to acquire Patrick Shares, as more fully detailed in our Bidder's Statement dated 15 September 2005. This document is Toll's Sixth Supplementary Bidder's Statement which:

- updates Patrick Shareholders on the ACCC's proceeding against Toll in relation to Toll's acquisition of Patrick (**Proceeding**); and
- extends our Offer until 7:00 pm (Melbourne time) on 13 April 2006.

1. ACCC PROCEEDINGS

On 27 February 2006 a directions hearing in the Proceeding was held in the Federal Court. At this hearing Toll indicated to the Court that it would propose new undertakings regarding Toll's takeover of Patrick to address the allegations of substantial lessening of competition in contravention of section 50 of the *Trade Practices Act 1974* made by the ACCC in its statement of claim. On 1 March 2006 Toll filed with the Court together with its defence the formal, detailed undertakings that Toll will give if the proposed acquisition is permitted to proceed.

In summary, the undertakings provide as follows:

- Rail
  - Toll will preserve the current 50/50 joint venture structure of Pacific National by introducing a new independent joint venture partner.

- Toll will make available a bundle of assets and services to facilitate entry of a new or expansion of an existing operator on the east-west corridor. This will include rolling stock, train paths, terminal access, crewing and ancillary services to support up to three east-west services per week.
- Toll will divest the Minto rail siding in Sydney.
- Toll will ensure that "hook and pull" services continue to be provided to Specialized Container Transport (**SCT**) until SCT's new locomotive fleet is delivered.
- Pacific National will relinquish all grandfathering rights over its train paths when its Track Access Agreement expires on 30 June 2006, leaving Australian Rail Track Corporation Limited as the network owner completely free to allocate future train paths as it sees fit.
- Toll will not exercise Patrick's option to acquire FCL Interstate Transport Services Pty Ltd announced by Patrick to the ASX on 1 December 2005.

- Bass Strait and Tasmanian Freight Forwarding
  - Toll will undertake to divest all of Patrick's Bass Strait shipping and freight forwarding operations.
- Automotive Logistics
  - Toll will undertake to divest its interest in PrixCar Services Limited and in either Patrick's or Toll's vehicle transport distribution business.

The Court has ordered the ACCC to file a reply to Toll's defence by 14 March 2006. Given the ACCC's submissions to the Court at the directions hearing in relation to the timetable for the Proceeding, Toll anticipates that the trial of the Proceeding will commence in June 2006. A further directions hearing in the Proceeding is scheduled for 17 March 2006.

2. TOLL'S HALF-YEAR RESULTS

On 21 February 2006, Toll announced a record after tax profit of $115.3m for the six months to 31 December 2005. This compares to the previous year result of $104.7m on an AIFRS basis after Reset Preference Share dividends and excluding AIFRS non-recurring items.

Further details of Toll's results for the half-year ended 31 December 2005 may be found on Toll's website at www.toll.com.au.

3. EXTENSION OF TOLL'S OFFER

3.1. Extension of Offer and Right of Withdrawal

Toll hereby gives notice under section 650D of the Corporations Act (**Notice**) that:

- it varies the Offer contained in Section 16 of the Bidder's Statement by:
  - extending the period during which the Offer will remain open by a further 31 days so that the Offer will now close at 7:00 pm (Melbourne time) on **13 April 2006**;
  - replacing all references to "13 March 2006" in the Offer (which were inserted into the Offer by the Fourth Supplementary Bidder's Statement) with references to "13 April 2006"; and
  - replacing the reference to "6 March 2006" in Section 16.17 of the Offer (which was inserted into the Offer by the Fourth Supplementary Bidder's Statement) with a reference to "6 April 2006"; and
- there exists a right to withdraw acceptances of the Offer pursuant to section 650E of the Corporation Act.

Accordingly, the Bidder's Statement is hereby amended by replacing all references to "13 March 2006" (which were inserted into the Bidder's Statement by the Fourth Supplementary Bidder's Statement) with references to "13 April 2006".

In accordance with section 650E of the Corporations Act, as this extension of the Offer results in a total extension of the Offer by more than 1 month, those Patrick Shareholders who have validly accepted the Offer on or before the date of this Notice may withdraw their acceptance by giving notice to Toll (**Withdrawal Notice**) within 1 month beginning on the day after the day on which they received this Notice (**Withdrawal Period**).

Patrick Shareholders who withdraw their acceptance must return any consideration received for accepting the Offer. A Withdrawal Notice by a Patrick Shareholder withdrawing acceptance under section 650E of the Corporations Act must:

(a) if their securities are in a CHESS Holding:

(i) be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding in accordance with Rule 14.16.1 of the ASTC Settlement Rules; or

(ii) be in the form of a notice to Toll setting out the information that Toll requires to enable it to transmit a Valid Message to ASTC on behalf of the Patrick Shareholder in accordance with Rule 14.16.5 of the ASTC Settlement Rules; and

(b) in any other case, be in writing to Toll.

If a Patrick Shareholder is legally entitled to give, and does in fact give, a Withdrawal Notice within the Withdrawal Period, Toll will before the end of 14 days after the day it is given the Withdrawal Notice:

(a) return to the Patrick Shareholder any documents that were sent by the Patrick Shareholder to Toll with the acceptance of the Offer; and

(b) if the Patrick Shareholder's securities are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of the relevant securities from the Offer Accepted Subposition in which the securities have been reserved in accordance with Rule 14.16.3 or 14.16.5 of the ASTC Settlement Rules (as appropriate).

(Words defined in the ASTC Settlement Rules have the same meaning when used in this Section 3.1, unless the context requires otherwise).

3.2. Conditions of the Offer

Toll hereby gives notice under section 630(2) of the Corporations Act that:

- the Offer is not free from any of the conditions set out in Section 16.12 of the Bidder's Statement;
- so far as it knows, none of the conditions set out in Section 16.12 of the Bidder's Statement were fulfilled as at the date of this notice; and
- as a result of the extension of the period during which the Offer will remain open to 7:00 pm (Melbourne time) on 13 April 2006, the new date for giving notice of the status of the conditions set out in Section 16.12 of the Bidder's Statement is 6 April 2006.

Accordingly, the Bidder's Statement is hereby amended by replacing the reference to "6 March 2006" in Section 16.17 of the Bidder's Statement (which was inserted into the Bidder's Statement by the Fourth Supplementary Bidder's Statement) with a reference to "6 April 2006".

Patrick Shareholders should note that Section 1 of the Fifth Supplementary Bidder's Statement makes certain statements about the ACCC and "No Regulatory Action" bid conditions set out in Sections 16.12(b) and (d) of the Bidder's Statement respectively.

Further, Patrick Shareholders should note that the section 87B undertakings which were provided to the ACCC on 20 January 2006 (and described in Section 2.3 of the Fourth Supplementary Bidder's Statement) are being replaced by undertakings which Toll provided to the Court on 27 February 2006. These Court undertakings provide that Toll will not, pending the hearing and determination of the Proceeding:

- waive the ACCC condition set out in Section 16.12(b) of the Bidder's Statement;
- exercise voting rights attached to any Patrick Shares acquired by Toll under the Offer;
- enter into any agreement or arrangement with Patrick to acquire any business or capital assets of Patrick; or
- seek to have any person appointed as a director of Patrick.

4. GENERAL

4.1. ASIC Class Order 01/1543

As permitted by ASIC Class Order 01/1543, this Sixth Supplementary Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Sixth Supplementary Bidder's Statement without the consent of the person to whom the statement was attributed where the statement was made in a document lodged with ASIC or ASX.

Pursuant to the Class Order, Toll will make available a copy of Patrick's announcement to ASX dated 1 December 2005, free of charge, to Patrick Shareholders who request it during the Offer Period.

To obtain a copy of this document, Patrick Shareholders may call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+613 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

4.2. Approval of Sixth Supplementary Bidder's Statement and notices

This Sixth Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein have each been approved by resolutions passed by all of the directors of Toll (other than Mr Lucas - see Section 15.2 of the Bidder's Statement).

4.3. Dated

This Sixth Supplementary Bidder's Statement and the notices pursuant to sections 630(2) and 650D of the Corporations Act herein are each dated 6 March 2006.

4.4. Signed

For and on behalf of Toll Holdings Limited.

Mr Paul Little
Managing Director
Toll Holdings Limited

Mr Neil Chatfield
Director
Toll Holdings Limited

A copy of this Sixth Supplementary Bidder's Statement and the notice pursuant to section 650D of the Corporations Act herein were lodged with ASIC and sent to Patrick on 6 March 2006. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Sixth Supplementary Bidder's Statement or the notice pursuant to section 650D of the Corporations Act herein.

Exhibit 9

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) **(Corporations Act)** and notice under section 650D of the Corporations Act. It is the seventh supplementary bidder's statement **(Seventh Supplementary Bidder's Statement)** issued by Toll Holdings Limited ACN 006 592 089 **(Toll)** in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 **(Patrick)** contained in Toll's bidder's statement dated 15 September 2005 **(Bidder's Statement)**. This Seventh Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement, the first Supplementary Bidder's Statement dated 2 November 2005 **(Supplementary Bidder's Statement)**, the second Supplementary Bidder's Statement dated 11 November 2005, the third Supplementary Bidder's Statement dated 24 November 2005 **(Third Supplementary Bidder's Statement)**, the fourth Supplementary Bidder's Statement dated 3 February 2006, the fifth Supplementary Bidder's Statement dated 17 February 2006 **(Fifth Supplementary Bidder's Statement)**, and the sixth Supplementary Bidder's Statement dated 6 March 2006 **(Sixth Supplementary Bidder's Statement)** (together, the **Earlier Statements**). Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Seventh Supplementary Bidder's Statement. This Seventh Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Earlier Statements.

Seventh Supplementary Bidder's Statement

22 March 2006

in respect of Toll's Offer for

PATRICK CORPORATION LIMITED

ACN 008 660 124

TOLL HOLDINGS LIMITED

ACN 006 592 089



TABLE OF CONTENTS

TOLL'S OFFER IS DUE TO CLOSE ON 13 APRIL 2006

This document contains important information and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible. If you have any queries about this document, the Offer or how to accept the Offer, please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

CHAIRMAN AND MANAGING DIRECTOR'S LETTER

22 March 2006

Dear Patrick Shareholder,

We are writing to inform you of several important developments in Toll Holdings' takeover bid for Patrick Corporation:

- One of the key conditions of Toll's Offer has now been satisfied by the ACCC announcing on 11 March 2006 that it had withdrawn its opposition to the acquisition of Patrick by Toll.
- Toll has increased its Offer to now comprise 0.4 Toll Shares and $1.90 cash per Patrick Share (**Revised Offer**).[1]
- Toll will further increase the Offer by an additional:
  - **$0.20** cash per Patrick Share, if Toll's relevant interest in Patrick Shares exceeds 90% of Patrick Shares by the end of the Offer Period; and
  - **$0.10** cash per Patrick Share, if Patrick has not exercised its option to acquire or otherwise agreed to acquire FCL Interstate Transport Pty Ltd (**FCL**) as at the date the Offer becomes or is declared to be unconditional,[2]

  (together, the **Additional Cash**).
- Toll has established an Institutional Acceptance Facility (**IAF**) and will pay Broker Handling Fees for retail acceptances of the Offer.
- Toll intends to waive its 90% minimum acceptance condition if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of Patrick Shares during the Offer Period.
- Toll has made a takeover bid for SembCorp Logistics Limited (**SembLog**), one of Asia's premier logistics providers, and SembCorp Industries Limited (**SembCorp**) has accepted the takeover bid for its entire 60% stake in SembLog. The takeover bid is now unconditional.

The value of the Revised Offer (based on the closing price of Toll Shares on 17 March 2006 of $14.05) is $7.52 and would increase to $7.82 if the Additional Cash becomes payable (**Enhanced Offer**).[3] Together with the $0.32 Patrick dividend paid on 19 December 2005 (**Patrick Dividend**), the values of both the Revised Offer and the Enhanced Offer (i.e. **$7.84** and **$8.14** per Patrick Share respectively) are within Patrick's independent expert's valuation range of $7.75 to $8.31 per Patrick Share.

As the Offer Consideration is predominantly Toll Shares, Patrick Shareholders will own up to 47%[4] of the combined Merged Group and will participate in the unique and substantial on-going benefits expected from combining Toll and Patrick.

The SembLog acquisition provides Toll with a substantial strategic logistics footprint in Asia, with established operations and strong customer relationships and contracts in key Asian countries. The combination of Toll, SembLog and Patrick provides a unique opportunity to create the leading integrated logistics business in Australia/Asia, with enhanced customer service capabilities.

We encourage all Patrick Shareholders to take advantage of this opportunity to become part of a truly unique integrated logistics business and accept Toll's Offer before 13 April 2006. A replacement Acceptance Form is enclosed with this Seventh Supplementary Bidder's Statement in case you have misplaced the original. If you have any questions, please call the Toll Shareholder Information Line on **1300 769 346** (for calls made from inside Australia) or **+61 3 9415 4005** (for calls made from outside Australia), Monday to Friday between 8:30am and 5:30pm (Melbourne time).

Yours sincerely

John Moule
Chairman

Paul Little
Managing Director

1 The Cash Consideration of $1.90 per Patrick Share includes $0.54 in substitution for the *in specie* Special Dividend of Virgin Blue Shares. See Section 16.3 for further information.
2 See Sections 1.2 and 8.5 for further information.
3 The Value of the Revised Offer and the Enhanced Offer will vary with change in the Toll Share Price. See Page 3 for further information.
4 Assuming all Patrick Senior Executive Options are exercised and all CRANES are converted to Patrick Shares.

1. SUMMARY OF THE OFFER

1.1. The Revised Offer

Toll is offering to buy all of your Patrick Shares, by way of an off-market takeover offer. For each Patrick Share:

- Toll will issue 0.4 Toll Shares (**Toll Share Consideration**); PLUS
- Toll will pay $1.90 cash (**Cash Consideration**).[5]

1.2. The Enhanced Offer

Toll will increase the Cash Consideration by an additional:

- $0.20 cash per Patrick Share, if on or before the close of the Offer, Toll has a relevant interest in not less than 90% of Patrick Shares (**90% Condition**); and
- $0.10 cash per Patrick Share, if Patrick has not exercised its option to acquire FCL (**FCL Option**) or otherwise agreed to acquire FCL as at the date the Offer becomes or is declared to be unconditional (**FCL Condition**).[6]

Unless otherwise stated, calculations of the value of the Enhanced Offer assume that both the 90% Condition and the FCL Condition are satisfied.

All Patrick Shareholders who accept, or have accepted, Toll's Offer will be entitled to the Additional Cash of $0.20 and/or $0.10 in the respective circumstances described above, regardless of when they accept Toll's Offer. Toll will lodge a formal variation of the Offer within 2 Business Days of a relevant condition becoming fulfilled. If an increase occurs in the last seven days of the Offer Period, the Offer Period will be automatically extended for a further period of 14 days under the Corporations Act.

1.3. Broker Handling Fee

Toll will pay a handling fee to brokers who handle acceptances on behalf of retail clients. For further details see Section 14.

1.4. Offer Conditions

1.4.1. ACCC

On 11 March 2006 the ACCC announced its decision not to oppose Toll's takeover of Patrick on the basis of undertakings from Toll (**ACCC Undertakings**). Accordingly, on this date the ACCC condition set out in Section 16.12(b) of the Bidder's Statement was fulfilled. Toll gave notice under section 630(4) of the Corporations Act that this condition was fulfilled on 13 March 2006. The terms and effect of the ACCC Undertakings are described in Section 8.3.

1.4.2. Minimum Acceptance

Toll intends to declare the Offer free from the 90% minimum acceptance condition set out in Section 16.12(a) of the Bidder's Statement if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of Patrick Shares during the Offer Period.

1.4.3. Other

The Offer remains subject to other conditions. You should read Section 16.12 of the Bidder's Statement which sets out the conditions in full.

1.5. Closing Date

The Offer is scheduled to close at 7:00pm (Melbourne time) on 13 April 2006, unless extended (**Closing Date**).

[5] The revised Cash Consideration is made up of the following elements: $0.75 (the original Cash Consideration); less $0.32 (for the $0.32 Patrick Dividend); plus $0.54 (to replace the *in specie* Special Dividend of Virgin Blue Shares); plus $0.93 cash (by way of increase in the Cash Consideration). See the answer to question 2 in Section 4.1 for further information.

[6] See Section 8.5 for the circumstances in which Toll will declare this condition to be satisfied.

0.4 Toll Shares Value $5.62[7]

+

$1.90 Cash **=** **$7.52 Revised Offer**

+

$0.20 cash for above 90%

+

$0.10 cash if FCL not acquired **=** **$7.82 Enhanced Offer[8]**

Ultimately the value of the Revised Offer and the Enhanced Offer will depend on the Toll Share price. The following table illustrates the value of the Revised and Enhanced Offer at different Toll Share prices. This table is not a forecast of the price at which Toll Shares will trade on ASX. Those prices may be higher or lower than those indicated.

	Toll Share Price	Value of Toll's Offer		Total Potential Value Including Dividend(1)
		Revised Offer	Enhanced Offer	
	$13.00	$7.10	$7.40	$7.72
	$13.50	$7.30	$7.60	$7.92
	$14.00	$7.50	$7.80	$8.12
Toll Share Price on 17 March 2006	$14.05	$7.52	$7.82	$8.14
	$14.50	$7.70	$8.00	$8.32
	$15.00	$7.90	$8.20	$8.52
	$15.50	$8.10	$8.40	$8.72
	$16.00	$8.30	$8.60	$8.92

(1) Includes the $0.32 Patrick Dividend to enable comparison with Patrick's Independent Expert's Valuation which was prepared prior to the Patrick Dividend.

7 Based on the closing price of Toll Shares on 17 March 2006 of $14.05.
8 Assuming that both the 90% Condition and FCL Condition (described in Section 1.2) are satisfied.

3. WHY YOU SHOULD ACCEPT TOLL'S OFFER

1.	You will receive full value for your Patrick Shares	✓
2.	You will receive a very attractive value for Patrick's Australian Ports Assets	✓
3.	You will own part of a unique and globally significant integrated transport and logistics group	✓
4.	You will participate in any potential re-rating of Toll Shares	✓
5.	Toll intends to reduce its minimum acceptance condition[9]	✓
6.	In the absence of Toll's Offer, the Patrick Share price is likely to fall	✓

3.1. Full Value For Your Patrick Shares

<u>Increase in Toll's Offer Consideration</u>

- Toll has increased its Offer Consideration to 0.4 Toll Shares plus $1.90 (and potentially $2.20) cash per Patrick Share. Based on the closing price of Toll Shares on 17 March 2006, Toll's Offer is valued at $7.52 (and potentially $7.82) per Patrick Share.[10]

<u>Toll's Offer is above the Mid-Point of Patrick's Independent Expert's Value Range</u>

- Based on the closing price of Toll Shares on 17 March 2006 of $14.05, both the Revised Offer and the Enhanced Offer are within the independent expert's valuation range (adjusted for the Patrick Dividend).


$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
Patrick Share Value ($)
$7.84
$0.30
$8.14
Independent Expert's Valuation Range ($7.75 - $8.31)
Revised Offer Value Plus Patrick Dividend
Additional Cash
Enhanced Offer Value Plus Patrick Dividend

- The value of the Offer will vary with changes in the Toll Share price from time to time. At Toll Share prices above $13.07, the value of the Enhanced Offer (adjusted for the Patrick Dividend) exceeds the bottom end of the independent expert's value range. At Toll Share prices above $14.47, the value of the Enhanced Offer exceeds the top end of the independent expert's value range.[11]

9 Toll intends to waive its 90% minimum acceptance condition if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of Patrick Shares during the Offer Period.

10 The value of the Enhanced Offer which assumes that both the 90% Condition and FCL Condition (described in Section 1.2) are satisfied is $7.82. The value of the Revised Offer assuming the same Toll Share Price is $7.52.

11 Assuming that the FCL Condition and the 90% Condition are satisfied and including the Patrick Dividend to enable comparison with Patrick's independent expert's valuation which was prepared prior to the Patrick Dividend.

The Independent Expert's Valuation Is By No Means Conservative

- The independent expert's valuation was by no means conservative having regard to relevant earnings multiple benchmarks on a number of recent transactions in similar sectors.

Patrick Business	Lonergan Edwards' Valuation	Valuation Multiple	
Ports	$3,443m	24.5x (LTM EBITA)	Compared to 22.3x for P&O's highly strategic global ports business...
Freight Forwarding	$922m	12.1x (2006 EBITDA)	In its Target's Statement, Patrick quoted an "Average of Australian Trucking" multiple of 5.8x EBITDA (2006)
Virgin Blue	$1,295m	21.1x (Forward PE)	[redacted]

Significant Premium

The value of Toll's Offer, together with the Patrick Dividends, represents a significant 41% to 46% premium for Patrick Shares:


Patrick Share Price ($)
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$5.57
$7.84
$8.14
41% premium
46% premium
Patrick's Share Price Before Takeover Speculation(1)
Revised Offer Plus Patrick Dividend
Enhanced Offer Plus Patrick Dividend

(1) Patrick's one month VWAP to 26 July 2005, the day before media and market speculation arose about a possible takeover bid for Patrick by Toll

3.2. Very Attractive Earnings Multiple For Patrick's Australian Ports

- The value of Toll's Offer represents a very attractive earnings multiple for Patrick's entire business and its Ports Division, even when compared to the recently announced acquisitions of P&O (which includes similar ports to those operated by Patrick in Australia), PD Ports and other ports companies.



EBITA Multiple (x)
25x
20x
15x
10x
5x
0x
20.8x
22.5x
22.3x
14.5x
12.6x
12.9x
14.7x
Average: 15.4x
Enhanced Offer
Implied Patrick Ports Division
P&O
PD Ports
Ports of Auckland
CSX World Terminals
Mersey Docks and Harbour
Toll's Offer
Recent Acquisitions of Ports Companies

- The blended average EBITA multiple[12] for the entire Patrick business of 20.8x exceeds the EBITA multiples on all recent port transactions except P&O. This highlights the attractiveness of Toll's Offer given:
  - less than 40% of Patrick's 2005 "economic EBITA" was from its Ports Division, and only around two-thirds[13] of that division's EBITA is from container stevedoring operations;
  - Patrick's non ports businesses would reasonably be considered to be valued at lower EBITA multiples than its ports;
- The implied EBITA multiple for Patrick's Port Division of 22.5x is higher than the average of recent ports transactions and similar to the EBITA multiple of P&O. This highlights the attractiveness of Toll's Offer while P&O's Australian assets are similar to Patrick's, P&O also has a substantial and highly strategic portfolio of container ports with significant exposure to a number of higher growth markets, such as the China and India regions.

3.3. Own Part Of A Unique And Globally Significant Integrated Transport And Logistics Group

Patrick Shareholders Will Own Almost Half of Merged Group

- As the consideration under Toll's Offer is predominantly Toll Shares, Patrick Shareholders will own up to 47% of the Merged Group.[14]
- In addition to receiving a substantial up-front premium for their Patrick Shares, Patrick Shareholders will participate in the on-going benefits arising from the unique combination of Toll and Patrick, including the benefits from Toll's recent acquisition of SembLog.

[12] The EBITA multiples for Patrick are based on the Enhanced Offer value of $7.82 per Patrick Share assuming that both the 90% Condition and the FCL Condition (described in Section 1.2) are satisfied.

[13] Based on two analysts who provide a breakdown of estimated 2006 EBIT for Patrick's Ports division in research reports dated 30 June 2005 to 18 August 2005 (range 63% to 80%).

[14] Assuming all Patrick Senior Executive Options are exercised and all CRANES are converted to Patrick Shares.

Share In Substantial Benefits From The Combination Of Toll And Patrick

- Based on information available to it, Toll has identified short term pre-tax synergies of around $61 million per annum from combining Toll, SembLog and Patrick (including 50% of Pacific National). Toll expects that the benefits from combining Toll, SembLog and Patrick are likely to be greater than this over the longer term as a result of further efficiencies and revenue enhancement opportunities.

The Merged Group Will Be A Leading Australian/Asian Integrated Transport Company

- The combination of Toll, SembLog and Patrick will be a unique and leading integrated transport group in the Australian and Asian region.
- In Australia and New Zealand, the group will be able to offer customers seamless logistics solutions with operations covering road, rail, sea, air and ports.
- Moreover, through the acquisition of SembLog, the group will expand its service capabilities into key Asian markets such as China, India, Korea, Singapore and Japan. Toll believes this will provide an important differentiation for a number of its customers who have increasing levels of trade throughout the Asian region.

The Merged Group Will Be A Globally Significant Transport and Logistics Company

- The merged group will have a market capitalisation of approximately $9 billion[15] and be Australasia's largest transport and logistics company.
- With an increasing trend of industry consolidation and international customer service capabilities, the merged group will be better placed than either Toll or Patrick individually to service customers and grow internationally.

3.4. You Will Participate In Any Re-Rating Of Toll Shares

- As Patrick Shareholders will own up to 47% of the Merged Group, they will share in any re-rating of Toll Shares as a result of the Offer.
- The potential for re-rating is highlighted below:


Enhanced Offer Plus Patrick Dividend (1)
$9.50
$9.00
$8.50
$8.00
$7.50
$7.00
$13.00
$8.85
$8.60
$8.14
$14.05
$15.20
$15.82
Toll Share Price on 17 March 2006
Highest Toll Share Price Since ACCC Approval
Broker's Average Toll Valuations Post Merger (2)

(1) Under the Revised Offer the value in each scenario is $0.30 per Patrick Share lower

(2) Comprises three research analysts who Toll could identify as having prepared valuations of Toll on a post merger basis between 11 March 2006 (ACCC withdrawal of opposition) to 17 March 2006 (range: $15.50 to $16.50)

[15] Based on the closing price of Toll Shares on 17 March 2006 of $14.05.

3.5. Toll Intends To Reduce Its Minimum Acceptance Condition

- One of the substantive conditions of Toll's Offer has now been satisfied by the ACCC withdrawing its opposition to Toll acquiring Patrick.
- The other main condition of Toll's Offer is a 90% minimum acceptance condition.
- Toll intends to waive the 90% minimum acceptance condition if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of Patrick Shares during the Offer Period.

3.6. Patrick's Share Price Is Likely To Fall Significantly If Toll's Offer Lapses

- Since Toll's Offer was announced on 22 August 2005, no alternative bids have emerged, nor has Patrick presented Patrick Shareholders with any alternative proposal to deliver superior shareholder value. Patrick's independent expert, Lonergan Edwards & Associates (**Lonergan Edwards**), stated:

> "... if the Offer lapses and no higher offer or alternative proposal emerges Patrick shares are likely to trade at a discount to the value of the Offer ... ($6.19 to $6.52 per share)."
>
> *Target's Statement pages 209 and 207*

- The downside risk in Patrick's share price absent Toll's offer is highlighted below:


Announcement of Toll's takeover bid for Patrick
Initial ACCC opposition to Toll's Offer
Enhanced Offer Value: $7.82(1)
Trading range in period between ACCC rejection and acceptance of revised undertakings (VWAP: $6.77)(2)
Potential Downside Risk
3 month Pre-bid VWAP: $5.60(3)
Bid speculation commenced
Patrick Share Price ($)
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06

(1) Based on Toll Share closing price on 17 March 2006 of $14.05.
(2) ACCC Rejection of Toll Bid (18/01/2006) - ACCC Approval of Revised Undertakings (11/03/2006).
(3) 3 month VWAP to 26 July 2005, pre media and market speculation.

ACCEPT TOLL'S OFFER BEFORE 13 APRIL 2006

4. KEY QUESTIONS

This Section answers some key questions that you may have about the Offer and should only be read in conjunction with the entire Bidder's Statement, the Earlier Statements and this Seventh Supplementary Bidder's Statement.

4.1. Offer Structure

1. What is the Revised Offer?

Toll is offering to buy all of your Patrick Shares, by way of an off-market takeover offer.

The Offer Consideration is, for each Patrick Share:

- 0.4 Toll Shares (Toll Share Consideration); PLUS
- Toll will pay $1.90 cash (Cash Consideration).

2. How is the $1.90 Cash Consideration derived?

The revised Cash Consideration is derived as follows:

- $0.75 cash (the original Cash Consideration);
- LESS $0.32 cash (for the $0.32 Patrick Dividend);[16]
- PLUS $0.54 cash (to replace the *in specie* Special Dividend of Virgin Blue Shares);[17]
- PLUS $0.93 cash (by way of increase).

3. What is the Enhanced Offer?

Toll will increase the Cash Consideration by an additional:

- $0.20 cash per Patrick Share, if on or before the close of the Offer, Toll's relevant interest in Patrick Shares is not less than 90% (i.e. the 90% Condition); and
- $0.10 cash per Patrick Share, if Patrick has not exercised the FCL Option or otherwise agreed to acquire FCL as at the date the Offer becomes or is declared to be unconditional (i.e. the FCL Condition).[18]

4. What Additional Cash will I receive under the Enhanced Offer?

The 90% Condition and the FCL Condition are independent with the result that the Additional Cash may comprise:

- $0.10 - if the FCL Condition is satisfied but the 90% Condition is not;
- $0.20 - if the 90% Condition is satisfied but the FCL Condition is not;
- $0.30 - if both the FCL Condition and the 90% Condition are satisfied; or
- nil - if neither the FCL Condition nor the 90% Condition are satisfied.

Unless otherwise stated, calculations of the value of the Enhanced Offer assume that both the 90% Condition and the FCL Condition are satisfied.

[16] In accordance with Section 16.8(c) of the Bidder's Statement Toll has elected to reduce the original Cash Consideration by the value of the Patrick Dividend. See Section 16.2 for further information.

[17] In accordance with Section 16.9(b) of the Bidder's Statement Toll has elected to increase the original Cash Consideration by $0.54 to replace the *in specie* Special Dividend of Virgin Blue Shares. See Section 16.3 for further information.

[18] See Section 8.5 for the circumstances in which Toll will declare this condition to be satisfied.

5. **What are the value of the Revised and Enhanced Offers?**

Based on the closing price of Toll Shares on 17 March 2006 of $14.05, the Revised Offer is valued at $7.52 and the Enhanced Offer is valued at $7.82 per Patrick Share. The value of Toll's Offer will change from time to time in accordance with changes in the market price of Toll Shares. You can calculate the value of the Revised and Enhanced Offers per Patrick Share at any time by adding the following amounts:

- the Toll Share price on ASX at the relevant time multiplied by 0.4; PLUS
- either:
  - $1.90 cash (for the Revised Offer); OR
  - $2.20 cash (for the Enhanced Offer).

You should also see the table on page 3 which sets out the value of both the Revised Offer and the Enhanced Offer at a range of different Toll Share prices.

6. **How do the values of the Revised Offer and the Enhanced Offer compare to Patrick's Independent Expert's valuation?**

Patrick included in its Target's Statement an independent expert's valuation report prepared by Lonergan Edwards, who valued Patrick at $7.75 to $8.31 per share. After Lonergan Edwards prepared its valuation, Patrick declared and paid the $0.32 Patrick Dividend. Toll believes it is appropriate to include the value of the Patrick Dividend with the value of the Revised Offer and the Enhanced Offer when comparing the offers to the Lonergan Edwards valuation range.

The values of both the Revised Offer and the Enhanced Offer together with the Patrick Dividend (i.e. $7.84 and $8.14 per Patrick Share respectively) are within Patrick's independent expert's valuation range.[19]

4.2. Offer Terms and Conditions

7. **How do I accept the Offer?**

To accept the Offer you should follow the instructions set out in Section 5. To be effective, your acceptance must be received by Toll before 7:00pm (Melbourne time) on the Closing Date.

8. **What choices do I have as a Patrick Shareholder?**

As a Patrick Shareholder, you have the following choices in respect of your Patrick Shares:

- accept Toll's Offer;
- sell your Patrick Shares on ASX (unless you have previously accepted Toll's Offer for your Patrick Shares); or
- do nothing.

9. **Can I withdraw my acceptance?**

Under the terms of the Offer, you cannot withdraw your acceptance unless a withdrawal right arises under the Corporations Act. In Toll's Sixth Supplementary Bidder's Statement, Toll extended its Offer by more than 1 month. Accordingly, in accordance with the Corporations Act, Patrick Shareholders who have validly accepted the Offer on or before 6 March 2006 may withdraw their acceptance by giving notice to Toll within 1 month beginning on the day after the day on which they received the Sixth Supplementary Bidder's Statement. Further information on this statutory withdrawal right is set out in Section 3.1 of the Sixth Supplementary Bidder's Statement.

[19] Based on the closing price of Toll Shares on 17 March 2006 of $14.05.

10. What happens if I do not accept the Offer?

If you do not accept the Offer and Toll acquires more than 90% of Patrick and the other conditions of Toll's Offer are satisfied or waived, Toll intends to proceed to compulsorily acquire your Patrick Shares. If this occurs, you will be allotted the Toll Share Consideration and paid the Cash Consideration at the conclusion of this process. You will receive the Toll Share Consideration and the Cash Consideration sooner if you accept the Offer. You should also see Section 8.2 which sets out Toll's intentions for Patrick as a partly-owned subsidiary.

11. When does the Offer close?

The Offer is currently scheduled to close at 7:00pm (Melbourne time) on 13 April 2006, unless extended.

12. Can Toll extend the Offer period?

Yes, the Offer can be extended at Toll's election or otherwise in accordance with the Corporations Act. You will receive written notification of any extension.

13. Will I receive any Patrick dividends?

If you hold Patrick Shares on the record date for any Patrick dividend or other distribution, then you will receive that dividend or distribution from Patrick (unless you have ceased to hold Patrick Shares prior to that record date). However, the value of Toll's Offer has been and will continue to be reduced by the amount of any Patrick dividend or distribution announced after the Announcement Date. In accordance with Section 16.8(c) of the Bidder's Statement, Toll has elected to reduce its Cash Consideration by $0.32 as a consequence of the $0.32 Patrick Dividend. See Section 16.2 for further information and see Section 8.2(d) for Toll's intentions regarding the level of Patrick's and Virgin Blue's dividends.

14. What are the Capital Gains Tax (CGT) consequences of accepting the Offer?

If Toll does not become the owner of 80% or more of the Patrick Shares and the Patrick Shareholder is an Australian resident and holds the Patrick Shares on capital account, the capital gain or loss arising for the Patrick Shareholder is calculated as the difference between the amount of capital proceeds received and the cost base of the Patrick Shares.

If Toll becomes the owner of 80% or more of the Patrick Shares and the Patrick Shareholder would otherwise make a capital gain in respect of the disposal of the Patrick Shares, partial CGT scrip-for-scrip rollover relief should be available. The CGT scrip-for-scrip rollover relief is partial because there is no rollover available in relation to those Patrick Shares in respect of which Patrick Shareholders receive cash (ineligible proceeds). Generally, non-residents should not be subject to CGT on the disposal of Australian listed shares.

For further details see Sections 11.3.4(b) and 12.

15. What are the conditions to the Offer?

On 11 March 2006 the ACCC announced its decision not to oppose Toll's takeover of Patrick on the basis of the ACCC Undertakings from Toll. Accordingly, on this date the ACCC condition set out in Section 16.12(b) of the Bidder's Statement was fulfilled. The Offer remains subject to other conditions. In summary, these conditions include:

Minimum acceptance

Toll intends to waive the 90% minimum acceptance condition if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of Patrick Shares during the Offer Period.

No material adverse change in Patrick

No material adverse change occurring in relation to Patrick between the Announcement Date and the end of the Offer Period.

No material transactions

Patrick does not acquire or sell any property or assets the value of which exceeds $100 million (except in accordance with any public announcement by Patrick made before 22 August 2005).

You should read Section 16.12 of the Bidder's Statement which sets out these and other conditions in full.

16. What happens if the conditions of the Offer are not satisfied or waived?

If the conditions to the Offer are not satisfied or waived by the Closing Date, the Offer will lapse.

4.3. General

17. Is there a number that I can call if I have further queries in relation to the Offer?

If you have any further queries in relation to the Offer, you can call the Toll Shareholder Information Line on **1300 769 346** (for calls made from inside Australia) or **+61 3 9415 4005** (for calls made from outside Australia), Monday to Friday between 8:30am and 5:30pm (Melbourne time). For legal reasons, all calls will be recorded. Any further material information relating to Toll's Offer will be lodged with ASX and included on Toll's website at **www.toll.com.au**.

18. What are the ACCC Undertakings?

The ACCC withdrew its opposition to Toll's proposed acquisition of Patrick on the basis of certain undertakings provided by Toll. The ACCC Undertakings are described in Section 8.3.1.

19. What is the impact of the ACCC Undertakings on the Merged Group?

The expected effect of the ACCC Undertakings on the operation of the Merged Group are set out in Section 8.3.2. The estimated financial impact of ACCC Undertakings is included in the pro forma financial forecasts for the Merged Group in Section 0.

20. What are the consequences if Toll waives its minimum acceptance condition?

If Toll waives its minimum acceptance condition and acquires less than 90% of Patrick it will not be able to proceed to compulsorily acquire all of the remaining Patrick Shares. If this occurs, Patrick will not become a wholly owned subsidiary of Toll. Toll's intentions for Patrick in this circumstance are outlined in Section 8.2. If Toll acquires less than 100% of Patrick it will have an impact on the financial position of the Merged Group. Section 9 includes pro forma balance sheets and financial forecasts on the basis that Toll acquires either 50.1% or 100% of Patrick. You should also read Section 11.3.4 which sets out various risks factors associated with Toll acquiring less than 100% of Patrick, and Sections 11.3.4(b) and 12 which set out the CGT implications of Toll acquiring less than 80% of Patrick.

21. Why is the Special Dividend of Virgin Blue Shares no longer included in the Offer Consideration?

Given the payment of the Patrick Dividend the Toll Directors are no longer confident that the Special Dividend can lawfully be paid. Accordingly, in order to provide certainty to Patrick Shareholders, in accordance with Section 16.9(b) of the Bidder's Statement, the Special Dividend will be replaced with additional Cash Consideration of $0.54. For further information see Section 16.3.

22. What is the SembLog acquisition?

Toll has made a takeover bid for SembLog, one of Asia's premier logistics providers, and SembCorp has accepted the takeover bid for its entire 60% stake in SembLog. The acquisition is part of Toll's strategy of becoming the leading integrated logistics company in the Asian region. See Section 6.2 for further information.

23. What is the status of the disputes between Toll and Patrick on Pacific National?

See Section 15 for further information.

5. WHAT YOU SHOULD DO NEXT

5.1. What You Should Do Next

Step 1: Read this Seventh Supplementary Bidder's Statement and the Earlier Statements carefully.

Step 2: Consider the information provided on Toll and Patrick, including all the risk factors set out in Section 13 of the Bidder's Statement and Section 11 of this Seventh Supplementary Bidder's Statement.

Step 3: If you are in any doubt as to what to do, you should consult your broker or your legal, financial or other professional adviser as soon as possible. If you have any queries about this document, the Offer or how to accept the Offer, please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

Step 4: If you wish to accept this Offer, follow the steps in Section 5.2.

5.2. How to Accept the Offer

You may only accept the Offer for all of your Patrick Shares. To accept the Offer:

- if your Patrick Shares are held on Patrick's issuer sponsored sub-register, either:
  - complete and sign the replacement Acceptance Form enclosed with this Seventh Supplementary Bidder's Statement and return it to the address indicated on the form; or
  - complete and sign the replacement Acceptance Form enclosed with this Seventh Supplementary Bidder's Statement and fax it to +61 3 9473 2123 and send the original to the address indicated on the form before the Offer closes; or
- if your Patrick Shares are in a CHESS Holding, either:
  - complete and sign the replacement Acceptance Form enclosed with this Seventh Supplementary Bidder's Statement and return it to the address indicated on the form;
  - complete and sign the replacement Acceptance Form enclosed with this Seventh Supplementary Bidder's Statement and fax it to +61 3 9473 2123 and send the original to the address indicated on the form;
  - call your broker and instruct your broker to accept the Offer on your behalf, before the Offer closes; or
  - if you are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the Offer closes.

Instructions on how to accept are also set out on the enclosed replacement Acceptance Form.

5.3. Delivery and Mailing Addresses

Please use the reply paid envelope enclosed with this Seventh Supplementary Bidder's Statement. Alternatively, the mailing address is:

Computershare Investor Services Pty Limited
Toll Offer
GPO Box 1237
Melbourne, Victoria 8060
Australia

You may also deliver the replacement Acceptance Form and any associated documents to:

Computershare Investor Services Pty Limited
Toll Offer
Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067
Australia

6. PROFILE OF TOLL

6.1. Overview of Toll

Toll is one of the Asian region's leading providers of integrated transport and logistics services. Full details of the Toll Group are set out in Section 7 of the Bidder's Statement.

Since the date of Toll's Sixth Supplementary Bidder's Statement (6 March 2006) there have been two significant developments, namely:

- the acquisition by Toll of a controlling interest in SembLog; and
- the execution of the binding ACCC Undertakings accepted by the ACCC on 11 March 2006 in connection with Toll's proposed acquisition of Patrick.

Further details of these matters are set out below and in Section 8.3.

6.2. Acquisition of control of SembLog

6.2.1. Overview

On 6 March 2006 Toll entered into an agreement with SembCorp under which Toll would acquire its 60% interest in SembLog, one of Asia's premier logistics providers.

As a consequence of that agreement on 20 March 2006 Toll, through Toll (Asia) Pte. Ltd. (**Toll Asia**), made a takeover offer for all the outstanding shares in SembLog and, SembCorp accepted the takeover bid for its entire stake in SembLog (approximately 60% of SembLog).

The acquisition of SembLog is in line with Toll's long-held strategy to become the pre-eminent integrated logistics provider in the Asian region. The acquisition complements the strategy underlying Toll's Offer for Patrick.

The SembLog acquisition will give Toll an outstanding footprint throughout Asia and complements Toll's existing operations in Thailand, Singapore, Malaysia, Vietnam and China.

The acquisition has the potential to create significant value for customers with cross-border logistics requirements and will also give Toll an excellent platform for future growth in its target markets.

6.2.2. Strategic rationale for acquisition

Toll's vision is to be the most successful provider of integrated total logistics solutions within the Asian region. "Integrated logistics" is where Toll can either provide or has the capacity to coordinate provision of each stage of the supply chain.

Toll believes that integrated supply chains are in line with the evolving needs of Toll's target customer base because they create significant value through (for example):

- improved information flows and transparency;
- shortened and smoother supply chains that promote greater 'speed to market'; and
- reduced working capital needs.

Toll's strategy has been shaped by various forces but in particular is reflective of specific customer dynamics and global trends affecting the logistics industry. In particular:

- supply chain re-engineering is a priority for customers as they seek to reduce their logistics related costs and enhance competitive positioning (for example through direct offshore sourcing momentum);
- high levels of integration and transparency are being demanded at all stages of the supply chain in line with technology advancements; and
- global consolidation within the logistics industry (for example the Deutsche Post acquisition of Exel plc, and the DP World acquisition of P&O) and significant mergers and acquisitions activity around the ports and shipping sector.

These and other forces mean that Toll and other major service providers have to establish global capabilities, reach and growth to remain successful.

The acquisition of SembLog is consistent with Toll's vision and strategy. Specifically it will:

- significantly advance Toll's regional capability to provide integrated cross-border solutions to customers with logistics requirements into or out of Asia;
- enhance Toll's exposure to the rapidly growing Asian market, including cross-border and intra-country trade opportunities;
- align the highly complementary businesses of Toll and SembLog in terms of strategy, focus, capability, customers, industry segments and growth oriented culture;
- create customer overlap opportunities that can be leveraged both in country and cross-border; and
- maintain and enhance Toll's focus on building market leading technology solutions for its customers.

The SembLog acquisition will give Toll operational and technological capabilities that will enable and facilitate the provision of innovative solutions and supply chain efficiency gains to its customers.

6.2.3. SembLog profile

Overview

SembLog is a public company incorporated in Singapore and is listed on the Singapore Stock Exchange (Code: "SML SP").

SembLog is one of the largest third party logistics (**3PL**) providers in Asia, providing supply chain management and offshore logistics throughout Asia. Its stated vision is:

> "To be a world-class integrated logistics service provider in Asia, leveraging technology and operational excellence, to provide high value added services for today's global businesses".

SembLog commenced operations in 1983 as a 3PL service provider to the Singaporean Armed Forces (**SAF**) and to Singapore's largest defence manufacturer. From its commencement to the early 1990s SembLog developed a strong strategic relationship with the SAF and ultimately secured all SAF contracts on a medium to long term basis.

In 1995 SembLog expanded into commercial sectors within Singapore and continued to expand into other Asian countries, most notably China in 1996 and India in 1997. Since then SembLog has grown significantly in size and presence throughout Asia.

SembLog's network now includes Singapore, China, India, Japan, Thailand, Malaysia, Taiwan, Korea, Indonesia, Vietnam, Australia, Philippines, Sri Lanka, the US and the UK.

Throughout this network SembLog's sector (or industry) focus has been articulated as consumer, retail, hi-tech, auto, healthcare, industrial, public-sector and oil & gas. SembLog's service offering includes:

- contract logistics – In-country 3PL logistics services;
- freight management – Cross-border transport management services; and
- trade logistics – Procurement and trading related services.

Further information about SembLog can be found on SembLog's website at **www.semblog.com**.

SembLog's business profile

For the years ended 31 December 2004 and 2005, SembLog's reported revenues by sector were as follows:[20]


Automotive
1%
Retail
2%
Others
1%
Public
Sector
27%
High Tech
3%
Oil & Gas
6%
Industrial
27%
Healthcare
2%
Chemical
11%
Consumer
20%

2004

Total Turnover = S$769 million
(A$641 million)


Automotive
1%
Retail
5%
Others
0%
Public
Sector
23%
High Tech
5%
Oil & Gas
5%
Industrial
25%
Healthcare
4%
Chemical
11%
Consumer
21%

2005

Total Turnover = S$1,018 million
(A$848 million)

SembLog has a high quality customer base and customer contract profile. SembLog also has a number of major blue-chip customers in Asia that are also customers of the Toll Group. It is therefore anticipated that the acquisition of SembLog will provide the Toll Group with many opportunities to collaborate with SembLog to secure, among other things, joint business opportunities and revenue based synergies.

6.2.4. SembLog's results for the year ended 31 December 2005

On 21 February 2006 SembLog announced its results for the year ended 31 December 2005, with highlights including:

- group revenues increased by 32% from the previous year to S$1,018 million (A$848 million);
- group EBIT increased by 17% to S$81 million (A$68 million); and
- net profit after tax and minority interest (before non-recurring items) increased by 33% to S$62 million (A$52 million).

[20] SembLog announcement dated 21 February 2006.

The group profit and loss of SembLog in A$ was as follows:

SembLog Income Statement for the year ended 31 December

	SembLog SFRS 2004 A$m	SembLog SFRS 2005 A$m
Revenue from operating activities	641	848
EBITDA	**75**	**90**
Depreciation and amortisation	(17)	(22)
EBIT	**58**	**68**
Total net interest costs	(6)	(4)
PBT and before share of associates' NPAT	**52**	**64**
Income tax expense	(13)	(17)
Share of associates' NPAT	9	12
NPAT	**48**	**59**
Minority interest	(9)	(7)
NPAT attributable to members (before non-recurring items)	**39**	**52**
Non-recurring items	935	-
NPAT attributable to members (after non-recurring items)	**974**	**52**

Notes:
(1) Source: SembLog Unaudited Full Year Financial Statement and Dividend Announcement for the year ended 31 December 2005.
(2) SembLog reported financial information has been translated into A$ at S$1.20:A$1.00.
(3) SFRS = Singapore Financial Reporting Standards; S$ = Singapore Dollar.
(4) The above information is prepared under SFRS. Differences between SFRS and AIFRS are described in Section 9.2.4.

The group balance sheet of SembLog in A$ as at 31 December 2005 was as follows:

SembLog Balance Sheet as at 31 December

	SembLog SFRS 2004 A$m	SembLog SFRS 2005 A$m
Current assets		
Cash	1,108	276
Receivables	175	176
Other financial assets	1	-
Inventories	16	16
Total current assets	**1,300**	**468**
Non-current assets		
Receivables	66	56
Equity investments in associates	66	63
Other financial assets	85	19
Property, plant and equipment	145	147
Deferred tax assets	6	4
Intangibles	36	37
Total non-current assets	**404**	**326**
Total assets	**1,704**	**794**
Current liabilities		
Payables	166	161
Interest bearing liabilities	85	69
Current tax liabilities	15	13
Provisions	4	4
Other	625	-
Total current liabilities	**895**	**247**
Non current liabilities		
Interest bearing liabilities	145	64
Deferred tax liabilities	3	3
Provisions	16	16
Other	4	3
Total non-current liabilities	**168**	**86**
Total liabilities	**1,063**	**333**
Net assets	**641**	**461**
Equity		
Share capital	508	304
Reserves	8	5
Retained earnings	96	119
Total shareholders' equity attributable to equity holders of the parent	**612**	**428**
Minority interest	29	33
Total equity	**641**	**461**

Notes:
(1) Source: SembLog Unaudited Full Year Financial Statement and Dividend Announcement for the year ended 31 December 2005.
(2) SembLog reported financial information has been translated into A$ at S$1.20:A$1.00.
(3) SFRS = Singapore Financial Reporting Standards; S$ = Singapore Dollar.
(4) The above information is prepared under SFRS. Differences between SFRS and AIFRS are described in Section 9.2.4.

The group cash flow statement of SembLog in A$ for the year ended 31 December 2005 was as follows:

SembLog Statement of Cash Flows for the year ended 31 December

	SembLog SFRS 2004 A$m	SembLog SFRS 2005 A$m
Profit before taxation and minority interests	**996**	**76**
Adjustments for:		
Depreciation and amortisation	17	22
Share of results of associated companies	(57)	(12)
Gain on disposal of subsidiaries, associates and financial assets	(889)	(6)
Gain on disposal of property, plant and equipment	(3)	(4)
Write off and impairment loss made/(reversed) for:		
- associates	(1)	-
- goodwill	-	1
- property, plant and equipment	-	1
Share based payment	2	2
Interest income	(5)	(8)
Interest expenses	6	4
Operating profit before working capital changes	66	76
Increase in working capital	(11)	5
Cash generated from operations	55	81
Income tax paid	(13)	(18)
Interest paid	(6)	(4)
Cash flows from operating activities	**36**	**59**
Investing activities		
Interest received	5	8
Proceeds from disposal of financial assets	-	68
Proceeds from disposal of associated company	1,103	16
Proceeds from sales of property, plant and equipment	5	17
Purchase of property, plant and equipment	(35)	(43)
Acquisition of other financial assets	(68)	(1)
Net cash inflow from acquisitions of joint venture	(5)	2
Net cash inflow from acquisition & liquidation of subsidiaries	(1)	(3)
Payment for an intangible assets	(6)	(2)
Dividends received	22	4
Cash flows from investing activities	**1,020**	**66**
Financing activities		
Proceeds from issue of shares	24	4
Capital reduction	-	(208)
Borrowings (net)	(1)	(94)
Dividend paid	(26)	(653)
Dividend paid to minority shareholders of subsidiaries	(7)	(4)
Hire purchase and finance lease obligations	19	-
Cash flows from financing activities	**9**	**(955)**
Net (decrease)/increase in cash and cash equivalents	**1,065**	**(830)**
Cash and cash equivalents at beginning of period	44	1,108
Effect of exchange rate changes on cash and cash equivalents	(1)	(2)
Cash and cash equivalents at end of period	**1,108**	**276**

Notes:
(1) Source: SembLog Unaudited Full Year Financial Statement and Dividend Announcement for the year ended 31 December 2005.
(2) SembLog reported financial information has been translated into A$ at S$1.20:A$1.00.
(3) SFRS = Singapore Financial Reporting Standards; S$ = Singapore Dollar.

6.2.5. Transaction details and timing

Toll's acquisition of a controlling stake in SembLog has been effected by a voluntary takeover offer under the Singapore Takeovers Code.

Specific details of the voluntary takeover offer are as follows:

- on 20 March 2006 Toll made a takeover bid of S$1.70 per share for SembLog and SembCorp accepted the takeover bid for its entire stake in SembLog (approximately 60% of SembLog);
- on 20 March 2006 the takeover bid became unconditional;
- the offer price will be increased to S$1.80 per share if acceptances are not less than 90% recognising the benefits of reaching the compulsory acquisition threshold – however achieving 90% acceptance is not an imperative for Toll; and
- the offer document was dispatched to SembLog shareholders on 20 March 2006 and is open for acceptance for a period of 28 days (unless extended up to a maximum period of 60 days, being 18 May 2006).

As at the date Toll announced its proposed voluntary takeover offer for all of the shares in SembLog, there were various options outstanding in connection with various option schemes of SembLog. The rules of each option scheme provide, among other things, that the options cannot be transferred by the holders. In view of this, Toll has also made an option proposal to deal with optionholders' rights.

In the event Toll Asia receives acceptances under the terms of its offer representing 90% or more of shares the subject of its offer in SembLog, then Toll Asia will proceed to compulsorily acquire all outstanding minority holdings. A process for compulsory acquisition is available under the Singapore Companies Act where acceptances are received by more than 90% of the shares the subject of an offer, as in Australia.

The acquisition of SembLog will be fully funded through existing debt facilities available to Toll as at the date of this document which are separate and independent from the facility in place to fund the Cash Consideration set in Section 10.

6.2.6. Pro forma financials for Toll and SembLog

On the assumption that Toll acquires 100% of SembLog the summary pro forma Toll Group financials are set out in Section 9.3 below.

6.2.7. Integration plan

Toll has a proven track record of successfully integrating businesses and leveraging acquisitions (through among other things capitalising on cross-selling initiatives) to generate further organic growth.

To ensure Toll maintains its strong track record in this regard, a high-level integration plan for SembLog is already in place and Toll will work closely with SembLog's senior management to finalise exact details of this integration program.

Toll is confident that SembLog will be rapidly and successfully integrated into the Toll Group in a manner that maximises value and positively contributes to Toll's future financial performance.

7. PROFILE OF PATRICK

7.1. Introduction

Section 8 of the Bidder's Statement contains an overview of Patrick's business. You should read this Section in full. Section 7.2 of this Seventh Supplementary Bidder's Statement provides an update on earnings guidance provided by Patrick.

The following information about Patrick has been prepared by Toll using publicly available information, including, but not limited to, annual reports, Patrick announcements, Patrick's Target's Statement and other publicly available information and has not been independently verified. Accordingly Toll does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information. Section 13.4.7 of the Bidder's Statement sets out the risk factors arising from Toll's limited ability to conduct due diligence in relation to Patrick and Virgin Blue. You should read this Section in full.

7.2. Earnings Guidance Update

On 18 October 2005 Patrick released its Target's Statement which included group NPAT forecasts of $220.8 million for the year ending 30 September 2006 and $293.9 million for the year ending 30 September 2007.

On 17 November 2005 Patrick announced its NPAT before individually significant items for the year ended 30 September 2005 of $181.8 million, a 3% decrease on the prior year. Patrick reaffirmed its confidence in achieving double digit profit growth for the next two years on the back of strong performances expected from its ports and air businesses.

On 28 February 2006 Patrick announced that it expected that its equity accounted profit for Pacific National for the year ending 30 September 2006 would be $8.2 million less than that previously disclosed in its Target's Statement. Patrick also announced at this time that it did not expect the lower results of Pacific National to have a material effect on the group's 2006 forecast NPAT published in its Target's Statement.

7.3. Dividend Update

In accordance with Section 16.8(c) of the Bidder's Statement Toll has elected to reduce its Cash Consideration by $0.32 as a consequence of the $0.32 Patrick Dividend. See Section 16.2 below for further information.

8. TOLL'S INTENTIONS

8.1. Introduction

Section 9 of the Bidder's Statement sets out the intentions of Toll concerning:

- Patrick's business and assets (including Pacific National and Virgin Blue);
- compulsory acquisition and de-listing of Patrick; and
- future employment of the present employees of Patrick.

You should read this Section in full. Section 8.2 of this Seventh Supplementary Bidder's Statement sets out Toll's revised intentions for Patrick as a partly-owned Subsidiary and replaces Section 9.3 of the Bidder's Statement. Further intentions of Toll concerning Patrick have been set out in this Section and these intentions prevail to the extent of any inconsistency with those set out in the Bidder's Statement. Toll's revised intentions have been determined on the basis of facts and information concerning Patrick which are publicly available to Toll at the time of preparation, and the existing circumstances affecting the business of Patrick so far as are known to Toll.

8.2. Intentions for Patrick as a Partly-owned Subsidiary

The Offer remains subject to a number of conditions, including a condition that Toll and its associates in effect become entitled to compulsorily acquire all outstanding Patrick Shares, Patrick Senior Executive Options, CRANES and any other Patrick convertible securities (refer Section 16.12(a) of the Bidder's Statement). Toll has stated its intention to waive this condition if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of Patrick Shares during the Offer Period. If Toll waives this condition, then Toll intends to:

(a) maintain Patrick's listing on ASX while it meets ASX requirements for maintaining a listing;

(b) subject to the Corporations Act and the constitution of Patrick, seek to reconstitute the board of Patrick. Toll would seek to appoint one or more of Mr Paul Little, Mr Mark Rowsthorn and Mr Neil Chatfield. Toll would also seek to appoint independent directors to represent minority shareholders of Patrick. The independent directors may be sourced from the current board of Patrick or elsewhere. Other board members may be sourced from the existing board of Toll. Possible future board candidates have not yet been identified by Toll and their appointment will depend upon circumstances at the relevant time;

(c) exercise general compulsory acquisition rights under the Corporations Act, if Toll becomes entitled at some later time to do so;

(d) conduct a detailed review of Patrick's cash position, uncontracted expenditure plans and financing plans. Depending on the outcome of this review, it is possible that Toll may curtail or delay some planned expenditure or adopt alternative financing plans. Toll will also consider the appropriateness of Patrick's and Virgin Blue's current dividend policy in light of this review. It is possible that Toll may decrease Patrick's and Virgin Blue's dividend payout ratio;

(e) implement the ACCC Undertakings set out in Section 8.3.1; and

(f) seek to implement such of the intentions as are detailed in Section 9.2 of the Bidder's Statement and Sections 8.4 and 8.5 of this Seventh Supplementary Bidder's Statement as are consistent with Patrick being a controlled entity of Toll but not a wholly-owned subsidiary.

The extent to which Toll will be able to implement these intentions will be subject to:

- the law and the ASX Listing Rules, in particular in relation to related party transactions and directors' duties;
- the legal obligation of the directors of Patrick to act in the best interests of Patrick Shareholders as a whole; and
- the outcome of the general operational review referred to in Section 9.2(c) of the Bidder's Statement.

8.3. ACCC

8.3.1. The ACCC Undertakings

On 11 March 2006 the ACCC accepted the ACCC Undertakings from Toll under section 87B of the Trade Practices Act and withdrew its opposition to Toll's Offer to acquire all of the outstanding shares in the capital of Patrick. Accordingly, on 11 March 2006 the ACCC condition set out in Section 16.12(b) of the Bidder's Statement was fulfilled.

On this date the ACCC also discontinued the Federal Court proceedings which it had commenced against Toll on 9 February 2006 seeking an injunction to prevent Toll from acquiring Patrick. Toll agreed to pay the ACCC's costs in relation to the matter. As a consequence of the ACCC discontinuing the Federal Court proceedings, on 16 March 2006 Justice Merkel released Toll from the procedural undertakings it gave to the Court on 27 February 2006. These procedural undertakings were described in Section 3.2 of the Sixth Supplementary Bidder's Statement.

The ACCC Undertakings provide as follows:

(a) Toll will not waive its 90% minimum acceptance condition until it has received acceptances sufficient to give it a relevant interest in more than 50% of the Patrick Shares;

(b) Toll will, upon the occurrence of the Trigger Date (see below), divest or procure Patrick to divest (as the case may be), to purchasers approved by the ACCC:

(i) a 50% interest in Pacific National;

(ii) Patrick's Bass Strait shipping business;

(iii) Patrick's Tasmanian freight forwarding business;

(iv) either Toll or Patrick's vehicle transport business at Toll's election prior to the Trigger Date; and

(v) Toll's interest in PrixCar Services Limited (PrixCar),

(together, the Divestment Businesses);

The Trigger Date is the first date on which Toll both achieves the receipt of a relevant interest in more than 50% of the Patrick Shares and either declares the Offer free from the conditions in Section 16.12 of the Bidder's Statement, or gives notice under section 630 of the Corporations Act that those conditions have been satisfied;

(c) Toll will enter into a shareholders agreement with the purchaser of a 50% interest in Pacific National which is to include specified terms and conditions relating to Toll's involvement in Pacific National. Toll will not increase its economic interest in Pacific National beyond 50% following the sale of the 50% interest (except where approval is obtained from the ACCC or the Australian Competition Tribunal, or no objection is raised by the ACCC);

(d) Toll will use its best endeavours to identify prospective purchasers for each of the Divestment Businesses prior to the Trigger Date. If no suitable purchaser is identified prior to the Trigger Date, Toll will divest the Divestment Businesses as soon as practicable after the Trigger Date following a tender process. The exception is Toll's interest in PrixCar which is to be sold in accordance with the PrixCar Shareholders Agreement. If the Divestment Businesses remain unsold after a specified confidential period, Toll will appoint an agent (to be approved by the ACCC) to sell the unsold Divestment Businesses. Also see paragraph (m) below and Section 11.3.1 for what occurs if a divestment referred to above cannot be implemented. The ACCC may object to a proposed purchaser identified by Toll on competition grounds and if so it must provide reasons to Toll;

(e) Toll will procure Pacific National to lease or make available the east-west rail assets for a three year start up period to a rail operator (to be independent of Toll, Patrick and Pacific National) (**Operator**), to commence within 12 months of the Trigger Date (**Start-up Period**). These assets comprise the following:

(i) *Selected Train Paths* - Toll will cause Pacific National to relinquish:

a. all rights to five return train paths per calendar week on the east-west corridor as nominated by the Operator. Toll has the right to nominate substitute equivalent train paths for two of those nominated paths. In the event of a dispute, an independent Leasing Agent (to be appointed by Toll and approved by the ACCC) will determine which of these alternative train paths is to be relinquished;

b. corresponding rights to train paths under the control of WestNet Rail Pty Ltd and Rail Infrastructure Corporation and Rail Corporation as required; and

c. its train path carry over entitlements on expiry of the ARTC Track Access Agreement on 30 June 2006;

(ii) *Rolling Stock* - Toll will cause Pacific National to make available at the option of the Operator for purchase or lease up to 12 "NR class" locomotives or a combination of up to three "NR class" and up to nine "G class" locomotives and sufficient wagons to make up three train sets up to the maximum length permitted by track operators on the east-west corridor. The purchase or lease terms are to be at fair market rates and as determined by the Leasing Agent. The locomotives and wagons may be leased for a period up to three years, with, in the case of the locomotives only, a 12 month option to extend the leases;

(iii) *Ancillary Services* - Toll will procure that Pacific National offers to provide crewing, fuelling, provisioning and maintenance services to the Operator for the Start-up Period in relation to rail services on the east-west corridor at fair market rates as determined by the Leasing Agent; and

(iv) *Terminal Access* - Toll will:

a. cause Pacific National to give notices of termination under the lease of the Dynon Terminal and the leases or licences for selected tracks and land east of the Dynon Terminal;

b. cause Pacific National to provide access to the Operator for the purpose of loading and unloading trains, storage and all necessary ancillary activities to either or both the South Dynon Terminal and the Chullora Terminal sufficient to accommodate the five east-west corridor services per week. Terms and conditions of access will be negotiated between Toll and the Operator or, failing agreement, will be determined by the Leasing Agent; and

c. offer to sell and cause Patrick to offer to sell to the owner, each of Toll and Patrick's freehold interests in the rail siding at the intermodal terminal at Minto known as the Macarthur Intermodal Shipping Terminal at fair market value;

(f) Toll will provide details of the Operator to the ACCC which may object to the Operator on competition grounds. The Operator cannot also acquire the 50% share in Pacific National. An Operator can choose to take up some or all of the east-west rail assets. Any remaining assets comprising the east-west rail assets can be taken up by another Operator;

(g) Toll will use best endeavours to cause Pacific National:

(i) not to discriminate (on price or service quality) in the operation of Pacific National's intermodal business in favour of Toll's freight forwarding or logistics operations;

(ii) to include Key Performance Indicators (**KPIs**) in customer contracts with Pacific National's intermodal business (if requested by customers) and provide to an auditor every 12 months a report which sets out key KPIs achieved by Pacific National's intermodal business for Toll's freight forwarding operations compared with KPIs achieved for other freight forwarding customers; and

(iii) to inform at least the largest 20 customers (by revenue received) of Pacific National's intermodal business of the undertakings relating to Toll's freight forwarding and logistics operations and Pacific National's intermodal business, and the auditor;

(h) Toll will not participate in the appointment or supervision of the executive management of Pacific National's intermodal business other than through its representation on the Pacific National board. All dealings between Toll and Pacific National's intermodal business are to be conducted on an arms length commercial basis. A confidentiality regime will be put in place in respect of information Toll obtains as a shareholder of Pacific National. Toll may only second or otherwise provide senior management to Pacific National's intermodal business where the board of Pacific National has given its prior approval in writing;

(i) Toll will ensure that neither Toll nor Patrick discriminate in favour of Toll's or Patrick's freight forwarding or logistics operations (as to price or service offering) provided by Patrick in relation to the landside operations of containerised freight at Patrick's container terminals in Sydney, Melbourne, Brisbane and Fremantle. Toll will include KPIs relating to container transaction time performance in its Patrick container terminal customer contracts if requested by the customer;

(j) Toll will provide annually an auditor's report to the ACCC reporting on Toll, Patrick and Pacific National's compliance with the non-discrimination obligations provided for in the undertakings;

(k) Toll will cause Pacific National to extend the current hook and pull contract with SCT from its expiry on 13 October 2007 until the date on which SCT's new locomotives are available and operational;

(l) Toll will cause Patrick:

(i) to unwind, terminate or otherwise set aside any arrangement entered into by Patrick between 22 August 2005 and the Trigger Date that the ACCC considers is likely to have the effect of substantially lessening competition in a market;

(ii) not to exercise Patrick's option to acquire FCL or if that option has been exercised, Toll will procure that Patrick sell the interest acquired in FCL;

(iii) to lawfully terminate the Alliance Agreement dated 14 October 2005 between Patrick and FCL; and

(iv) to act reasonably in the exercise of any of its rights, powers and remedies under the Term Loan Agreement between FCL and Patrick dated 31 October 2005, and to advise the ACCC of its intention to demand final payment under the agreement before the Final Repayment Date for any cause other than a prescribed Event of Default;

(m) if Toll is prevented from or is otherwise unable to complete the divestment and sale of any Divestment Business or to procure Pacific National or Patrick to perform the arrangements contemplated under the undertakings, Toll will sell and dispose of such other assets and/or businesses within Toll's power and control and otherwise take such steps in the manner contemplated by the undertakings sufficient to address and remedy the competition concerns raised by the ACCC in its Statement of Claim; and

(n) Toll will indemnify Patrick in respect of:

(i) the amount (if any) by which the gross sale price received for the Patrick businesses to be divested under the undertakings is less than the fair market value of the businesses as determined by an independent expert together with all sale transaction costs and expenses;

(ii) all liabilities incurred by way of warranties and indemnities provided to a purchaser of the relevant Patrick business or otherwise in connection with the sale of the Patrick business to a purchaser; and

(iii) any loss suffered by Pacific National by reason of its compliance with the arrangements provided for in the undertakings,

so as to ensure that minority shareholders in Patrick are not adversely affected by the implementation of the undertakings.

Toll intends to implement the ACCC Undertakings, including those undertakings which relate to assets it does not own, such as:

- the divestment of Patrick businesses; and
- transactions involving Pacific National.

In complying with the ACCC Undertakings and implementing the divestment of Patrick assets and the transactions involving Pacific National, the directors of the Patrick and/or Pacific National entities must act in accordance with their statutory and fiduciary duties and be satisfied that the transactions are in the best interests of the relevant entity.

Toll considers that significant merger synergies and cost savings would accrue to Patrick and Pacific National (and their relevant controlled entities) upon Toll obtaining control of Patrick, even if Patrick is not wholly owned by Toll. For further details of the change in key expected synergies where Patrick is 50.1% owned by Toll see Section 9.4.2. Further, Toll considers that the directors of Patrick and Pacific National will be entitled to consider such benefits accruing to Patrick and Pacific National in determining whether the implementation of the ACCC Undertakings is in their best interests.

Based on the information currently available and having regard to the indemnities set out above and the merger synergies and cost savings which will accrue to Patrick and Pacific National and their relevant subsidiaries, Toll expects that the directors of those companies will be satisfied that compliance with the ACCC Undertakings is in the best interests of each relevant company. Accordingly, Toll is unaware of any reason why the ACCC Undertakings cannot be implemented if its Offer is Successful.

A copy of the public ACCC Undertakings can be obtained from the ACCC's website at **www.accc.gov.au**. Toll will also make available a copy of the document free of charge to Patrick Shareholders who request it during the Offer Period. To obtain a copy of this document, Patrick Shareholders may call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+613 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

You should read Section 11.3 which sets out various risk factors associated with Toll's implementation of the ACCC Undertakings.

8.3.2. The Operational Effect of the ACCC Undertakings on the Merged Group

Toll does not expect the ACCC Undertakings to have a material impact on the operations of the Merged Group. Specifically, with respect to the ACCC Undertakings:

(a) Divestment Businesses

The Divestment Businesses (excluding the 50% interest in Pacific National (see paragraph (b) below)) are each independent, stand-alone businesses within the Merged Group. Toll does not believe any of the assets to be divested are material in the context of the Offer or the Merged Group. After the divestitures, the Merged Group will retain assets in the relevant markets enabling it to be an effective competitor. Given its track record of delivering strong organic business growth in competitive transport and logistics markets, Toll is confident of its ability to continue to operate successful businesses for the Merged Group in Bass Strait shipping, Tasmanian freight forwarding and auto-logistics notwithstanding the ACCC Undertakings.

Toll expects that the sale processes in respect of the Divestment Businesses will allow all genuinely interested parties the opportunity to bid for the relevant assets. It is expected these processes will result in genuine interest for the relevant assets and should result in the relevant assets being sold for fair market value, with the sale proceeds redeployed within the Merged Group. Given its track record, Toll considers it will be able to generate attractive returns from the sale proceeds being redeployed within the Merged Group.[21]

(b) 50% interest in Pacific National

The requirement to divest the 50% interest in Pacific National means that the Merged Group in the 100% ownership scenario will (after affecting the required sale) be in substantially the same position as Toll is today given that Toll currently owns 50% of Pacific National.

(c) Rail asset and service undertakings

The requirement for Toll to procure that Pacific National makes available the train paths, assets, services and terminal access described in paragraph (e) of Section 8.3.1 is not expected to adversely or materially impact the Merged Group's operations. Toll believes the primary impact of the relevant undertakings (as summarised in paragraph (e) of Section 8.3.1) will be to facilitate a potential new competitor, should one emerge, in a shorter time frame than might otherwise be the case.

Specifically, it is anticipated that Pacific National's current operations can be reconfigured (through, among other things, amendment of daily service frequencies) to ensure the requirement to make available prescribed rolling stock is met without impacting daily service requirements.

In relation to the ancillary services that Toll must procure that Pacific National provides to the Operator for the Start-up Period, Toll considers that additional staffing and other related resources can be sourced to meet any requirements in addition to Pacific National's current operational requirements. The cost of sourcing these additional resources would be recovered on a fair market basis from the relevant Operator.

Given this, Toll does not believe that the operational or financial impact of the relevant ACCC Undertakings will be material in the context of the Merged Group, particularly after having regard to:

- the anticipated overall growth in Australian freight volumes;
- Toll's improved capacity as an integrated logistics service provider to achieve efficiencies; and
- the synergies expected to be derived from the combination of Toll and Patrick.

[21] See Section 3 of the Bidder's Statement for details of Toll's track record.

(d) Behavioural and performance audit requirements

Toll considers that the behavioural undertakings it is required to procure in respect of its port and rail operations are in all respects consistent with good business practice and the manner in which Toll would ordinarily conduct the relevant businesses. Accordingly, apart from any additional administrative or reporting requirements (the impact of which will not be material from an operational or financial perspective), these behavioural and reporting undertakings are not expected to have any material operational or financial impact on the Merged Group.

For a description of the anticipated financial impact of the ACCC Undertakings, see Section 9.4.1.

8.4. Virgin Blue

As is set out in Section 9.4 of the Bidder's Statement, on 18 August 2005, Toll entered into an agreement with Virgin Group (**Underwriting Agreement**).

The Underwriting Agreement is conditional on (amongst other things) Patrick reducing its shareholding by at least 18.2% of Virgin Blue (whether by paying the Special Dividend or otherwise) to persons holding less than 9.9% of Virgin Blue within 12 months after the date of the Underwriting Agreement, or three months after Toll obtains control of the Patrick board, whichever occurs first.

As a consequence of the replacement of the Special Dividend with an increased Cash Consideration (see Section 16.3 below), Toll will not procure Patrick to declare the Special Dividend. Otherwise, the transactions contemplated by the Underwriting Agreement and described in Section 9.4 of the Bidder's Statement are unaffected by the Revised Offer.

After obtaining control of Patrick, Toll intends to discuss with the Virgin Group the underlying objectives of the Underwriting Agreement, and to review the alternatives for Patrick's controlling shareholding in Virgin Blue in order to maximise the value of Virgin Blue and that shareholding. Toll remains strongly committed to adding value to Virgin Blue through initiatives such as the proposed air freight alliance outlined in Section 9.4 of the Bidder's Statement.

If following the outcome of discussions with the Virgin Group and the review, the conditions of the Underwriting Agreement are incapable of being satisfied, Virgin Group will be entitled to terminate the Underwriting Agreement and claim liquidated damages in the amount of $12 million.

Until Toll completes this review and determines what, if any, actions to implement, Virgin Blue would remain a subsidiary of the Merged Group and accordingly the financial information in this Seventh Supplementary Bidder's Statement has been prepared on this basis.

8.5. FCL

On 13 October 2005, Patrick announced that it had agreed to form an "alliance" with FCL (**FCL Alliance**) and that Patrick Finance Pty Ltd would advance loans to FCL of up to $32.5 million for a term of 18 months to finance FCL's existing borrowings and provide funding for FCL's working capital requirements (**FCL Loan**). On page 40 of Patrick's Target's Statement, Patrick stated that the FCL Loan is interest-free for the first 12 months and that security for the FCL Loan includes first-ranking mortgages over real property and a charge over FCL. Further, page 135 of Patrick's Target's Statement states that Patrick had advanced $7.5 million to FCL. It is unclear whether the FCL Loan is inclusive or exclusive of this advance.

On 1 December 2005, Patrick announced that it had acquired the FCL Option to purchase FCL for the sum of $142 million of which up to $5 million will be subject to earnings performance tests, and adjusted for net asset movements since 30 June 2005. The exercise of the FCL Option is subject to ACCC approval. On 17 March 2006 the ACCC announced it would conduct market inquiries on undertakings that had been offered by Patrick to address competition concerns arising from Patrick's proposed acquisition of FCL. The ACCC requested that comments be provided on Patrick's proposed undertakings by 31 March 2006.

If Toll obtains control of the Patrick board and the conditions of its Offer are satisfied or waived, Toll intends as soon as practicable to procure Patrick to, in accordance with the ACCC Undertakings (see paragraph (l) of Section 8.3.1):

- terminate the FCL Alliance; and
- terminate (and in any event not to exercise) the FCL Option.

If Patrick exercises the FCL Option (which Toll considers would be in breach of the conditions of Toll's Offer) and Toll subsequently acquires control of Patrick, Toll has undertaken to the ACCC to cause Patrick to divest FCL (see paragraph (l) of Section 8.3.1 for further information). Based on its knowledge of FCL, Toll is concerned that the fair market value of FCL may be substantially below the purchase price that Patrick is willing to pay and, therefore, Patrick's acquisition of FCL would reduce Patrick's value. Accordingly, Toll has structured its Enhanced Offer so that Patrick Shareholders retain the majority of the financial exposure to a decision by Patrick directors to exercise the FCL Option or to otherwise agree to acquire FCL during the Offer Period. Toll will increase the Cash Consideration by an additional $0.10 per Patrick Share if Patrick has not exercised the FCL Option or otherwise agreed to acquire FCL as at the date the Offer becomes or is declared to be unconditional.

If Patrick confirms by way of an unqualified announcement to ASX that it will not exercise the FCL Option or otherwise agree to acquire FCL during the Offer Period, then Toll will bring forward its variation of the Offer (i.e. increase the Cash Consideration by the additional $0.10 per Patrick Share) to the second Business Day after the date of that announcement.

9. FINANCIAL PROFILES

9.1. Important Information

9.1.1. Source of Patrick and Virgin Blue Financial Information

Toll has not had access to information on Patrick and Virgin Blue other than that which is available in the public domain. Toll has not had access to the directors, management or staff of Patrick or Virgin Blue, or to any Patrick or Virgin Blue detailed budgets, work papers, accounting records or other documentation. Toll does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

9.1.2. Source of SembLog Financial Information

Toll has not had access to information on SembLog other than that which is available in the public domain and limited financial information made available during due diligence. Toll has had some access to the directors and management of SembLog as part of the due diligence process but has not had access to any SembLog detailed budgets, work papers, accounting records or other documentation. Toll does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

9.1.3. Presentation of Abbreviated Financial Information

The Merged Group financial information has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

9.2. Basis of Preparation of Merged Group Financial Information

9.2.1. Toll Standalone versus Merged Group

Toll or Toll standalone relates to Toll prior to the acquisition of SembLog and the Offer occurring. Merged Group relates to Toll after the acquisitions of SembLog and Patrick are completed. The financial impact of the SembLog acquisition on Toll (prior to the acquisition of Patrick) is set out in Section 9.3.

9.2.2. Source of Forecast Financial Information for Toll

The forecast financial information for Toll for the years ending 30 June 2006 and 2007 on a standalone basis represents the Toll Directors' best estimates.

The Toll standalone forecast income statement under AIFRS for the year ending 30 June 2006 is consistent with the Toll standalone forecast set out in Section 11.1.3 of the Bidder's Statement with the exception of adjustments for the following items:

- changes to the forecasts for Pacific National for the year ending 30 June 2006, considered necessary by Toll, based on the current performance and outlook of Pacific National (estimated decrease to NPAT of $23 million before non-recurring items). The underlying factors causing the decrease in forecast profitability of Pacific National for the year ending 30 June 2006 are considered by Toll to largely represent the impact of events outside the normal course of operations, such as strikes and flooding, which have impacted the intermodal division performance, and delays in the shipment of grain. The decrease in forecast profitability of Pacific National for the year ending 30 June 2006 would also impact Toll and Patrick equally on a standalone basis. This has resulted in a $11.5 million decrease in the underlying Toll forecast NPAT before non-recurring item for the year ending 30 June 2006;
- consistent with the Bidder's Statement, the forecasts for Pacific National included in this Seventh Supplementary Bidder's Statement assume the continuing operation of Pacific National's Tasmanian Intermodal Operations; and
- changes to the forecasts for Pacific National for the year ending 30 June 2006 in relation to legal and other one-off costs in connection with the Acacia Ridge terminal dispute (disclosed as a non-recurring item) (estimated decrease to NPAT after non-recurring items of $9 million). This has resulted in a $5 million decrease in the underlying Toll forecast NPAT after non-recurring items for the year ending 30 June 2006.

The key assumptions made by directors in preparing the Toll standalone forecast income statement under AIFRS for the year ending 30 June 2007 include:

(a) Overview of Toll Standalone Forecast

- forecast revenue of $4.3 billion represents a 5.5% increase on the forecast for the year ending 30 June 2006. Revenue growth is primarily driven by Toll Networks and Toll North. Underlying forecast revenue growth rates are conservatively based and generally consistent with organic growth rates achieved by Toll in the last five years;
- forecast EBIT (excluding the equity accounted share of associates' NPAT) of $345 million represents a 13% increase on the forecasts for the year ending 30 June 2006. EBIT margins are forecast to improve from 7.43% in the year ending 30 June 2006 to 7.95% for the year ending 30 June 2007. Forecast EBIT and EBIT margin growth is expected in all operating divisions. The individual key drivers of forecast divisional performance are set out below;
- at any point in time Toll has a range of new contracts it has tendered for. The forecast excludes the impact of any contracts which may be won or existing contracts which may be lost during the course of the year ending 30 June 2007;
- forecast profits from associates largely relate to Pacific National. For more details refer to the specific assumptions underlying the Pacific National forecast, which are set out at Section 9.2.3 below;
- Toll does not expect its forecast to be materially impacted by further increases in oil and fuel prices, as key businesses apply customer fuel surcharges. Toll's financial performance was not adversely impacted by oil prices in the year ended 30 June 2005 and has not been adversely impacted since that date;
- the standalone forecast is prepared on the assumption that Toll does not acquire any businesses;
- forecast net interest charges of $41 million include the Toll RPS dividend of $15.5 million. The balance of the interest charge of approximately $25 million is comparable to the year ending 30 June 2006 and is based on consistent average interest rates and net debt levels with the year ending 30 June 2006;
- the forecast income tax expense for Toll for the year ending 30 June 2006 is based on the applicable statutory rates, adjusted for the impact of the share of associates' earnings, tax losses within the Toll Group, other non-assessable items and the effect of the accounting classification of the Toll RPS dividend as an interest cost. Additionally, income tax expense for the year ending 30 June 2007 includes a charge for Toll NZ which has previously had a nil tax expense due to the existence of unrecognised tax losses;
- no major change in workers compensation charges;
- no major change in interest rates; and
- no major change in inflation, foreign exchange rates, gross domestic product (GDP) or labour costs.

(b) Divisional Trading Assumptions Underlying Toll's Standalone Forecast

(i) Toll Networks

- continuing benefits from capital investment in technology, fleet and facilities, increasing efficiency and returns, especially within Toll Priority and Toll IPEC;
- continued expansion of the Toll Priority offerings to customers including New Zealand;
- full year impact of new customer contracts won in the year ending 30 June 2006;
- continuing strength in the resources industry;
- retail conditions continuing to be similar to the year ending 30 June 2006; and
- continued focus on cost management.

(ii) Toll Logistics

- improved results from start up contracts commenced during the year ending 30 June 2006 with the costs associated with initial set up not expected to recur;
- one off redundancy of $2.4 million in Ports business in the year ending 30 June 2006 will not be incurred, thereby improving results;
- continuing improvement from Toll Personnel as the number of sites covered by its labour force expands throughout the Toll Group; and
- impact of renegotiated prices/terms on poor performing contracts compared to the year ending 30 June 2006.

(iii) Toll North

- full year contribution from Korn Transport – a mining services logistics supplier, which was acquired in October 2005;
- continued strength in the resources industry; and
- continuing benefits from capital investment in technology, fleet and facilities, increasing efficiency and returns.

(iv) Toll NZ

- continuing improvements from larger Interislander vessel with improved capacity. Initial set up costs regarding rebranding etc, not to recur;
- no major change in track access charges;
- reflects expectation of a general slowdown in the New Zealand economy based on trends discerned up to 31 December 2005;
- continuing benefits from track improvement program by New Zealand government to improve efficiency of Toll NZ Rail operations; and
- ongoing benefits from investment in technology and rolling stock.

9.2.3. Source of Forecast Financial Information for Pacific National

The forecast financial information for Pacific National for the years ending 30 June 2006 and 2007 on a standalone basis represents the Toll Directors' best estimates.

The Pacific National forecasts for the year ending 30 June 2006 have been revised to reflect the latest performance and outlook of Pacific National and include the impact of the changes referred to in Section 9.2.2 above.

The forecast results of Pacific National will be equity accounted as a 50% joint venture interest in both Toll standalone and the Merged Group. Toll's Directors' estimate the NPAT of Pacific National for the year ending 30 June 2007 will be $112 million, representing a $23 million increase on the forecast NPAT for the year ending 30 June 2006. The key assumptions relating to the performance of Pacific National made by Toll's Directors in preparing the Toll standalone forecast income statement under AIFRS for the year ending 30 June 2007 include:

- forecast revenue of $1.6 billion represents a 3.9% increase on the forecast revenue of Pacific National for the year ending 30 June 2006; and
- forecast EBIT of $211 million represents a 23% increase on forecast EBIT for the year ending 30 June 2006 and an EBIT margin improvement from 11.4% to 13.5%. Key drivers of the forecast EBIT and margin improvement of Pacific National are:
  - non-recurrence of one-off events, such as flooding, strikes and fires which have adversely impacted Intermodal division results in the year ending 30 June 2006;
  - potential increased operating costs at Acacia Ridge following the loss of the Acacia Ridge legal dispute;
  - improved export grain shipments compared to the year ending 30 June 2006. Despite a strong harvest in the year ending 30 June 2006, export shipments have been delayed due to third party logistical issues;
  - Pacific National continues its Tasmanian Intermodal Operations;

- increase in interest costs of $2 million resulting from an increase in underlying borrowings during the year ending 30 June 2006;
- effective tax rate of 30%; and
- one-off costs relating to the Acacia Ridge dispute are fully provided for as non-recurring items in the forecast for the year ending 30 June 2006.

9.2.4. Source of Forecast Financial Information for SembLog

The financial year end adopted by Toll is 30 June compared to 31 December adopted by SembLog.

The forecast statements of financial performance of SembLog under AIFRS for the years ending 30 June 2006 and 2007 represent the Toll Directors' best estimates based on publicly available financial information including independent broker forecasts. The principal difference identified by Toll's Directors between SembLog's accounting policies under Singapore Financial Reporting Standards and AIFRS relates to the method of accounting for SembLog's interests in joint ventures. Under AIFRS, the equity method is required while SembLog has applied the proportionate consolidation method permitted under Singapore Financial Reporting Standards. This adjustment impacts the presentation of the income statement but does not impact reported NPAT. In determining the impact of this difference, it has been assumed that the joint venture result for the 12 months ended 31 December 2005 is consistent with the forecast result for the years ending 30 June 2006 and 30 June 2007.

9.2.5. Source of Forecast Financial Information for Patrick

The forecast statements of financial performance of Patrick for the years ending 30 June 2006 and 2007 have been prepared based on the forecasts included in the Target's Statement issued on 18 October 2005.

The financial year end adopted by Toll is 30 June compared to 30 September adopted for Patrick and Virgin Blue. Patrick's forecast earnings for the year ending 30 June 2006 have been estimated by adding three quarters of the Target's Statement forecasts for the year ending 30 September 2006 and one quarter of the Target's Statement forecasts for the year ending 30 September 2005. The forecast earnings for the year ending 30 June 2007 have been estimated by adding three quarters of the Target's Statement forecasts for the year ending 30 September 2007 and one quarter of the Target's Statement forecasts for the year ending 30 September 2006.

The Target's Statement forecasts for Patrick include a forecast of the equity accounted profits from Pacific National during that period. The equity accounted profits of Pacific National within the Patrick forecasts have been adjusted to equate to 50% of the Toll Directors' forecast NPAT of Pacific National for the years ending 30 June 2006 and 2007.

9.2.6. Pro Forma Acquisition Date of 1 July 2006

The pro forma forecast financial information for the year ending 30 June 2007 presented in this Section assumes that the acquisitions of both SembLog and Patrick are completed effective 1 July 2006.

The pro forma balance sheet of the Merged Group has been prepared based on the combination of Toll's unaudited balance sheet at 31 December 2005, Patrick's audited balance sheet at 30 September 2005 and SembLog's unaudited balance sheet at 31 December 2005 after making the pro forma adjustments described in Section 9.7. Assumptions have been made, as set out in Section 9.8, regarding necessary consolidation adjustments to include Patrick and SembLog within the Merged Group.

Toll's Directors anticipate that both the SembLog and Patrick acquisitions could be completed by 30 April 2006. Accordingly, in Section 9.6, Toll has presented the forecast statutory reported NPAT for the Merged Group for the year ending 30 June 2006 on that basis.

9.2.7. Merger Synergies and Restructure Costs

Included within the Merged Group forecast financial information is an estimate of the synergies and one-off restructure and exit costs that are expected to accrue on the combination of Toll, Patrick and SembLog, after taking into account the impact of the divestments required pursuant to the ACCC Undertakings.

The estimated impact of the synergies and restructuring and exit costs is based on Toll's industry knowledge and information on Patrick that is available in the public domain.

Any final decisions and estimates on these matters will only be reached in light of all the material facts and information once Toll has had an opportunity to conduct a detailed review of Patrick's operations and any relevant internal information.

Toll currently estimates that full year gross synergies of approximately $61 million pre-tax (including 50% of the pre-tax synergies estimated to be available in Pacific National) ($43 million after tax) could be achieved within three years of Toll's acquisition of Patrick.

Toll currently estimates one-off restructuring costs of $23 million pre-tax (including 50% of costs relating to Pacific National) ($16 million after tax) will be incurred in order to achieve these estimated gross annual synergies.

Gross synergy benefits are expected to be generated in the following areas:

- operational cost savings (including technology systems);
- administration cost savings; and
- additional EBIT from revenue growth.

The Merged Group pro forma forecast income statement for the year ending 30 June 2007 incorporates the expected full year synergy benefits that are expected to be realised within three years of Toll's acquisitions of Patrick and SembLog, and one-off restructuring and exit costs that will be incurred to enable those ongoing benefits to be realised (disclosed as non-recurring items). This will differ from the actual synergies and restructuring and exit costs that are expected to be incurred in the year ending 30 June 2007 due to the time required to realise the full level of anticipated synergies. The pro forma forecast NPAT for the Merged Group for the year ending 30 June 2007 has been reconciled to forecast reported NPAT for that period in Section 9.5.

Due to the limited public information available on Patrick and SembLog, there is some uncertainty associated with the forecast financial information and actual synergies and restructure costs may differ from those estimated. To reflect this level of uncertainty, a sensitivity analysis has been included in Section 9.9.4 to illustrate the impact on NPAT and EPS of the Merged Group if EBITDA exceeds or is below the pro forma forecast.

9.3. Pro Forma Forecast Income Statement

Set out below is the pro forma forecast income statement for the year ending 30 June 2007 for the Merged Group assuming Toll acquires either 100% (on a fully diluted basis) or 50.1% (on an undiluted basis) of Patrick.

Pro Forma Forecast Income Statement – 2007 Merged Group ($ millions)

Forecast Year Ending 30 June 2007	Toll	SembLog	Toll plus SembLog	Patrick	Merged Group (100% scenario)	Merged Group (50.1% scenario)
Revenue from operating activities	4,338	515	4,853	3,667	8,397	8,397
EBITDA	495	75	570	679	1,260	1,245
Depreciation	(150)	(22)	(172)	(203)	(364)	(364)
EBIT	345	53	398	476	896	881
Net interest expense	(25)	1	(82)	(93)	(165)	(126)
Toll RPS dividend	(16)	-	(16)	-	(16)	(16)
Total net interest costs	(41)	1	(98)	(93)	(181)	(142)
PBT and before share of associates' NPAT	304	54	300	383	715	739
Income tax expense	(93)	(11)	(87)	(127)	(218)	(231)
Share of associates' NPAT	56	20	76	60	91	91
NPAT	267	63	289	316	588	599
Minority Interest	(8)	(9)	(17)	(52)	(68)	(212)
NPAT attributable to members (before non-recurring items)	259	54	272	264	520	387
Non-recurring items	-	-	-	-	298	128
Minority interest (in non-recurring items)	-	-	-	-	-	(28)
NPAT attributable to members (after non-recurring items)	259	54	272	264	818	487
Diluted EPS[1]			80.4		81.4	82.7

Notes:
(1) Diluted EPS is calculated based on NPAT attributable to members (before non-recurring items).

9.4. Key Assumptions Underlying the Pro Forma Merged Group Forecast Income Statement

The key assumptions applied in compiling the Merged Group pro forma income statement are:

9.4.1. 100% ownership scenario

- pro forma acquisition date of both SembLog and Patrick is 1 July 2006;
- the ACCC Undertakings (refer Section 8.3.1) are implemented effective 1 July 2006. Toll has estimated the proceeds of the businesses that will be divested in accordance with the ACCC Undertakings to be in the region of $1.5 billion and has estimated the post-tax profit on those divestments to be in the region of $325 million. For the purpose of presenting the pro forma income statement of the Merged Group, the proceeds from the divestments are assumed to be utilised immediately to repay part of the bridging debt used to effect the acquisition of Patrick. The estimated after tax profit on sale is recorded as a non-recurring item. Given the limitations of publicly available information on Patrick, there is a degree of uncertainty around these estimates;
- the ACCC Undertakings as set out in Section 8.3.1 include increasing the availability of track and terminal access, the provision of 12 of Pacific National's locomotives for lease by a third party on the east-west route and the provision of services to a new operator on the east-west route. Toll is of the view that the ACCC Undertakings will not have a material direct financial impact on Pacific National in the year ending 30 June 2007. Any financial impact of these undertakings will be driven by the actions of competitors and Toll is not in a position to predict what these actions may be, their timing or their financial impact. In the event that competitors' actions result in a negative impact on Pacific National's revenue, Toll anticipates that there would be opportunities to reduce the Pacific National's cost structure to offset the financial impact of these actions;
- goodwill on acquisition is not amortised;
- for the purpose of calculating goodwill on the acquisition of Patrick and SembLog, Toll's Directors will need to estimate the fair value of the assets acquired and the contingent liabilities assumed, including the allocation of the purchase consideration over the net tangible assets and the various intangible assets that will be acquired. When that exercise is completed, adjustments may need to be made to the pro forma balance sheet and other intangible assets may need to be recognised. Those intangible assets may need to be amortised over the period of their economic benefit to the Merged Group and such amortisation charges would reduce future reported earnings and EPS. Due to the limited public information available on Patrick, it is not possible for Toll to identify any such intangible assets and consequent amortisation charges at this stage;
- SembLog is consolidated as a 100% owned entity of Toll;
- Singapore Dollar based revenues and costs are converted at a rate of 1.2 Singapore Dollars to 1 Australian Dollar;
- Virgin Blue is consolidated;
- the retained 50% stake in Pacific National is equity accounted;
- interest rates on debt finance used to acquire Patrick is 6.5%. The effective interest rate on finance used to acquire SembLog is 5.1%;
- the incremental effective tax rate of the Merged Group is 30%; and
- full year pre-tax synergy benefits of $61 million (including 50% of benefits expected in Pacific National) are realised.

Non-Recurring Items

One off items included in the forecast pro forma income statement include:

- non-recurring restructuring costs of $23 million ($16 million post tax) (including 50% share of costs relating to Pacific National) that are expected to be incurred to provide the forecast synergy benefits;
- debt arrangement fees of $15 million ($10 million post tax) incurred on bridging finance associated with the acquisitions of Patrick and SembLog are written off on refinancing the bridging debt (one off financing costs); and
- the estimated after tax profits on the sale of divestments.

9.4.2. 50.1% ownership scenario

The 50.1% ownership scenario has been prepared on a consistent basis with the 100% ownership scenario described above, with the exception of the following adjustments:

- reduction in the estimated post-tax profit on divestments required pursuant to the ACCC Undertakings to approximately $145 million;
- reduction in interest costs of $66 million due to the lower total cash consideration for only 50.1% of Patrick shares, offset by the additional costs of the CRANES, which are assumed not to have been converted or redeemed under a 50.1% undiluted ownership scenario;
- a reduction in the estimated level of gross synergies of $14 million and a reduction in the associated gross one-off restructuring and exit costs of $6 million;
- accounting for the minority interest in Patrick pro forma results; and
- as part of the ACCC Undertakings, Toll has agreed to indemnify Patrick for any reduction in the value of Patrick or Pacific National that arises as a result of these undertakings. Toll is of the view that there will be no material financial impact from providing this indemnity because Toll expects to divest of any relevant assets at fair market value and other undertakings are not expected to have a material adverse impact on the forecasts for the year ending 30 June 2007.

9.5. Comparison of the Pro Forma NPAT and the Forecast NPAT for the year ending 30 June 2007

The following table compares the pro forma forecast NPAT to the statutory reported forecast NPAT of the Merged Group for the year ending 30 June 2007.

Reconciliation of Forecast Merged Group NPAT Before Non-Recurring Items

Forecast Year Ending 30 June 2007	100% ownership scenario		50.1% ownership scenario	
	$ million	Diluted EPS (cents)	$ million	Diluted EPS (cents)
Pro forma forecast NPAT before non-recurring items	520	81.4	387	82.7
Synergy Benefits (post tax)	(19)		(11)	
Forecast reported NPAT before non-recurring items	**501**	**78.5**	**376**	**80.5**

Significant reconciling differences between the pro forma forecast and the statutory forecast comprise:

- full year synergy benefits (which are expected to be realised within three years of Toll's acquisition of Patrick) are included in the pro forma income statement compared with only the portion expected to be realised within the year ending 30 June 2007 in the statutory forecast. It is assumed that the total non-recurring restructuring and exit costs are incurred in the first 12 months post-acquisition and are included in both scenarios (disclosed within non-recurring items); and
- the ACCC Undertakings require the divestment of certain businesses. In preparing the pro forecast NPAT for the year ending 30 June 2007, it has been assumed that these divestments are completed effective 1 July 2006. However the timing of these divestments is uncertain and as such any variance from this timetable will result in additional differences between the pro forma and statutory forecast. Such differences have not been quantified due to the uncertainty in timing.

9.6. Forecast NPAT for the year ending 30 June 2006

Toll's Directors anticipate that both the SembLog and Patrick acquisitions could be completed by 30 April 2006. Accordingly, presented below is the forecast statutory reported NPAT for the Merged Group for the year ending 30 June 2006 in this scenario.

The forecast reported NPAT for the Merged Group for the year ending 30 June 2006 has been determined based on the Toll standalone forecast for the year ending 30 June 2006 plus the estimates for SembLog and Patrick for the two months ending 30 June 2006. These estimates have been based on one-sixth of the full year forecasts. Adjustments have been made to consolidate the forecasts for Pacific National for the two months ending 30 June 2006 as it is not expected that the divestment required pursuant to the ACCC Undertakings will be implemented between 1 May 2006 and 30 June 2006. Additionally adjustments have been made for the forecast funding costs expected to arise between 1 May 2006 and 30 June 2006 pursuant to completion of the acquisitions of SembLog and Patrick.

No synergies or related non-recurring costs have been included in the forecast statutory reported income statement for the year ending 30 June 2006.

The forecast reported NPAT for the year ending 30 June 2006 is set out in the table below:

Forecast Merged Group NPAT Before Non-Recurring Items Before Non-Recurring Items

Forecast Year Ending 30 June 2006	100% ownership scenario		50.1% ownership scenario	
	$ million	Diluted EPS (cents)	$ millions	Diluted EPS (cents)
Toll Standalone NPAT (before non-recurring items)	240	71.6	240	71.6
NPAT Impact of two months trading:				
SembLog	2		2	
Patrick	34		17	
Interest costs (post tax)	(12)		(5)	
Forecast reported NPAT before non-recurring items	**264**	**68.9**	**254**	**71.4**

9.7. Pro Forma Balance Sheet

Set out below is the pro forma balance sheet of the Merged Group as at 1 July 2006.

Pro Forma Forecast Balance Sheet – Merged Group ($ millions)

	Toll pro forma 31 Dec 05	SembLog pro forma 31 Dec 05	Toll post SembLog pro forma 31 Dec 05	Patrick pro forma 30 Sep 05	Merged Group (100% scenario) 1 July 06	Merged Group (50.1% scenario) 1 July 06
Current assets						
Cash	102	282	144	-	42	42
Receivables	501	110	611	306	917	917
Other financial assets	-	-	-	568	568	568
Inventories	14	16	30	12	42	42
Assets held for sale	15	-	15	-	15	15
Other	52	-	52	32	84	84
Total current assets	684	408	852	918	1,668	1,668
Non-current assets						
Receivables	53	47	100	61	160	160
Equity investments in associates	463	120	583	516	1,045	1,045
Other financial assets	221	16	237	4	66	66
Property, plant and equipment	1,031	70	1,059	2,065	3,004	3,004
Deferred tax assets	19	3	22	57	79	79
Intangibles	195	6	925	861	4,983	3,279
Other	10	-	10	20	31	31
Total non-current assets	1,992	262	2,936	3,584	9,368	7,664
Total assets	2,676	670	3,788	4,502	11,036	9,332
Current liabilities						
Payables	442	105	553	584	1,206	1,196
Interest bearing liabilities	245	40	285	114	112	114
Current tax liabilities	41	11	52	1	63	67
Provisions	174	3	177	38	215	215
Other	7	-	7	-	7	7
Total current liabilities	909	159	1,074	737	1,603	1,599
Non current liabilities						
Interest bearing liabilities[1]	539	15	1,446	1,852	3,160	2,657
Deferred tax liabilities	27	-	27	125	265	445
Provisions	76	4	80	44	124	124
Other	15	3	18	-	18	18
Total non-current liabilities	657	22	1,571	2,021	3,567	3,244
Total liabilities	1,566	181	2,645	2,758	5,170	4,843
Net assets	1,110	489	1,143	1,744	5,866	4,489
Equity						
Contributed equity	592	332	592	1,389	4,790	2,405
Treasury shares	(10)	-	(10)	-	(10)	(10)
Reserves	51	5	51	20	51	51
Retained earnings	435	119	435	132	756	547
Total equity attributable to equity holders of the parent	1,068	456	1,068	1,541	5,587	2,993
Minority interest	42	33	75	203	279	1,496
Total equity	1,110	489	1,143	1,744	5,866	4,489
Gearing Ratio						
Net debt to equity (%)					55.0%	60.8%
Net debt to net debt + equity (%)					35.5%	37.8%
Interest cover ratio						
EBITDA to interest (times)					7.0	8.8
EBIT to interest (times)					5.0	6.2

Notes:

(1) The Cash Consideration will initially be financed through a short term bridging debt facility. Toll's intention is to refinance the bridging debt facility with new long term debt facilities following completion of the acquisition. In presenting the pro forma

balance sheet, these debt facilities have been classified as non-current interest bearing liabilities reflecting the expected ongoing debt facility arrangements of the Merged Group.

The pro forma balance sheet of the Merged Group has been presented based on the combination of:

- Toll's unaudited balance sheet at 31 December 2005 as presented in Toll's Interim Financial Report for the half year ended 31 December 2005 after making a pro forma adjustment for the following item:
  - the interim dividend of $0.14 per share declared by Toll on 21 February 2006, including the assumed reinvestment of 25% of the total dividend paid under Toll's dividend reinvestment plan;
- Patrick's audited balance sheet as at 30 September 2005 as presented in Patrick's Annual Report 2005 after making pro forma adjustments for the following items:
  - the final dividend of $0.25 per share declared by Virgin Blue on 16 November 2005;
  - the final dividend of $0.32 per share declared by Patrick on 17 November 2005;
  - the exercise of 3.2 million Patrick Senior Executive Options for consideration of $15.4 million on 25 November 2005, 5.2 million Patrick Senior Executive Options for consideration of $23.5 million on 13 December 2005 and a further 1.4 million Patrick Senior Executive Options for consideration of $6.9 million on 20 March 2006. It has been assumed that Patrick has provided loans to option holders to facilitate the exercising of the above options;
  - the loan of $32.5 million to FCL (see Section 8.5 for further information) is assumed to not have been repaid in the pro forma income statement and balance sheet;
  - the option fees paid to FCL up to the date of this Seventh Supplementary Bidder's Statement of $2.5 million, which Toll expects Patrick will have capitalised. For the purpose of modelling the pro forma income statement and balance sheet, it has been assumed that there are no further option fees payable and no costs of exiting the option and alliance arrangements with FCL; and
  - the CRANES distribution of $2.90 per CRANE declared by Patrick on 28 December 2005; and
- SembLog's unaudited balance sheet as at 31 December 2005 prepared in accordance with Singapore Financial Reporting Standards as presented in SembLog's Full Year Financial Statement and Dividend Announcement for the year ended 31 December 2005 after making pro forma adjustments for the following items:
  - the assumed exercise of SembLog Executive Share Options as part of Toll's takeover offer for all of the outstanding shares in SembLog; and
  - the method of accounting for SembLog's interests in joint ventures has been adjusted from proportionate consolidation to the equity method as proportionate consolidation is not permitted under AIFRS.

9.8. Key Assumptions used to Compile the Pro Forma Balance Sheet

The following key assumptions have been applied in compiling the pro forma balance sheet:

9.8.1. Cost of Investment

(a) 100% ownership of Patrick scenario

Acquisition of Patrick

- Toll acquires 100% of Patrick's Shares which it does not already own, for the following cost of investment:
  - 0.4 Toll Shares per Patrick Share, equating to $4.2 billion based on a Toll Share price of $14.05;
  - $2.20 in cash per Patrick Share, equating to $1.6 billion; and
  - Estimated transaction costs of $57 million; and
- pro forma goodwill on the acquisition of Patrick by Toll is calculated to be $3.0 billion.

Acquisition of SembLog

- Toll acquires 100% of SembLog for S$1.80 per share on a fully diluted basis;
- Singapore dollar based assets and liabilities are converted at a rate of 1.2 Singapore dollars to 1 Australian dollar;
- estimated transaction costs of $5 million; and
- pro forma goodwill on the acquisition of SembLog by Toll is calculated to be $0.7 billion.

(b) 50.1% ownership of Patrick scenario

- 0.4 Toll Shares per Patrick Share, equating to $1.8 billion based on a Toll Share price of $14.05;
- $2.00 in cash per Patrick Share, equating to $645 million;
- estimated transaction costs of $47 million;
- pro forma goodwill on the acquisition of Patrick by Toll is calculated to be $1.3 billion; and
- no change in the accounting for the SembLog acquisition between the 100% and 50.1% Patrick ownership scenarios.

9.8.2. Fair Value of Net Assets Acquired

- In both the 100% and 50.1% ownership scenarios, the pro forma Merged Group balance sheet has been compiled assuming the book value of SembLog's and Patrick's assets and liabilities (including contingent liabilities) equals fair value, with the exception of the carrying values of Patrick's investment in Pacific National and the Patrick businesses that will be divested in accordance with the ACCC Undertakings. The limitations of these assumptions are set out in Section 11.4.2(f) of the Bidder's Statement.
- Any fair value adjustments will have an equal and opposite adjustment to goodwill on consolidation. As noted in Section 9.4.1 above, the completion of the allocation of the purchase consideration over the net tangible assets and the various intangible assets to be acquired may result in the identification of additional identifiable intangible assets which may need to be amortised over the period of their economic benefit to the Merged Group.

9.8.3. Patrick Senior Executive Options and CRANES

(a) 100% ownership of Patrick scenario

- The assumptions applied in respect of the Patrick Senior Executive Options and CRANES are consistent with those set out in Section 11.4.13 of the Bidder's Statement, after updating for the current level of outstanding options and the conversion ratio on the CRANES.

(b) 50.1% ownership of Patrick scenario

- The Patrick Senior Executive Options are not exercised and the CRANES are not converted or redeemed. CRANES financing costs are included in the pro forma Merged Group income statement under the 50.1% undiluted ownership scenario.

9.9. Sensitivity Analysis on the Pro Forma Merged Group Forecasts for the year ending 30 June 2007

The following sensitivity analysis is presented on the Merged Group financial information.

9.9.1. Sensitivity 1 – Ownership of SembLog is between 60% and 90%

The pro forma forecast financial information of the Merged Group assumes that Toll acquires 100% ownership of SembLog.

In the event that Toll does not achieve 100% ownership of SembLog, the table below illustrates the expected impact on NPAT, EPS and gearing of an ownership interest in SembLog of between 60% and 90%.

Sensitivity 1: Ownership of SembLog is between 60% and 90%

	Revised pro forma NPAT for the year ending 30 June 2007 ($ million)		Revised pro forma diluted EPS for the year ending 30 June 2007 (cents)	
Percentage ownership	100% scenario	50.1% scenario	100% scenario	50.1% scenario
100% (per pro forma income statement)	520	387	81.4	82.7
75%	512	380	80.1	81.1
60%	511	379	80.0	80.9

9.9.2. Sensitivity 2 – 62.4% Stake in Virgin Blue is not retained

The pro forma forecast financial information of the Merged Group assumes that Patrick's 62.4% controlling interest in Virgin Blue is retained by the Merged Group.

If one of the outcomes of the review referred to in Section 8.4 results in the Merged Group reducing its shareholding in Virgin Blue, there will be an impact on the financial forecasts in this Section.

The table below illustrates the expected impact on NPAT and EPS of a retained stake in Virgin Blue below 62.4%.

Sensitivity 2: Reduction of Virgin Blue interest

	Revised pro forma NPAT for the year ending 30 June 2007 ($ million)		Revised pro forma diluted EPS for the year ending 30 June 2007 (cents)	
Percentage ownership	100% scenario	50.1% scenario	100% scenario	50.1% scenario
62.4% (per pro forma income statement)	520	387	81.4	82.7
50.0%	515	385	80.6	82.2
20.0%	500	377	78.3	80.7
10.0%	482	368	75.5	78.7

9.9.3. Sensitivity 3 – CRANES are Redeemed, Options are Acquired for Cash

The pro forma forecast financial information of the Merged Group assumes the following:

- 100% ownership scenario: CRANES are converted to Patrick Shares and options are exercised for Patrick Shares on Toll gaining control of Patrick;
- 50.1% ownership scenario: Toll obtains 50.1% control on an undiluted basis (i.e. this scenario assumes CRANES are not converted to Patrick Shares and options are not exercised for Patrick Shares).

Toll has not yet formed an intention as to whether it will cause Patrick to redeem or convert the CRANES or whether it will make an offer to Patrick Senior Executive Optionholders to acquire their Patrick Senior Executive Options. The ultimate treatment of the CRANES and Senior Executive Options will have an impact on EPS levels of the Merged Group.

The table below illustrates the expected impact on NPAT and EPS assuming different levels of CRANES and Options are converted to Patrick Shares and acquired by Toll under the Offer. In calculating the expected impacts illustrated below, it is assumed that those CRANES and Options which are not converted to Patrick Shares are acquired separately by Toll for cash consideration.

Sensitivity 3: Redemption of CRANES and Acquisition of Options

	Revised pro forma NPAT for the year ending 30 June 2007 ($ million)		Revised pro forma diluted EPS for the year ending 30 June 2007 (cents)	
Percentage ownership	**100% scenario**	**50.1% scenario**	**100% scenario**	**50.1% scenario**
Percentage of CRANES redeemed				
0%	520	387	81.4	82.7
100%	507	380	82.0	81.3
Percentage of options acquired				
0%	520	387	81.4	82.7
100%	514	384	81.5	82.1
Percentage of CRANES redeemed and options acquired				
0%	520	387	81.4	82.7
100%	501	378	82.0	80.8

9.9.4.

9.9.5. Sensitivity 4 – Forecast Sensitivity

The basis and rationale for this sensitivity is consistent with Sensitivity 3 set out in Section 11.4.14 of the Bidder's Statement except for the following items:

- Sensitivity 3 included in the Bidder's Statement modelled the particular risk in relation to the grain harvest and its potential impact on the results of Pacific National. For the purpose of Sensitivity 4 in this Seventh Supplementary Bidder's Statement, the forecast risk in relation to Pacific National has been calculated against the total business of Pacific National, as opposed to only the grain harvest.
- In this Seventh Supplementary Bidder's Statement, a sensitivity has been added to illustrate the impact on the pro forma Merged Group of a 1% increase or decrease in interest rates for the pro forma year ending 30 June 2007

Sensitivity 4: Forecast Sensitivity

	Revised pro forma NPAT of the Merged Group ($ million)		Revised pro forma diluted EPS of the Merged Group (cents)		Impact on standalone entities	
Forecast year ending 30 June 2007	**100% scenario**	**50.1% scenario**	**100% scenario**	**50.1% scenario**	**Toll standalone**	**Patrick standalone**
Pro forma income statement	520	387	81.4	82.7		
Synergy quantum sensitivity						
Pre-tax synergy $10 million above forecast	528	393	82.4	83.8	N	N
Pre-tax synergy $10 million below forecast	513	382	80.2	81.6	N	N
Pacific National EBITDA sensitivity						
Pacific National EBITDA 5% above forecast	526	391	82.2	83.4	Y	Y
Pacific National EBITDA 5% below forecast	514	384	80.4	82.1	Y	Y
SembLog EBITDA sensitivity						
SembLog EBITDA 5% above forecast	523	390	81.7	83.3	Y	N
SembLog EBITDA 5% below forecast	517	385	80.9	82.1	Y	N
Toll EBITDA sensitivity						
Toll standalone EBITDA 5% above forecast	539	406	84.1	86.5	Y	N
Toll standalone EBITDA 5% below forecast	502	369	78.5	78.9	Y	N
Patrick EBITDA sensitivity						
Patrick EBITDA 5% above forecast	545	400	85.1	85.2	N	Y
Patrick EBITDA 5% below forecast	495	375	77.5	80.2	N	Y
Interest rate on borrowings sensitivity						
Interest rate 1% below forecast	538	401	84.0	85.4	Y	Y
Interest rate 1% above forecast	503	374	78.7	80.0	Y	Y

10. FUNDING ARRANGEMENTS

10.1. Toll Share Consideration

Based on the number of Patrick Shares on issue at 17 March 2006, the maximum number of Toll Shares which would be required to be issued under the Enhanced Offer[22] if every Patrick Shareholder accepted the Enhanced Offer is approximately 269.4 million Toll Shares.

In addition, if the holders of all Patrick Senior Executive Options exercise those options and accept the Enhanced Offer in respect of the Patrick Shares issued to them, then approximately an additional 8.9 million Toll Shares would be issued. Further, if the holders of all CRANES convert those CRANES and accept the Enhanced Offer in respect of the Patrick Shares issued to them, then approximately an additional 20.4 million Toll Shares would be issued based on an Offer value of $7.82, calculated using the price of the closing price of Toll Shares on ASX on 17 March 2006 of $14.05. This could be higher or lower based on the price of the Toll Shares at a future date.

Accordingly, the maximum number of Toll Shares which may be required to be issued under the Enhanced Offer is approximately 298.8 million.

10.2. Cash Consideration

Based on the number of Patrick Shares on issue as at 17 March 2006, the maximum amount of cash that would be payable by Toll under the Enhanced Offer if acceptances were received for all Patrick Shares is approximately $1,481.5 million.

In addition, if the holders of all Patrick Senior Executive Options exercise those options and accept the Enhanced Offer in respect of the Patrick Shares issued to them, an additional amount of approximately $49.2 million will be payable by Toll under the Offer. Further, if the holders of all CRANES convert those CRANES and accept the Enhanced Offer in respect of the Patrick Shares issued to them, an additional amount of approximately $112.5 million will be payable by Toll under the Offer based on an Enhanced Offer value of $7.82, calculated using the closing price of Toll Shares on 17 March 2006 of $14.05). This could be higher or lower based on the price of the Toll Shares at a future date.

Accordingly, the maximum cash amount which may be required to settle acceptances under the Enhanced Offer is approximately $1,643.2 million.

10.3. Sources of Cash Consideration

10.3.1. Overview of funding arrangements

In Section 12 of the Bidder's Statement, Toll set out an overview of the loan facility (**Facility**) and the formal agreement (**Facility Agreement**) which Toll has entered into with Citibank, N.A., Sydney Branch and Australia and New Zealand Banking Group Limited (together, the **Banks**).

Toll has agreed with the Banks to cancel the Facility and has obtained a commitment from the Banks and Westpac Banking Corporation (**Westpac**) to provide a new loan facility to Toll (**New Facility**) pursuant to a new formal agreement (**New Facility Agreement**).

Each Bank (including Westpac) has agreed to provide an equal amount of the New Facility.

Each of the Banks (including Westpac) has obtained all of the internal approvals necessary to provide the New Facility.

[22] In this Section 10, a reference to the Enhanced Offer assumes that both the 90% Condition and the FCL Condition are satisfied. See Section 1.2 for further information.

10.3.2. Particulars of the Facility

The New Facility will be on substantially the same terms and conditions as the original Facility provided under the Facility Agreement, save that:

(a) Amount

The amount of the New Facility has increased to an amount sufficient to fund the maximum Cash Consideration as set out in Section 10.2.

(b) Availability

The New Facility will be available:

- subject to the satisfaction of financing conditions (which are substantially the same as those set out in clause 1 of Annexure F of the Bidder's Statement) (**Financing Conditions**); and
- provided that any funding commitments which have been set aside for financing the Cash Consideration (as set out in Section 10.2) which are unused (if any) will automatically be cancelled when all Patrick Shareholder acceptances are financed or the Offer lapses or is cancelled,

until a date 12 months from the date of signing of the New Facility Agreement.

(c) Financing Conditions

The ability to drawdown under the New Facility is subject to substantially the same Financing Conditions being and remaining satisfied, save that the New Facility will be available for drawing if Toll and its associates have relevant interests in at least 50.1% (by number) of the Patrick Shares and the Offer is otherwise unconditional.

Toll is not aware of any reason why the Financing Conditions will not be satisfied in time to allow the proceeds to be able to be drawn down by Toll to pay the Cash Consideration under the Offers as and when required under the Offer.

(d) Mandatory prepayment events

The New Facility is subject to the same mandatory prepayment requirements as those set out in Section 12.5 of the Bidder's Statement. However, Toll is not obliged to apply the net proceeds of any asset disposals by or new financing or capital raising in respect of its interest in SembLog towards repayment of drawings under the New Facility.

(e) Events of Default

In addition to the events of default set out in Annexure F of the Bidder's Statement, the New Facility is subject to a new event of default in the event that the asset dispositions required by the ACCC, in accordance with the ACCC Undertakings, do not take place within 6 months of first drawdown under the New Facility.

11. RISK FACTORS

11.1. Introduction

Section 13 of the Bidder's Statement sets out risks factors that affect the general economy and the stock market, and specific risk factors that may affect the Merged Group and the Offer. You should read that Section in full. This Section sets out further risk factors that may affect the Merged Group and the Offer. These further risks do not replace those risk factors set out in Section 13 and should be read in conjunction with those risks set out in that Section.

11.2. Specific Risk Factors that Affect the Merged Group

11.2.1. SembLog - Increased Exposure to Asia

On 20 March 2006 Toll (through Toll Asia) made a takeover bid for SembLog, and SembCorp accepted the takeover bid for its entire stake in SembLog. The takeover bid is now unconditional. SembLog provides supply chain management and offshore logistics in more than 15 countries including - Singapore, China, Thailand, Malaysia, India, Japan, Taiwan, Korea, Indonesia, Vietnam, Australia, Philippines, Sri Lanka, UK and US. Accordingly, if the acquisition succeeds, the Merged Group's exposure to Asia will be increased.

The Merged Group will face risks associated with operating in Asia. These may include unexpected changes in the fiscal or regulatory requirements, tariffs, customs, duties and other trade barriers. The Merged Group may risk nullification, modification or renegotiation of, or difficulties or delays in enforcing contracts with clients or joint venture partners, which are subject to local law. There may also be fluctuations in currency exchange rates, foreign exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions and delays from customers, brokers or government agencies. Further, some countries may be exposed to greater political and social instability than occurs in Australia.

11.2.2. SembLog - Integration Risk

Integrating SembLog may produce some risks, including difficulties in integrating management and information systems in an efficient and timely manner, and the possible loss of knowledge of the businesses. However, due to Toll's previous experience with successful integration of acquired businesses, Toll believes that such risks can be effectively managed throughout the integration process.

11.2.3. Competition

In Section 13.3.6 of the Bidder's Statement Toll sets out the risk that increased competition in the Australian and New Zealand transport and logistics sector may have a material adverse effect on the Merged Group.

The ACCC Undertakings are designed to ensure that there is no substantial lessening of competition in markets in which Toll operates, including rail linehaul, Bass Strait shipping, Tasmanian freight forwarding, motor vehicle transportation and motor vehicle pre-delivery and inspection services. This may have a material adverse effect on the Merged Group's financial performance and position.

In Section 2.5 of the Fifth Supplementary Bidder's Statement, Toll noted the proposed Sale of ARG to Babcock & Brown and Queensland Rail. If the sale of ARG receives regulatory approval and is implemented, this may directly impact upon Pacific National's financial performance. This may have a material adverse effect on the respective financial performance and positions of Toll and Patrick and of the Merged Group.

As disclosed in Section 9.4.1, the financial impact of the ACCC Undertakings in respect of increased access for competitors will be driven by the actions of competitors and Toll is not in a position to predict those actions. In the event that competitors take actions the impact of which cannot be identified by Toll then there may be a negative impact on Pacific National's and hence the Merged Group's financial performance.

11.2.4. Acacia Ridge

As stated in Section 15.7, the management of Pacific National has entered into discussions with QR about Pacific National accepting Queensland Rail Network & Access' (**QRNA**) Terminal Services Agreement, under which QRNA will operate the Acacia Ridge terminal and service Pacific National's current and future requirements at the terminal. While Toll believes that an agreement with QRNA will be reached within the required time (i.e. by 17 May 2006), there is a possibility that a Terminal Services Agreement may not be approved by the board of Pacific National. If such an agreement were not concluded this could have a materially adverse effect on Pacific National.

11.2.5. Gearing

As a result of the increased Cash Consideration payable to Patrick Shareholders and the cash consideration for SembLog, the Merged Group will have a higher level of debt than indicated in the Bidder's Statement, which will be partially reduced with the proceeds from the sale of 50% of Pacific National. This higher level of debt will increase financial risks for the Merged Group.

The Merged Group's ability to service its debt will depend on its future performance, which will be affected by many factors, some of which are beyond the control of the Merged Group and its Directors.

The Merged Group will need to refinance its debt from time to time. No assurance can be given that any refinancing required from time to time will be available on satisfactory terms.

Any inability of the Merged Group to service, refinance or repay debt may have a material adverse effect on the Merged Group.

11.3. Risk Factors that Arise From the Offer

11.3.1. Ability to Implement the ACCC Undertakings

As discussed in Section 8.3.1, Toll has given the ACCC Undertakings to the ACCC. Certain ACCC Undertakings relate to assets Toll does not own, such as:

- the divestment of Patrick businesses; and
- transactions involving Pacific National.

In complying with the ACCC Undertakings and implementing the divestment of Patrick assets and the transactions involving Pacific National, the directors of the Patrick and/or Pacific National entities must act in accordance with their statutory and fiduciary duties and be satisfied that the transactions are in the best interests of the relevant entity.

As noted in paragraph (n) of Section 8.3.1, Toll will provide certain indemnities to Patrick and each Patrick related body corporate which is required to divest a Patrick business as a consequence of Toll implementing the ACCC Undertakings. Toll considers that the existence of these indemnities is a material consideration in the assessment of whether the transactions are in the best interests of Patrick Shareholders.

Further, Toll considers that merger synergies and cost savings would accrue to Patrick (and its relevant controlled entities) upon Toll obtaining control of Patrick. Moreover, Toll considers that the directors of Patrick and Pacific National will be entitled to consider such benefits accruing to Patrick in determining whether the implementation of the ACCC Undertakings is in the relevant company's best interests.

Toll believes that the existence of the indemnities will resolve any reasonable concern that directors may have arising out of these issues.

Based on the publicly available information on Patrick, Toll is not aware of any reason why the ACCC Undertakings may not be implemented if the Offer is Successful.

However, if Toll were to be prevented from implementing a transaction or was otherwise unable to implement a transaction which it was required to implement under the ACCC Undertakings (**Uncompleted Transaction**) then Toll would be required to follow the procedure set out in clause 10 of the ACCC Undertakings.

In summary, Toll is required to promptly notify the ACCC of an Uncompleted Transaction and provide the ACCC with information about the Uncompleted Transaction and Toll's proposal to address and remedy the circumstances arising as a result of the Uncompleted Transaction. If the

ACCC decides that the circumstances arising from an Uncompleted Transaction will not be remedied to its reasonable satisfaction within a time which is acceptable to the ACCC, Toll is required to sell and dispose of such other assets and/or businesses within its power and control and take such steps as would be sufficient to remedy the circumstances arising as a result of the Uncompleted Transaction and the relevant competition issues. Further, if Toll notifies the ACCC of an Uncompleted Transaction, the ACCC may at any time apply to the Court seeking orders including that Toll sell such assets or businesses to address and remedy the circumstances arising as a result of the Uncompleted Transaction and the relevant competition issues. Toll has provided undertakings to the ACCC that it will not oppose the bringing of such an application by the ACCC or contest such an application, although Toll may lead evidence and make submissions to the Court as to what Court orders should be made.

Accordingly, if Toll was prevented from implementing a transaction or was otherwise unable to implement a transaction which it was required to implement under the ACCC Undertakings then the Merged Group may suffer loss as a consequence of Toll following this procedure.

You should also read Section 11.3.4 which sets out various risk factors associated with Toll acquiring less than 100% of Patrick. This may be relevant to the implementation of the ACCC Undertakings.

11.3.2. Divestment of Assets

As discussed in Section 8.3.1, Toll has undertaken to the ACCC to divest, and to procure that Patrick divest, certain businesses. Toll expects that it and Patrick will be able to realise the market value of the assets to be divested within the sale period required by the ACCC. However, there remains a risk that divestitures within the sale periods required by the ACCC could result in sales for prices which are less than fair market value. There is also a risk that the ACCC may not approve the potential purchaser who offers the highest price for the relevant assets to be divested with the result that the assets are sold for less than the highest price offered.

You should also read Section 11.3.4 which sets out various risk factors associated with Toll acquiring less than 100% of Patrick. This may be relevant to the implementation of the ACCC Undertakings.

11.3.3. Implementation of Pacific National transactions

As discussed in Section 8.3.1, Toll has undertaken to the ACCC to procure that Pacific National implement certain transactions. Toll is not aware of any reason why the ACCC Undertakings will not be implemented within the period required by the ACCC.

However, there remains a risk that Pacific National will not be able to implement the transactions and arrangements provided for in the undertakings within the period provided for in the undertakings. See Section 11.3.1 for further information on the process which would occur in these circumstances.

You should also read Section 11.3.4 which sets out various risks factors associated with Toll acquiring less than 100% of Patrick. This may be relevant to the implementation of the ACCC Undertakings.

11.3.4. Acquisition of Less Than 100% of Patrick Shares

In Section 1.4.2, Toll states its intention to waive the 90% minimum acceptance condition if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of the number of Patrick Shares.[23] If Toll waives this condition it is possible that Toll will acquire less than 100% of Patrick Shares under the Offer.

A shareholding of less than 100% of Patrick Shares may, amongst other things:

- reduce the ability of Toll to access the cash flows of Patrick; and
- limit the ability of Patrick generally to function as a member of the Merged Group.

[23] See Section 1.4.2 for further information.

The impact on the Merged Group of Toll acquiring less than 100% is further considered in specific areas below.

(a) Synergies

The impact on the Merged Group of Toll acquiring less than 100% of Patrick Shares will depend on the ultimate level of ownership acquired. In any event, the existence of a minority interest in Patrick may have an impact on the Merged Group's capacity to realise synergies from the acquisition of Patrick.

The expected synergies accruing to the Merged Group are set out in Sections 9.4.1 and 9.4.2 assuming a 100% ownership scenario and 50.1% ownership scenario respectively.

(b) Tax

If, after the Offer, Toll does not hold 80% or more of the Patrick Shares, Patrick Shareholders who are Australian residents for income tax purposes and who would make a capital gain from their disposal of Patrick Shares will be unable to elect for a rollover of that part of the capital gain attributable to the Toll Share Consideration resulting in a capital gain crystallising at the time of the sale of the Patrick Shares. Scrip-for-scrip rollover relief for capital gains tax is discussed further in Section 12.

(c) Implementation of ACCC Undertakings

It is possible that minority shareholders in Patrick may seek an injunction restraining Patrick or Pacific National from implementing those transactions which Toll has undertaken to the ACCC that it will procure. If an injunction (whether temporary or permanent) was granted then Toll may be prevented from implementing a transaction. See Section 11.3.1 for further information on the process which would occur in these circumstances.

As noted in paragraph (n) of Section 8.2, Toll will undertake to provide certain indemnities to Patrick and each Patrick related body corporate which is required to divest a Patrick business as a consequence of Toll implementing the ACCC Undertakings.

(d) Toll's interest in Patrick is diluted to less than 50% of Patrick

Toll has stated its intention to waive the 90% minimum acceptance condition if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of Patrick Shares during the Offer Period. Accordingly, Section 9 includes financial information of the Merged Group assuming Toll acquires 50.1% (on an undiluted basis) of Patrick. This financial information has been presented on the basis that Toll would control Patrick in this scenario. "Control" is defined in Australian Accounting Standard AASB 127 "Consolidated and Separate Financial Statements" as being "the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities".

Patrick has issued CRANES which can be converted to Patrick Shares following a change in control of Patrick and Patrick Senior Executive Options which can be exercised for Patrick Shares if a party acquires a relevant interest in over 30% of Patrick Shares under a takeover bid.[24] Depending on Toll's shareholding in Patrick at the Closing Date, it is possible that Toll's interest may subsequently be diluted to less than 50% depending on how many, if any, CRANES convert and Patrick Senior Executive Options are exercised. If this scenario was to occur, Toll's ability to control Patrick would depend upon the prevailing facts and circumstances at that time including, but not limited to the circumstance where Toll might hold less than 50% of the voting rights but its interest constitutes a majority of the voting rights which are exercised.

If the situation was to occur where Toll ceased to control Patrick, Toll's Directors believe significant influence over Patrick would exist. Significant influence is defined in Australian Accounting Standard AASB 128 "Investments in Associates" as being "the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies". In the situation where Toll had significant influence but not control over Patrick, the Merged Group's reported NPAT after Minority Interest would not change, however Toll's share of Patrick's NPAT would be shown as a single line item (Share of associates NPAT) within the Income Statement.

[24] See Sections 9.2(d) and (e) of the Bidder's Statement for further information on the conversion mechanism of CRANES and Patrick Senior Executive Options respectively.

12. TAX CONSIDERATIONS

As outlined in Section 14.3.2.1 of the Bidder's Statement, each Patrick Shareholder who accepts the Offer will be treated as having disposed of Patrick Shares for tax purposes. The CGT implications of a disposal of Patrick Shares will depend upon the tax attributes of the particular Patrick Shareholder.

All references to tax consequences of the Special Dividend in the Bidder's Statement should be disregarded when considering the tax implications of the Revised Offer as the Special Dividend has been replaced with cash under the Revised Offer.

For an outline of the CGT consequences of the disposal of Patrick Shares, see Section 14.3.2 of the Bidder's Statement.

Sections 14.3.2.3 to 14.3.2.5 of the Bidder's Statement provide an outline of the availability of partial CGT scrip-for-scrip rollover relief. The rollover relief is only available if Toll becomes the owner of 80% or more of Patrick Shares and Patrick Shareholders would otherwise make a capital gain in respect of the disposal of Patrick Shares.

13. INSTITUTIONAL ACCEPTANCE FACILITY

Certain professional investors may be unable to accept Toll's Offer (e.g. by reason of their investment mandates) until it is declared unconditional. Accordingly, Toll has established an acceptance facility (**Acceptance Facility**) open to all professional investors (as defined in section 9 of the Corporations Act) which hold at least 100,000 Patrick Shares (**Eligible Shareholders**). Toll has arranged for Citigroup Global Markets Australia Pty Ltd ABN 64 003 114 832 (**Collection Agent**) to act as acceptance collection agent for the Eligible Shareholders. Patrick Shareholders who are not Eligible Shareholders cannot participate in the Acceptance Facility.

The key features of the Acceptance Facility are as follows:

(a) Eligible Shareholders may lodge Acceptance and Transfer Forms and/or directions to custodians to accept the Offer (**Acceptance Instructions**) in respect of their Patrick Shares with the Collection Agent, together with a direction to the Collection Agent to deliver the Acceptance Instructions to Toll in the circumstances described below. The Collection Agent will hold the Acceptance Instructions as agent only and will not acquire a "relevant interest" in any of the Patrick Shares the subject of the Acceptance Instructions;

(b) If Eligible Shareholders lodge Acceptance Instructions with the Collection Agent, they will direct the Collection Agent to lodge the Acceptance Instructions as formal acceptances of the Offer once Toll provides written confirmation (**Confirmation Notice**) to the Collection Agent that, on or before the receipt of the acceptances of the Offer as a result of these Acceptance Instructions being implemented, Toll will declare the Offer to be free from all defeating conditions;

(c) On receipt of the Confirmation Notice, the Collection Agent must deliver:

   (i) the Acceptance and Transfer Forms to Computershare Investor Services Pty Limited (which is the Toll Share Registry, **Computershare**) (in the case of Issuer Sponsored Holdings) or the relevant broker or non-broker participant (in the case of CHESS Holdings); and

   (ii) the custodian directions to the relevant custodian,

   provided that the aggregate of the Patrick Shares the subject of Acceptance Instructions and the shares in which Toll has a relevant interest of at least 50% of issued Patrick Shares at that time.

(d) While Acceptance Instructions deposited with the Collection Agent will demonstrate the intention of the relevant Eligible Shareholders to accept the Offer, they will not constitute acceptances of the Offer. The Eligible Shareholders will retain all rights and control over their Patrick Shares and may withdraw their Acceptance Instructions at any time prior to the Collection Agent becoming entitled and required to deliver the Acceptance Instructions as described above.

(e) No Confirmation Notice will be effective unless the aggregate of the number of Patrick Shares in which Toll has a relevant interest and the number of Patrick Shares the subject of Acceptance Instructions held by the Collection Agent exceeds 50% (by number) of issued Patrick Shares. The practical effect is that Acceptance Instructions cannot be released or processed even if Toll declares the Offer to be free from conditions at a time when its interest in Patrick Shares (including those the subject of Acceptance Instructions) is below 50%.

Following any movement of at least 1% in the aggregate of:

- the number of Patrick Shares which are the subject of Acceptance Instructions held by the Collection Agent; and
- the number of Patrick Shares in which Toll has a relevant interest,

Toll will disclose details of the above movements to ASX and Patrick by 9:30 am (Melbourne time) on the following Business Day together with a break-down of the aggregate amount between those categories.

The Collection Agent is also a financial adviser to Toll and will receive a fixed commercial fee for its role as Collection Agent.

14. BROKER HANDLING FEES

In the event that the Offer becomes or is declared unconditional, Toll will pay handling fees to brokers in respect of valid acceptances received from retail Patrick Shareholders, on the terms set out in this Section 14.

Subject to the terms below, if the Offer becomes or is declared unconditional, Toll will pay a handling fee (**Handling Fee**) to participating organisations of ASX (**Brokers**) in respect of valid acceptances received from retail Patrick Shareholders in connection with the Offer (**Acceptances**). A retail Patrick Shareholder is one who is not a Broker or an associate of a Broker and who is, as at the date of Acceptance, recorded on the Patrick Share Register as holding less than 100,000 Patrick Shares.

The Handling Fee payable in respect of an Acceptance will be 0.75% of the consideration payable by Toll under the Offer as a result of that Acceptance. For the purpose of calculating the Handling Fee payable, the Toll Share Consideration payable by Toll under the Offer will, in respect of each Acceptance, be determined using the 10 day VWAP of Toll Shares ending on the Business Day before Toll's announcement that the Offer has become or has been declared unconditional.

The maximum Handling Fee payable in respect of any Acceptance by a retail Patrick Shareholder is $750.

The fee is payable to Brokers only. In accepting the fee in respect of an application, the relevant Broker must represent to Toll that neither it nor its associate is the accepting Patrick Shareholder and the fee will not be passed on or otherwise shared directly or indirectly with the accepting Patrick Shareholder.

The Handling Fee will be payable to any Broker who submits to Computershare:

- a valid and duly completed claim form (**Claim Form**) which sets out:
  - the Broker's Participant Identification Number; and
  - a representation that neither the Broker nor its associate is the accepting Patrick Shareholder and that the fee will not be passed on or otherwise shared directly or indirectly with the accepting Patrick Shareholder; and
- a list of Acceptances (**Acceptance List**) which contains:
  - the registered name and address for each Patrick Shareholder to which the Claim Form relates;
  - the Holder Identification Number for each Patrick Shareholder to which the Claim Form relates;
  - the number of Patrick Shares accepted by each Patrick Shareholder and the date of the relevant Acceptance(s); and
- if the Acceptance(s) were effected by an Acceptance Form, a copy of such form bearing the Broker's stamp,

such that they are received by Computershare in the formats described below by 7:00 pm (Melbourne time) on the day which is 10 Business Days after the end of the Offer Period.

Claim Forms may be requested by email from the Computershare email address below. The Claim Form and the Acceptance List must be submitted to Computershare in hard copy format. The Acceptance List must also be emailed in Microsoft® Excel® format to the Computershare e-mail address below.

Claim Forms and Acceptance Lists must be forwarded to:

Computershare Investor Services Pty Limited
Attention: Sarah Howden
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067

email: TollTakeoverFax@computershare.com.au

For any Patrick Shareholder on the CHESS subregister, where that Patrick Shareholder directly requests Toll (and not the relevant Broker) to initiate acceptance of the Offer on their behalf, that Broker will not be entitled to receive the Handling Fee. No Handling Fees are payable in respect of Acceptances that are withdrawn. Toll reserves the right to aggregate any Acceptances in determining the Handling Fees payable to any Broker if Toll believes that a party has structured holdings of Patrick Shares to take advantage of the Handling Fees. Toll may in its discretion determine any disputes regarding whether a Handling Fee is payable.

Subject to the terms set out above, payment of the Handling Fee in respect of an Acceptance will be made by cheque within 10 Business Days of the later of:

- the date of receipt by Computershare of:
  - an Acceptance Form (if applicable) bearing the Broker's stamp; and
  - the Claim Form and the Acceptance List in the formats described above; and
- the date the Offer becomes unconditional.

15. PACIFIC NATIONAL

15.1. Patrick's PNQ Claim

Patrick has applied to the Supreme Court of Victoria for leave under section 237 of the Corporations Act to commence action on behalf of, and in the name of, Pacific National against Toll, certain Toll subsidiaries and Mr Paul Little and Mr Mark Rowsthorn personally, arising out of a Memorandum of Understanding between Toll and Pacific National Queensland in relation to intermodal freight (**PNQ Claim**). The background to the PNQ Claim is set out in Section 15.4.1 of the Bidder's Statement and Section 2.1 of the Fifth Supplementary Bidder's Statement. All of Patrick's allegations are emphatically denied.

The hearing of Patrick's application for leave has been listed for final hearing, together with Toll's Oppression Proceedings and Patrick's Winding-up Application (see Sections 15.2 and 15.3 below), to commence on 10 May 2006.

15.2. Toll's Oppression Proceedings

On 15 February 2006 Toll (through its wholly-owned subsidiary Toll Rail Investments Pty Ltd) commenced proceedings in the Supreme Court of Victoria against Patrick Rail Investments Pty Ltd (a wholly-owned subsidiary of Patrick), Mr Christopher Corrigan and Mr Allan Davies over the conduct of those parties in connection with Pacific National (**Oppression Proceedings**). The background to the Oppression Proceedings is set out in Section 2.2 of the Fifth Supplementary Bidder's Statement.

After the commencement of the Oppression Proceedings, Mr Davies resigned as a director of Pacific National and accordingly, Toll removed Mr Davies as a defendant in the proceeding. Mr William Hara (who is company secretary of Patrick) replaced Mr Davies as a director of Pacific National on 24 February 2006. In the Oppression Proceedings Toll seeks, among other orders:

- the removal of Mr Corrigan as a director of Pacific National;
- a sale of Patrick's shares in Pacific National to Toll; and
- an order:
  - that Patrick discontinue the Winding-up Application;
  - that Patrick be restrained from proceeding with the Winding-up Application; or
  - that there be a stay of the Winding-up Application.

Toll's Oppression Proceedings have been listed for final hearing with Patrick's application for leave in respect of the PNQ Claim and Patrick's Winding-up Application, to commence on 10 May 2006.

15.3. Patrick's Winding-up Application

On 15 February 2006 Patrick applied to the Supreme Court of Victoria for an order under section 461 of the Corporations Act to wind up Pacific National on the "just and equitable" ground (**Winding-up Application**). The background to the Winding-up Application is set out in Section 2.3 of the Fifth Supplementary Bidder's Statement.

The matter has been listed for final hearing with Patrick's application for leave in respect of the PNQ Claim and Toll's Oppression Proceedings, to commence on 10 May 2006.

The making of a winding-up application which is not withdrawn within 30 days constitutes an event of default under the financing facilities that Pacific National has with its banks. The banks have not as yet exercised their rights under the relevant facility agreements in relation to the Winding-up Application, and Pacific National management remains in discussions with the representatives of the banks in this regard.

15.4. Pacific National Shareholders Agreement - clause 5.5

On 17 March 2006, Patrick issued a notice to Toll and Pacific National, under which it purported to require Pacific National to make available to Patrick 50% of its inter-modal freight capacity from 1 July 2006. Toll believes there is no basis under the Pacific National shareholders agreement for Patrick to require Pacific National to make capacity available to it in the manner contemplated by the notice. Toll intends to vigorously oppose the action by Patrick, including through the courts if necessary.

15.5. Revised Pacific National Forecasts

On 20 January 2006 Patrick announced revised forecasts for Pacific National. Toll set out its revised forecasts for Pacific National in Toll's ASX announcements dated 20 and 24 January 2006 and 21 February 2006. Toll has set out further revised forecasts for Pacific National in Sections 9.2.2 and 9.2.3.

15.6. Sale of ARG

The Sale of ARG to Babcock & Brown and Queensland Rail (QR) is summarised in Section 2.5 of the Fifth Supplementary Bidder's Statement.

The ACCC is still assessing the proposed acquisition, which remains subject to clearance by the ACCC.

QR's stated strategic objective since at least 2004 has been to operate nationally, and its proposed acquisition of ARG's above-rail operations is part of QR's advancement of that strategy.

ARG is a predominantly bulk operator with operations largely in Western Australia. The acquisition would reduce the number of bulk rail operators in Australia from three to two, namely QR and Pacific National.

ARG operates intermodal services between Perth and Kalgoorlie and between Melbourne and Adelaide. QR already operates intermodal services between Brisbane and Melbourne. It is possible that QR may integrate these with the existing ARG services and expand its operations to the Melbourne-Perth corridor. This would introduce a third operator on the Melbourne-Perth corridor, in addition to Pacific National and SCT.

Based on QR's expressed strategic objectives, the board of Pacific National has been predicting the entry of QR to the national intermodal market for some time. The board of Pacific National has not formed a view on the potential financial impact on the Intermodal Division of QR entering the Melbourne-Perth corridor.

15.7. Acacia Ridge

The background to the Acacia Ridge litigation is set out in Section 15.4.2 of the Bidder's Statement, and Section 2.5 of the Fifth Supplementary Bidder's Statement. Pacific National has not appealed against the judgment of Justice Jacobson and the time for such an appeal has expired. The board of Pacific National has authorised Pacific National management to enter into discussions with QR about transition of the control and management of the Acacia Ridge terminal to QRNA, the infrastructure management arm of QR.

This will involve discussions with respect to the terms of the QRNA's Terminal Services Agreement, under which QRNA will operate the Acacia Ridge terminal and service Pacific National's current and future requirements at the terminal.

Pacific National management are, in the course of discussing transitional arrangements with QRNA, assessing the financial impact of these new arrangements.

16. THE OFFER

16.1. Variation of the Offer

Toll hereby gives notice under section 650D of the Corporations Act that it varies the Offer contained in Section 16 of the Bidder's Statement by:

- increasing the Cash Consideration payable under the Offer from $0.75 to $1.90 (being $0.75 less $0.32 (being the amount of the Patrick Dividend which dividend Toll has elected to deduct in accordance with Section 16.8(c) of the Bidder's Statement), plus $0.54 (being the increased Cash Consideration to replace the Special Dividend which Toll has determined for the purpose of Section 16.9(b) of the Bidder's Statement cannot lawfully be paid), plus $0.93 cash (by way of increase)); and
- replacing all references to "$0.75" in the Offer with references to "$1.90 (being $0.75 less $0.32 (being the amount of the Patrick Dividend which dividend Toll has elected to deduct in accordance with Section 16.8(c) of the Bidder's Statement), plus $0.54 (being the increased Cash Consideration to replace the Special Dividend which Toll has determined for the purpose of Section 16.9(b) of the Bidder's Statement cannot lawfully be paid), plus $0.93 cash (by way of increase))".

Accordingly, the Bidder's Statement is hereby amended by replacing all references to "$0.75" in the Bidder's Statement with references to "$1.90 (being $0.75 less $0.32 (being the amount of the Patrick Dividend which dividend Toll has elected to deduct in accordance with Section 16.8(c) of the Bidder's Statement), plus $0.54 (being the increased Cash Consideration to replace the Special Dividend which Toll has determined for the purpose of Section 16.9(b) of the Bidder's Statement cannot lawfully be paid), plus $0.93 cash (by way of increase))".

16.2. Effect of Patrick Dividend

On 17 November 2005 Patrick announced that it would pay a fully franked dividend of $0.32 per Patrick Share to Patrick Shareholders, comprising a final ordinary dividend of $0.08 per Patrick Share and a special dividend of $0.24 per Patrick Share. These dividends were paid by Patrick to ordinary Patrick shareholders on 19 December 2005.

In accordance with the Offer terms outlined in Section 16.8(c) of the Bidder's Statement, the Offer consideration payable to Patrick Shareholders who accept the Offer will be reduced by the amount of the dividend paid by Patrick.

Section 16.8(c) provides that Toll is entitled to deduct the amount of all Rights in respect of your Patrick Shares (which includes the Patrick Dividend) through a reduction in either the Toll Share Consideration or the Cash Consideration. In Section 1 of Toll's Third Supplementary Bidder's Statement, Toll stated its then current intention that the reduction in its Offer consideration will be applied through a $0.32 reduction in the Cash Consideration. Toll has formally made a determination that the reduction in its Offer Consideration to reflect the Patrick Dividend will be applied through a $0.32 reduction in the Cash Consideration.

For information on the premia calculations of Toll's Offer see Section 3.

16.3. Special Dividend

Toll originally proposed to include in the Offer Consideration an *in specie* fully franked Special Dividend of 0.3 Virgin Blue Shares. However, since that time:

- Patrick paid the Patrick Dividend (a $222 million dividend of $0.32 per Patrick Share) to Patrick Shareholders; and
- Toll's Directors are no longer confident that the Special Dividend can lawfully be paid due to uncertainties as to whether sufficient profits would be available.

Toll also notes that Toll's Directors resolved on 22 March 2006 to waive the 90% minimum acceptance condition set out in Section 16.12(a) of the Bidder's Statement if the aggregate of Toll's relevant interest in Patrick Shares and acceptances received under the IAF is at least 50.1% of Patrick Shares during the Offer Period, with the result that Patrick may not be a wholly-owned subsidiary of Toll at the time the Special Dividend was to be paid.

Accordingly, in light of the above, and in order to provide certainty to Patrick Shareholders in respect of the consideration, Toll has resolved to increase the Cash Consideration by $0.54 (in accordance with Section 16.9(b) of the Bidder's Statement). As a result, if you accept or have accepted the Offer, you will be in no less favourable position (on a before tax basis) as if the

Special Dividend had been paid in full. This increase has been determined, in accordance with Section 16.9(b) of the Bidder's Statement, using the one month VWAP of Virgin Blue Shares ending on 21 March 2006 (being the Business Day before the date of this Seventh Supplementary Bidder's Statement) which is $1.79.

17. GENERAL

17.1. Consents

Citigroup Global Markets Australia Pty Ltd has given and has not before the date of this Seventh Supplementary Bidder's Statement withdrawn its consent to be named in this Seventh Supplementary Bidder's Statement as the Collection Agent in the form and context in which it is named.

Computershare Investor Services Pty Limited has given and has not before the date of this Seventh Supplementary Bidder's Statement withdrawn its consent to be named in this Seventh Supplementary Bidder's Statement as the Toll Share Registry in the form and context in which it is named.

SembCorp Logistics Limited has given and has not before the date of this Seventh Supplementary Bidder's Statement withdrawn its consent to be named in this Seventh Supplementary Bidder's Statement in the form and context in which it is named.

Each of the parties referred to in this Section:

- does not make, nor purport to make, any statement in this Seventh Supplementary Bidder's Statement, nor is any statement in this Seventh Supplementary Bidder's Statement based on any statement by any of those parties, other than as specified in this Section; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of the Seventh Supplementary Bidder's Statement other than a reference to its name and a statement included in this Seventh Supplementary Bidder's Statement with the consent of that party as specified in this Section.

17.2. ASIC Class Order 01/1543

As permitted by ASIC Class Order 01/1543, this Seventh Supplementary Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Seventh Supplementary Bidder's Statement without the consent of the person to whom the statement was attributed where the statement was made in a document lodged with ASIC or ASX.

Pursuant to the Class Order, Toll will make available a copy of the following documents (or of relevant extracts from those documents), free of charge, to Patrick Shareholders who request it during the Offer Period:

- Patrick's announcements to ASX dated 13 October 2005, 20 January 2006, 28 February 2006 and 17 March 2006; and
- ACCC's announcements to ASX dated 11 March 2006 and 17 March 2006.

To obtain a copy of these documents (or the relevant extracts), Patrick Shareholders may call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+613 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

17.3. Forward Looking Statements

This Seventh Supplementary Bidder's Statement includes certain forward looking statements. As such statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the transport and logistics industry (including those risks described in Section 13 of the Bidder's Statement and Section 11 of this Seventh Supplementary Bidder's Statement) as well as matters such as general economic conditions, many of which are outside the control of Toll and its Directors. These factors may cause the actual results, performance or achievements of Toll, Patrick, SembLog, or the Merged Group to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forward looking statements. The past performance of Toll is not a guarantee of future performance.

17.4. Approval of Seventh Supplementary Bidder's Statement and notices

This Seventh Supplementary Bidder's Statement and the notice pursuant to section 650D of the Corporations Act herein have each been approved by resolutions passed by all of the Directors of Toll (other than Mr Lucas - see Section 15.2 of the Bidder's Statement).

17.5. Dated

This Seventh Supplementary Bidder's Statement and the notice pursuant to section 650D of the Corporations Act herein are each dated 22 March 2006.

17.6. Signed

For and on behalf of Toll Holdings Limited.

Mr Paul Little
Managing Director
Toll Holdings Limited

Mr Neil Chatfield
Director
Toll Holdings Limited

A copy of this Seventh Supplementary Bidder's Statement and the notice pursuant to section 650D of the Corporations Act herein were lodged with ASIC and sent to Patrick on 22 March 2006. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Seventh Supplementary Bidder's Statement or the notice pursuant to section 650D of the Corporations Act herein.

18. GLOSSARY

18.1. Defined Terms

In this Seventh Supplementary Bidder's Statement and in the Acceptance Form, the following terms have these meanings unless the contrary intention appears or the context otherwise requires:

3PL means third party logistics.

90% Condition means the condition described in Section 1.2 under which Toll will increase the Cash Consideration by $0.20 cash per Patrick Share, if on or before the close of the Offer, Toll has a relevant interest in not less than 90% of Patrick Shares.

ACCC Undertakings means Toll's undertakings to the ACCC which were accepted by the ACCC on 11 March 2006 and which are summarised in Section 8.3.1.

Additional Cash means the additional Cash Consideration which is payable to Patrick Shareholders and calculated as the sum of $0.20 cash per Patrick Share (if the 90% Condition is satisfied) and $0.10 cash per Patrick Share (if the FCL Condition is satisfied).

Cash Consideration means $1.90 cash per Patrick Share.

CGT means capital gains tax.

Closing Date means 7:00pm (Melbourne time) on 13 April 2006, unless extended.

Collection Agent means Citigroup Global Markets Australia Pty Ltd ABN 64 003 114 832.

Divestment Businesses has the meaning given in paragraph (b) of Section 8.3.1.

Enhanced Offer means Toll's offer to increase the Cash Consideration by a further $0.20 cash per Patrick Share (if the 90% Condition is satisfied) and by a further $0.10 cash per Patrick Share (if the FCL Condition is satisfied) and which is described in Section 1.2.

Facility has the meaning given in Section 10.3.1.

FCL means FCL Interstate Transport Pty Ltd ACN 007 429 567.

FCL Condition means the condition described in Section 1.2 under which Toll will increase the Cash Consideration by $0.10 cash per Patrick Share, if Patrick has not exercised the FCL Option or otherwise agreed to acquire FCL as at the date the Offer becomes or is declared to be unconditional.

FCL Option means Patrick's option to acquire FCL which was announced to ASX on 1 December 2005.

Handling Fee means the handling fee described in Section 14.

IAF means the Institutional Acceptance Facility described in Section 13.

Lonergan Edwards means Lonergan Edwards & Associates Limited ACN 095 445 560.

P&O means Peninsula and Oriental Steam Navigation Company.

Patrick Dividend means the $0.32 dividend paid by Patrick to Patrick Shareholders on 19 December 2005.

PrixCar means PrixCar Services Limited ACN 007 063 505.

QRNA means Queensland Rail Network & Access.

Revised Offer means 0.4 Toll Shares and $1.90 cash per Patrick Share.

SAF means Singaporean Armed Forces.

SembCorp means SembCorp Industries Limited.

SembLog means SembCorp Logistics Limited.

SFRS means Singapore Financial Reporting Standards.

18.2. Interpretation

In this Seventh Supplementary Bidder's Statement, the following rule of interpretation applies unless the contrary intention appears or the context requires otherwise.

S$ is a reference to the lawful currency in Singapore, unless otherwise stated.

Terms defined in the Bidder's Statement have the same meaning herein unless otherwise defined in Section 18.1.

Information for US Holders

Foreign Patrick Shareholders should note that part of the consideration under the Offer is securities of Toll, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in the US and other countries. The financial statements included in this Seventh Supplementary Bidder's Statement and any such statements in the Earlier Statements have been prepared in accordance with Australian Accounting Standards and, to the extent that information is available, AIFRS, which were effective from 1 July 2005 for Toll and the Merged Group. These may not be directly comparable to the financial statements of US or other foreign countries. Foreign Patrick Shareholders should be aware that Toll may purchase Patrick Shares otherwise than pursuant to this Offer, such as in the open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

It may be difficult for foreign Patrick Shareholders to enforce their rights and any claim they may have arising under US federal securities laws, since Toll is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Foreign Patrick Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

The securities referred to in this Seventh Supplementary Bidder's Statement and the Earlier Statements have not been and will not be registered under the U.S. Securities Act of 1933, as amended (**Securities Act**), or under the securities laws of any jurisdiction of the US, and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act. The Bidder's Statement, including the supplements thereto, does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

Toll has filed this Seventh Supplementary Bidder's Statement and the Earlier Statements with the U.S. Securities and Exchange Commission (**SEC**), under cover of Form CB. Investors and holders of Patrick securities are strongly advised to read the Bidder's Statement and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Copies of the documents filed with the SEC are available at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. Patrick has issued a target's statement and a supplementary target's statement in connection with the Offer which investors and holders of Patrick securities are strongly advised to read.

Toll Holdings Limited ACN 006 592 089

